FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

"This Form 6-K is deemed to be incorporated by reference into the Offering Circular Supplement, dated August 3, 2006, relating to National Australia Bank's Rule 144A Supplemental Program under the bank's Global Medium Term Note Program".

Incorporating the requirements of Appendix 4E

National Australia Bank Limited ABN 12 004 044 937 (the ‘Company’)

This full year results announcement incorporates the preliminary final report and is given to the Australian Stock Exchange (ASX) under Listing Rule 4.3A

Results for announcement to the market

Reporting period	Previous corresponding period

12 months ended 30 September 2006	12 months ended 30 September 2005

				2006
				$m
Revenue from ordinary operations	up	3.9%	to	38,235
Profit after tax from ordinary operations attributable to members of the Company	up	10.0%	to	4,392
Net profit attributable to members of the Company	up	10.0%	to	4,392

Dividends

	Amount per share	Franked amount per share
Final dividend	84 cents	90.0%
Interim dividend	83 cents	80.0%
Record date for determining entitlements to the final dividend	November 16, 2006

Net profit attributable to members of the Company has increased 10.0% to $4,392 million for the year ended 30 September 2006.

Performance has been impacted by a range of factors including good revenue growth and cost control in the current period along with one off income as a result of reforms made to the UK defined benefit funds and profit on sale of the Custom Fleet business. The previous corresponding period was impacted by the net profit on the sale of Northern Bank Limited and National Irish Bank Limited and restructuring expenses.

The increase in revenue includes growth in interest income, partly offset by lower investment revenue and the higher profit from the sale of controlled entities in the prior corresponding period.

National Australia Bank Limited
ABN 12 004 044  937

Group Corporate Affairs
500 Bourke Street, Melbourne Victoria 3000 Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Friday, 3 November 2006

National Australia Bank announces $4.39 billion net profit

National Australia Bank today announced a 10% increase in net profit* from $3.992 billion to $4.392 billion for the 2006 financial year.

“All parts of the group contributed to the 21.9% increase in cash earnings before significant items from $3.25 billion to $3.97 billion. Cash earnings from on-going operations before significant items were $3.80 billion, an increase of 20.2%,” National Australia Bank Group Chief Executive Officer, John Stewart said today.

“Diluted cash earnings per share** increased 18.8% from 206.3 cents to 245.1 cents.

“This result follows two and a half years of detailed planning, hard work and careful implementation.

“We have faced the issues that confronted the National Australia Bank in 2004 and are fundamentally changing our culture and the way we run the business so that we can consistently grow shareholder value.

“Revenue momentum is good, costs have been controlled and overall asset quality remains sound with gross impaired assets to total lending declining from 0.35% to 0.30%.

“Consistent with industry experience signs are emerging of credit quality weakness in areas such as personal lending in Australia and the United Kingdom. We will work with our customers to manage through any difficulties ahead, particularly the drought in Australia.

Increased Final Dividend and Share Buy Back

Final dividend is 84 cents, an increase of 1 cent on the previous final dividend. The final dividend is franked to 90%.

“In line with our commitment to active capital management we will undertake a $500 million on-market share buy back to be completed in the first half of 2007.

“In addition, we intend to neutralise the capital impact of shares issued under the dividend reinvestment plan and various employee share plans by either buying back new shares issued on-market or purchasing shares on-market to satisfy our obligations rather than issuing new shares.  This amounts to approximately $300 million of capital in 2007.

*Net profit attributable to members of the Company. The 2006 results reflect the full adoption of Australian equivalents to International Financial Reporting Standards (AIFRS). As permitted under AIFRS, 2005 comparatives do not include adjustment for the financial instruments and life insurance AIFRS standards.

** Before significant items

Review of Operations

Key Group Performance Measures (FY 06 compared with FY 05)

•              Return on average equity before significant items increased from 14.8% to 17.7%.

•              Diluted cash earnings per share increased 18.8% from 206.3 cents to 245.1 cents.*

•              Basic earnings per share increased 6.6% from 246.3 cents to 262.6 cents.

•              Net operating income increased 4.98% from $14.51 billion to $15.23 billion.

•              Operating expenses decreased 4.4% from $8.0 billion to $7.65 billion.

•              Total lending increased by 16.8% to $346.69 billion.**

•              Net interest margin was 2.31% compared with 2.13% in 2005.***

•              Impaired assets as a percentage of total lending fell from 0.35% to 0.30%.

* Before significant items. **Total gross loans, advances & acceptances. ***Adoption of AIFRS added 7 basis points to the 2006 net interest margin.

Cash earnings by business unit before significant items (ongoing operations #)

	Year to			% Change
	($m)			(Excluding foreign
	30 Sept 2006	30 Sept 2005	% Change	exchange impact)
Australia	2,404	2,223	+ 8.1
United Kingdom	553	494	+11.9	+12.8
New Zealand	350	311	+12.5	+18.3
nabCapital	618	577	+ 7.1	+ 8.1
Other##	127	(241)
Distributions	(254)	(204)
Total	3,798	3,160	+20.2

# During 2006 the operations of Custom Fleet, MLC Asia and the UK Discretionary Investment Management business were sold. ## Includes Group Funding and Corporate Centre.

Australia region

Banking

“Banking cash earnings before significant items increased 12.7% to $2,045 million due to robust volume growth and careful margin management. In November 2005 we alerted the market to a cost bow wave associated with significant investment and compliance programs. Costs in the March and September halves of 2006 have been trending down.

“Benefits from the investment program include increasing the percentage of branches that have home loans sales capability from 15% in 2005 to 52% in 2006. Another example is a 20% reduction in credit processing time.

“NAB showed the largest percentage improvement among the major banks for customer satisfaction in the year to September 2006 (Roy Morgan Research). NAB was awarded Bank of the Year by Money Magazine, and the new brand campaign won a marketing excellence award from the Australian Marketing Institute.

“Market share gains were recorded in business lending and retail deposits. Revenue growth was 8.2% in 2006. The cost to income ratio has improved progressively from 54.3% in the September 2005 half, to 52.9% in the March 2006 half year and 49.4% in the September 2006 half year. The cost to income ratio for the 2006 full year was 51.1%.

Wealth Management

“Wealth Management cash earnings before significant items declined by 9.7% due to the adverse impacts of the transitional tax relief in the investments business and adjustments for AIFRS. If adjusted for these items in the prior year, cash earnings growth was 21.3%.

“Total funds under management and administration increased by 11.8% and annual inforce premiums were 11.7% higher. Cross sales of MLC investment products through the bank are now more than 30% of total MLC sales through planner networks. Insurance cross sales through the bank increased by 35% and are now more than 40% of total MLC retail sales.

“MLC was awarded Insurance Company of the Year 2006 for the second time in three years in the Australian and New Zealand Insurance Industry Awards and Best Life Insurance Company 2006 by Australian Banking & Finance magazine.

United Kingdom region

“These results demonstrate the United Kingdom business is delivering on its promises. The strategic agenda continues on track and is delivering sustained growth with an 11.9% increase in cash earnings before significant items for the full year.

“The percentage rise in cash earnings in local currency was even stronger at 12.8% to £229 million.

“There are now 74 Financial Solutions Centres within the UK, 36 in the South and 38 in the North. The third party distribution channel now has 450 broker relationships and £1.6 billion in mortgage advances were completed in the year. More than 16,000 new customers were introduced to the bank through this channel.

“The re-alignment of the branch network was completed 6 months ahead of schedule and has continued to show improved performance with good growth in deposits, improvement in cross sales and mortgage sales over the previous year with 20% fewer branches. The new branch teller system has been successfully rolled out across the Yorkshire Bank branches.

“The UK contact centre in Glasgow was named Best Contact Centre of the Year 2006 in the Contact Centre World awards for the European, Middle East and Africa regions.

“The cost to income ratio improved from 63.4% in 2005 to 61.1% in the 2006 year, and in the second half was 59.5%.

New Zealand region

“The 12.5% increase in cash earnings before significant items was a good result in a highly competitive banking market. In local currency cash earnings were NZ$400 million, an 18.3% increase.

“The New Zealand business reported solid growth in volume, well managed costs and careful margin management. The cost to income ratio was reduced from 56.4% in the 2005 to 51.4% in the 2006 financial year and fell to 49.0% during the second half of 2006.

“Market share improved to 16.3% in September in the hotly contested housing sector through the Bank of New Zealand’s Unbeatable home loan campaign.

“The Bank of New Zealand won the Best in Customer Service award for a contact centre in the Asia Pacific region across all industries, a first for a New Zealand call centre, and also won its category for the best customer contact centre in New Zealand against all industries for the third year in a row.

nabCapital (Formerly Institutional Markets & Services)

“The 7.1% increase in nabCapital’s cash earnings before significant items was achieved while reducing risk weighted assets by 16% in the year to September 2006. This reflects a business that is reinventing itself through a broader mix of products, an increasingly global distribution network for those products and more diversified revenue streams. The close attention to capital management has resulted in a cumulative reduction in risk weighted assets of $23 billion or 29% since the initiative commenced in January 2005.

“In an industry subject to deal flow and market volatility, nabCapital’s better than expected performance was assisted by favourable market conditions, including a positive credit environment and higher revenues from interest and exchange rate volatility.

“nabCapital commenced a three-year strategic investment plan to improve simplicity, flexibility and cost effectiveness in the business.

“In addition, it undertook a structural reorganisation to align the business to the originate-warehouse-distribute operating model. The Grocon Property Trust Australia and the Multiplex Acumen Prime Property Fund, among others, demonstrated nabCapital’s ability to originate solutions for clients, repackage (or warehouse) the risk and distribute equity product to investors. nabCapital was involved in the leveraged buyout of Myer Department Stores, while a bond issue for the GPT Group was the largest issue of its kind in Australia.”

For further information:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Head of Investor Relations
M 0419 369 058	M 0414 446 876

Kim Lovely
External Relations Manager
M 0406 035 243

Disclaimer
This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “likely”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SECTION 2

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2006

SELECTED FINANCIAL DATA

DIVISIONAL PERFORMANCE SUMMARY

			Fav /			Fav /
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Cash earnings(1)
Australian Banking	1,139	990	15.1	2,129	1,836	16.0
Wealth Management Australia	190	174	9.2	364	403	(9.7)
Asia Banking & Wealth Management	(2)	29	large	27	29	(6.9)
Australia Region	1,327	1,193	11.2	2,520	2,268	11.1
UK Region	323	257	25.7	580	536	8.2
New Zealand Region	209	167	25.1	376	317	18.6
nabCapital	332	286	16.1	618	577	7.1
Other (incl. Group Funding & Corporate Centre)	63	64	(1.6)	127	(241)	large
Cash earnings before significant items and distributions	2,254	1,967	14.6	4,221	3,457	22.1
Distributions	(127)	(127)	—	(254)	(204)	(24.5)
Cash earnings before significant items	2,127	1,840	15.6	3,967	3,253	21.9
Cash earnings before significant items - disposed operations	(117)	(52)	large	(169)	(93)	(81.7)
Cash earnings before significant items -ongoing operations	2,010	1,788	12.4	3,798	3,160	20.2
Reconciliation to net profit
Cash earnings before significant items	2,127	1,840	15.6	3,967	3,253	21.9
Adjusted for:
Significant items after tax	15	270	(94.4)	285	678	(58.0)
Cash earnings after significant items	2,142	2,110	1.5	4,252	3,931	8.2
Adjusted for:
Net profit attributable to minority interest	490	259	(89.2)	749	610	(22.8)
Distributions	127	127	—	254	204	(24.5)
Treasury shares after tax	(22)	(104)	78.8	(126)	(143)	11.9
IoRE discount rate variation	(6)	—	large	(6)	—	large
Impairment of goodwill	5	(5)	large	—	—	—
Revaluation gains / (losses) on exchangeable capital units after tax	22	(134)	large	(112)	—	large
Net profit on sale of controlled entities	108	—	large	108	—	large
Fair value gain on economic hedge of the proceeds on sale of controlled entities	22	—	large	22	—	large
Net profit	2,888	2,253	28.2	5,141	4,602	11.7
Net profit attributable to minority interest	(490)	(259)	(89.2)	(749)	(610)	(22.8)
Net profit attributable to members of the Company	2,398	1,994	20.3	4,392	3,992	10.0
Distributions	(127)	(127)	—	(254)	(204)	(24.5)
Earnings attributable to ordinary shareholders	2,271	1,867	21.6	4,138	3,788	9.2

(1)          Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ within Section 2 - “Selected Financial Data” for a complete discussion of cash earnings.

GROUP KEY PERFORMANCE MEASURES

		Half Year to		Year to
	Note	Sep 06	Mar 06	Sep 06	Sep 05
Earnings per share (cents)
Basic cash earnings per ordinary share before significant items	Supp 7	132.4	115.5	248.0	208.6
Diluted cash earnings per ordinary share before significant items	Supp 7	130.9	114.5	245.1	206.3
Basic cash earnings per ordinary share after significant items		133.3	132.5	265.8	252.1
Basic earnings per ordinary share after significant items(1)	Supp 7	143.5	118.8	262.6	246.3
Dividends per share (cents)	6	84	83	167	166
Performance(2)
Return on average equity before significant items		19.8%	15.4%	17.7%	14.8%
Cash earnings on average equity before significant items(3)		17.5%	16.3%	16.9%	15.0%
Return on average assets before significant items		0.95%	0.73%	0.84%	0.72%
Net interest income
Net interest spread	Supp 1	1.93%	1.82%	1.88%	1.69%
Net interest margin	Supp 1	2.31%	2.31%	2.31%	2.13%
Profitability (before significant items)
Cash earnings per average FTE ($’000)		109	94	102	79
Banking cost to income ratio(4)		51.5%	55.6%	53.5%	59.2%

		As at
		30 Sep 06	31 Mar 06	30 Sep 05
Capital
Tier 1 ratio	Supp 3	7.35%	8.05%	7.86%
Tier 2 ratio	Supp 3	3.88%	3.66%	3.60%
Deductions	Supp 3	(0.42)%	(0.98)%	(1.01)%
Total capital ratio	Supp 3	10.81%	10.73%	10.45%
Adjusted common equity ratio	Supp 3	5.35%	5.77%	5.49%
Assets ($bn)
Gross loans and acceptances(5)	Supp 2	347	322	297
Risk-weighted assets	Supp 3	318	302	290
Net tangible assets per ordinary share ($)		11.91	10.74	10.47
Asset quality
Gross impaired assets to gross loans and acceptances(6)	9	0.30%	0.31%	0.35%
Net impaired assets to total equity (parent entity interest)	9	3.1%	2.8%	2.8%
Collective provision to total risk weighted assets(7)	9	0.62%	0.60%	0.71%
Collective provision to credit risk weighted assets(7)	9	0.65%	0.63%	0.75%
Collective provision plus general reserve for credit losses to credit risk weighted assets (7)(8)	9	0.71%	—	—
Specific provision to gross impaired assets	9	17.4%	25.8%	34.9%
Total provision to gross impaired assets(7)	9	204.0%	210.3%	235.8%
Other information
Funds under management and administration ($bn)		97	96	91
Assets under custody and administration ($bn)		457	442	410
Full-time equivalent employees (no.)	Supp 5	38,433	39,298	38,933

(1)          Basic earnings are defined as “Earnings attributable to ordinary shareholders”.

(2)          “Return” calculations use “Earnings attributable to ordinary shareholders”.

(3)          Calculation has been adjusted to remove the impact of treasury shares and exchangeable capital units on average equity. March 2006 has been restated to reflect this.

(4)          Refer to ‘Non-GAAP financial measures’ within Section 2 - Selected Financial Data for discussion of the cost to income ratio.

(5)          Balances as at 30 September 2006 and 31 March 2006 includes acceptances bought back by the Group (classified as Trading Securities in comparative periods).

(6)          Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due 90 days and there is sufficient doubt about the ultimate collectibility of principal and interest and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred.

(7)          For Asset Quality disclosure purposes provision includes credit adjustment to the Group’s entire loan book (i.e. both loans recorded at amortised cost and fair value). This differs to the approach required for the statutory financial statements.

(8)          The general reserve for credit losses was established from 1 July 2006 and aligns the Group’s coverage ratios with the APRA benchmark of 0.50% of total risk weighted credit risk assets. At 30 September 2006 the reserve was $135 million.

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit
Less:
Minority interests
Minority interests — Life businesses
Distributions
Revaluation gains/losses on exchangeable capital units
Treasury shares
Net profit/loss on sale of controlled entities
Revaluation gains/losses on economic hedge of the proceeds on sale of controlled entities
IoRE discount rate variation
Add:
Impairment of goodwill
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                                          Minority interests – reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                                          Minority interests Life Businesses – reflects the allocation of profit to controlled unit trusts of life companies

•                                          Distributions – this reflects payments to holders of National Income Securities, Trust Preferred Securities, and Trust Preferred Securities II, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                                          Revaluation gains/losses on exchangeable capital units – the Group’s exposure to foreign exchange risk is eliminated through the existence of certain conversion features that convert the ExCaps to equity at pre-determined exchange rates

•                                          Treasury shares – relates to the movement in treasury share assets (direct investments in National Australia Bank Limited) caused by the movement in the share price

•                                          Net profit/loss on sale of controlled entities – relates to profits or losses on the sale of controlled entities.

•                                          Revaluation gains/losses on economic hedge of the proceeds on sale of controlled entities – represents the fair value movement on derivatives taken out to protect against foreign exchange rate movements and relates directly to the profit/loss on sale of controlled entities.

•                                          IoRE discount rate variation – relates to the movement in Investment Earnings on Shareholders’ Retained Profits (IoRE) attributable to the variation between applying the short term and long term discount rates when calculating the IoRE. This adjustment has been made for the 30 September 2006 half only. It had an insignificant impact on the March 2006 half.

•                                          Impairment of goodwill - relates to the impairment expense recognised on the application of an annual impairment test. Financial statement users generally do not regard impairment of goodwill as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Cash earnings before significant items and Net profit before significant items

Under Australian accounting standards AASB101 “Presentation of Financial Statements” additional line items shall be presented when such presentation is relevant to an understanding of the entity’s performance. Such items are included on the face of the Income Statement when this is necessary to explain the elements of financial performance. Factors to consider include materiality and the nature and function of the components of income and expenses.

Cost to income ratio

The cost to income ratio for the Banking operations (excluding Wealth Management) is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses
Less:
Interest expense
Life insurance expenses
Depreciation on leased vehicle assets
Charge to provide for doubtful debts
Significant expenses
Total costs for purposes of cost to income ratio

Total revenue (inclusive of interest income)
Less:
Interest expense
Life insurance income
Depreciation on leased vehicle assets
Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, the Group does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

SECTION 3

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2006

FINANCIAL REVIEW

GROUP PERFORMANCE HIGHLIGHTS

Reporting Structure

During 2006 the Group disposed of its Custom Fleet, MLC Asia and UK Discretionary Investment Management businesses. To assist with the interpretation of the Group’s results, cash earnings as disclosed in this section relating to the disposed operations have been excluded from the results to provide “ongoing cash earnings” of the regions affected in both the current and comparative reporting periods. In addition the results of the Irish Banks have been excluded from the UK Region comparative period to assist in the interpretation of their result.

Change of division name

From 4 October 2006 the Group’s Institutional Markets & Services division became known as nabCapital. The business has adopted a logo and visual identity for its global operations across Australia, Asia, the United Kingdom and the USA. In New Zealand, the division continues to operate under the Bank of New Zealand brand to reflect local strengths. There has been no change to the division’s reporting structure and comparative information remains unchanged.

Overview

The Group recorded cash earnings before significant items for the year ended 30 September 2006 of $3,967 million, 21.9% higher than the September 2005 year.  On an ongoing basis (adjusting for disposed entities) cash earnings before significant items for the year ended 30 September 2006 was $3,798 million, 20.2% higher than the September 2005 year.  This reflects the continued rebuilding of the Group’s businesses to deliver sustainable growth and follows two and a half years of detailed planning, hard work and careful implementation.

Half Year to 30 September 2006

On an ongoing basis cash earnings before significant items of $2,010 million increased 12.4% on the March 2006 half year result of $1,788 million. The half year result was impacted by increased volatility relating to fair value movements and hedge ineffectiveness in the Group’s banking book. Adjusting for this, the half on half growth was 7.0%.

The Group’s underlying performance for the half reflected good revenue growth and well controlled costs. Key items include:

•                                          Continued growth in lending portfolios across the Group including a half on half increase in lending balances of 7.5% to $347 billion.(1) In addition on the liabilities side, focus has been on diversification of the Group’s funding base, including growth in deposits of 7.7% to $233 billion. This growth has continued to be delivered whilst at the same time maintaining the overall Group net interest margin, remained flat at 2.31% during the half.

•                                          Operating costs increased only 0.9% during the half reflecting the impacts of restructuring and productivity improvements. There was ongoing investment into compliance projects, infrastructure and the customer facing parts of the business.

•                                          Overall asset quality metrics indicate some deterioration in specific consumer segments, but remain sound overall and within expectations for this point in the economic cycle. The charge to provide for doubtful debts increased by 24.4% over the half, reflecting the changes within the consumer segment.

The resulting diluted cash earnings before significant items per share of 130.9 cents represents an increase of 16.4 cents (14.3%) on the March 2006 half.

The final dividend has been increased to 84 cents per share and will be 90% franked. For non-resident shareholders of the Company, the unfranked portion of the dividend will be paid from the Company’s conduit foreign income account (being income derived from the company’s offshore businesses) and therefore will not be subject to Australian withholding tax.

(1)          Includes loans at cost and at fair value plus acceptances

Year to 30 September 2006

On an ongoing basis, cash earnings before significant items of $3,798 million increased 20.2% on the September 2005 full year result of $3,160 million. The result was impacted by increased volatility relating to fair value movements and hedge ineffectiveness in the Group’s banking book. Adjusting for this, the growth was 18.3%.

Key items include:

•                                          Total lending for the Group increased by 16.8%(2) to $347 billion with deposit volumes increasing by 9.6% to $233 billion. As well as maintaining growth in lending and deposit volumes, the Group net interest margin has increased to 2.31% from 2.13% during the year. Excluding AIFRS impacts, the net interest margin increased 11 basis points on the prior year. Good volume growth combined with margin control resulted in steady revenue growth for the banking business.

•                                          Increased focus on costs and ongoing restructuring activities saw operating expenses before significant items on an ongoing basis increase by only 1.4% for the year.

•                                          The Group continues to evaluate its business portfolio to ensure alignment with risk/reward objectives designed to achieve satisfactory returns for shareholders. During the year the Group sold a number of businesses including Custom Fleet, MLC Asia, and UK Discretionary Investment Management business.

The resulting diluted cash earnings before significant items per share of 245.1 cents represents an increase of 38.8 cents (18.8%) on the September 2005 year.

(2)          After adjusting for AIFRS reclassification of discounted NAB own bill acceptances

Financial Review: Divisional Cash Earnings

DIVISIONAL CASH EARNINGS

Year ended	Australia Region			UK	NZ				Total	Disposed	Total
30 September 2006	Banking	WM	Asia	Region	Region	nabCapital	Other(1)	Eliminations	Group	Operations	Ongoing
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	4,805	8	26	1,840	775	937	295	—	8,686	82	8,768
Net life insurance income excluding IoRE(2)	—	1,431	23	—	10	—	—	—	1,464	(23)	1,441
Investment earnings on shareholders retained profits & capital (IoRE)	—	80	14	—	3	—	—	—	97	(14)	83
Other operating income	2,089	649	12	1,148	482	579	194	(172)	4,981	(625)	4,356
Net operating income	6,894	2,168	75	2,988	1,270	1,516	489	(172)	15,228	(580)	14,648
Operating expenses(3)	(3,584)	(611)	(49)	(1,856)	(661)	(765)	(293)	172	(7,647)	347	(7,300)
Underlying profit	3,310	1,557	26	1,132	609	751	196	—	7,581	(233)	7,348
Charge to provide for doubtful debts	(279)	—	1	(308)	(46)	24	2	—	(606)	1	(605)
Cash earnings before tax	3,031	1,557	27	824	563	775	198	—	6,975	(232)	6,743
Income tax expense	(902)	(444)	-	(244)	(187)	(157)	(71)	—	(2,005)	63	(1,942)
Cash earnings before significant items, distributions and Minority Interest	2,129	1,113	27	580	376	618	127	—	4,970	(169)	4,801
Net profit - Minority Interest	—	(749)	—	—	—	—	—	—	(749)	—	(749)
Cash earnings before significant items and distributions	2,129	364	27	580	376	618	127	—	4,221	(169)	4,052
Distributions									(254)	—	(254)
Cash earnings before significant items									3,967	(169)	3,798

(1)                 Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)                 Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses net of capital funding costs).

(3)                 Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Year ended	Australia Region			UK	NZ				Total	Disposed	Total
30 September 2005	Banking	WM	Asia	Region	Region	nabCapital	Other(1)	Eliminations	Group	Operations	Ongoing
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	3,807	5	25	1,794	739	502	72	—	6,944	(94)	6,850
Net life insurance income excluding IoRE(2)	—	1,498	19	—	9	—	—	—	1,526	(19)	1,507
Investment earnings on shareholders retained profits & capital (IoRE)	—	124	18	—	4	—	—	—	146	(18)	128
Other operating income	2,636	658	14	1,249	522	927	117	(233)	5,890	(814)	5,076
Net operating income	6,443	2,285	76	3,043	1,274	1,429	189	(233)	14,506	(945)	13,561
Operating expenses(3)	(3,543)	(657)	(39)	(2,033)	(768)	(742)	(446)	233	(7,995)	799	(7,196)
Underlying profit	2,900	1,628	37	1,010	506	687	(257)	—	6,511	(146)	6,365
Charge to provide for doubtful debts	(257)	—	—	(216)	(38)	(24)	1	—	(534)	9	(525)
Cash earnings before tax	2,643	1,628	37	794	468	663	(256)	—	5,977	(137)	5,840
Income tax expense	(807)	(624)	1	(258)	(151)	(86)	15	—	(1,910)	35	(1,875)
Cash earnings before significant items, distributions and Minority Interest	1,836	1,004	38	536	317	577	(241)	—	4,067	(102)	3,965
Net profit - Minority Interest	—	(601)	(9)	—	—	—	—	—	(610)	9	(601)
Cash earnings before significant items and distributions	1,836	403	29	536	317	577	(241)	—	3,457	(93)	3,364
Distributions							)		(204)	—	(204
Cash earnings before significant items									3,253	(93)	3,160

(1)                 Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)                 Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses net of capital funding costs).

(3)                 Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Half year ended	Australia Region			UK	NZ				Total	Disposed	Total
30 September 2006	Banking	WM	Asia	Region	Region	nabCapital	Other(1)	Eliminations	Group	Operations(4)	Ongoing
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,490	14	13	957	374	503	143	—	4,494	33	4,527
Net life insurance income excluding IoRE(2)	—	521	3	—	4	—	—	—	528	(3)	525
Investment earnings on shareholders retained profits & capital (IoRE)	—	38	1	—	1	—	—	—	40	(1)	39
Other operating income	1,007	339	1	558	250	285	124	(85)	2,479	(246)	2,233
Net operating income	3,497	912	18	1,515	629	788	267	(85)	7,541	(217)	7,324
Operating expenses(3)	(1,709)	(315)	(20)	(902)	(289)	(399)	(165)	85	(3,714)	48	(3,666)
Underlying profit	1,788	597	(2)	613	340	389	102	—	3,827	(169)	3,658
Charge to provide for doubtful debts	(164)	—	—	(156)	(24)	7	1	—	(336)	1	(335)
Cash earnings before tax	1,624	597	(2)	457	316	396	103	—	3,491	(168)	3,323
Income tax expense	(485)	83	—	(134)	(107)	(64)	(40)	—	(747)	51	(696)
Cash earnings before significant items, distributions and Minority Interest	1,139	680	(2)	323	209	332	63	—	2,744	(117)	2,627
Net profit - Minority Interest	—	(490)	—	—	—	—	—	—	(490)	—	(490)
Cash earnings before significant items and distributions	1,139	190	(2)	323	209	332	63	—	2,254	(117)	2,137
Distributions									(127)		(127)
Cash earnings before significant items									2,127	(117)	2,010

(1)                 Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)                 Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businessesnet of capital funding costs).

(3)                 Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

(4)                 Operating expenses for disposed operations reflect a cessation of depreciation charges for Custom Fleet for the four months from 1 April 2006 until settlement when this asset was classified as “held for sale”. The depreciation for this period would have been $100m if the assets had continued to be depreciated.

Half year ended	Australia Region			UK	NZ				Total	Disposed	Total
31 March 2006	Banking	WM	Asia	Region	Region	nabCapital	Other(1)	Eliminations	Group	Operations	Ongoing
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,315	(6)	13	883	401	434	152	-	4,192	49	4,241
Net life insurance income excluding IoRE(2)	—	910	20	—	6	—	—	—	936	(20)	916
Investment earnings on shareholders retained profits & capital (IoRE)	—	42	13	—	2	—	—	—	57	(13)	44
Other operating income	1,082	310	11	590	232	294	70	(87)	2,502	(379)	2,123
Net operating income	3,397	1,256	57	1,473	641	728	222	(87)	7,687	(363)	7,324
Operating expenses(3)	(1,875)	(296)	(29)	(954)	(372)	(366)	(128)	87	(3,933)	299	(3,634)
Underlying profit	1,522	960	28	519	269	362	94	—	3,754	(64)	3,690
Charge to provide for doubtful debts	(115)	—	1	(152)	(22)	17	1	—	(270)	—	(270)
Cash earnings before tax	1,407	960	29	367	247	379	95	—	3,484	(64)	3,420
Income tax expense	(417)	(527)	—	(110)	(80)	(93)	(31)	—	(1,258)	12	(1,246)
Cash earnings before significant items, distributions and Minority Interest	990	433	29	257	167	286	64	—	2,226	(52)	2,174
Net profit - Minority Interest	—	(259)	—	—	—	—	—	—	(259)	—	(259)
Cash earnings before significant items and distributions	990	174	29	257	167	286	64	—	1,967	(52)	1,915
Distributions									(127)	—	(127)
Cash earnings before significant items									1,840	(52)	1,788

(1)                 Other includes Group Funding, Corporate Centre and elimination entries within Australia Region.

(2)                 Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses net of capital funding costs).

(3)                 Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Financial Review: Summary of Disposed Operations

SUMMARY OF DISPOSED OPERATIONS

						UK Discretionary	Total
Year ended	Custom Fleet			MLC	Ireland	Investment	Disposed
30 September 2006	Australia	UK	NZ	Asia	Banking	Management	Operations
	$m	$m	$m	$m	$m	$m	$m
Net Interest Income	(48)	(13)	(22)	—	—	1	(82)
Net life insurance income excluding IoRE(1)	—	—	—	23	—	—	23
Investment earnings on shareholders retained profits & capital (IoRE)	—	—	—	14	—	—	14
Other Operating Income	358	119	136	5	—	7	625
Net operating income	310	106	114	42	—	8	580
Operating expenses(2)	(190)	(68)	(75)	(8)	—	(6)	(347)
Underlying profit	120	38	39	34	—	2	233
Charge to provide for doubtful debts	—	(1)	—	—	—	—	(1)
Cash earnings before tax	120	37	39	34	—	2	232
Income tax expense	(36)	(11)	(13)	(2)	—	(1)	(63)
Cash earnings before significant items, distributions and Minority Interest	84	26	26	32	—	1	169
Net profit - Minority Interest	—	—	—	—	—	—	—
Cash earnings before significant items and distributions	84	26	26	32	—	1	169

						UK Discretionary	Total
Year ended	Custom Fleet			MLC	Ireland	Investment	Disposed
30 September 2005	Australia	UK	NZ	Asia	Banking	Management	Operations
	$m	$m	$m	$m	$m	$m	$m
Net Interest Income	(55)	(14)	(25)	1	185	2	94
Net life insurance income excluding IoRE(1)	—	—	—	19	—	—	19
Investment earnings on shareholders retained profits & capital (IoRE)	—	—	—	18	—	—	18
Other Operating Income	415	132	174	10	74	9	814
Net operating income	360	118	149	48	259	11	945
Operating expenses(2)	(325)	(113)	(140)	(15)	(198)	(8)	(799)
Underlying profit	35	5	9	33	61	3	146
Charge to provide for doubtful debts	—	(1)	(2)	—	(6)	—	(9)
Cash earnings before tax	35	4	7	33	55	3	137
Income tax expense	(14)	(1)	(1)	—	(18)	(1)	(35)
Cash earnings before significant items, distributions and Minority Interest	21	3	6	33	37	2	102
Net profit - Minority Interest	—	—	—	(9)	—	—	(9)
Cash earnings before significant items and distributions	21	3	6	24	37	2	93

						UK Discretionary	Total
Half year ended	Custom Fleet			MLC	Ireland	Investment	Disposed
30 September 2006	Australia	UK	NZ	Asia	Banking	Management	Operations
	$m	$m	$m	$m	$m	$m	$m
Net Interest Income	(19)	(6)	(8)	—	—	—	(33)
Net life insurance income excluding IoRE(1)	—	—	—	3	—	—	3
Investment earnings on shareholders retained profits & capital (IoRE)	—	—	—	1	—	—	1
Other Operating Income	143	50	49	2	—	2	246
Net operating income	124	44	41	6	—	2	217
Operating expenses(2)	(27)	(12)	(7)	(1)	—	(1)	(48)
Underlying profit	97	32	34	5	—	1	169
Charge to provide for doubtful debts	—	(1)	—	—	—	—	(1)
Cash earnings before tax	97	31	34	5	—	1	168
Income tax expense	(29)	(10)	(11)	(1)	—	—	(51)
Cash earnings before significant items, distributions and Minority Interest	68	21	23	4	—	1	117
Net profit - Minority Interest	—	—	—	—	—	—	—
Cash earnings before significant items and distributions	68	21	23	4	—	1	117

						UK Discretionary	Total
Half year ended	Custom Fleet			MLC	Ireland	Investment	Disposed
31 March 2006	Australia	UK	NZ	Asia	Banking	Management	Operations
	$m	$m	$m	$m	$m	$m	$m
Net Interest Income	(29)	(7)	(14)	—	—	1	(49)
Net life insurance income excluding IoRE(1)	—	—	—	20	—	—	20
Investment earnings on shareholders retained profits & capital (IoRE)	—	—	—	13	—	—	13
Other Operating Income	215	69	87	3	—	5	379
Net operating income	186	62	73	36	—	6	363
Operating expenses(2)	(163)	(56)	(68)	(7)	—	(5)	(299)
Underlying profit	23	6	5	29	—	1	64
Charge to provide for doubtful debts	—	—	—	—	—	—	—
Cash earnings before tax	23	6	5	29	—	1	64
Income tax expense	(7)	(1)	(2)	(1)	—	(1)	(12)
Cash earnings before significant items, distributions and Minority Interest	16	5	3	28	—	—	52
Net profit - Minority Interest	—	—	—	—	—	—	—
Cash earnings before significant items and distributions	16	5	3	28	—	—	52

(1)                 Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital (IoRE) of the life insurance businesses net of capital funding costs).

(2)                 Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management businesses only).

Management Discussion & Analysis — Australia Region

AUSTRALIA REGION

Summary — ongoing operations

			Fav/			Fav/
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Cash earnings before significant items
Australian Banking	1,071	974	10.0	2,045	1,815	12.7
Wealth Management Australia	190	174	9.2	364	403	(9.7)
Asia	(6)	1	large	(5)	5	large
Australia Region	1,255	1,149	9.2	2,404	2,223	8.1

Financial performance highlights of ongoing operations

The Australia Region has made significant progress in the rebuild phase of a three-year journey towards becoming truly competitive.  Four key strategic planks underpin this journey: managing the portfolio of businesses, reigniting the organisation, becoming cost competitive and rebuilding critical infrastructure.

Market share gains and improved revenue momentum in the second half of 2005 were followed by a period of effective cost containment in the first half of 2006.  The second half of 2006 exhibited continued strength in both the revenue and expense trends, resulting in the third consecutive improvement in the revenue-cost gap for the Region and cash earnings growth of 9.2% for the half.

Both Banking and Wealth Management experienced strong revenue momentum, underpinned by robust volumes and good margin management, the emergence of cross-sell through banking channels and a significant improvement in net FUM flows.

Expenses were contained within the overall objective of delivering sustainable earnings growth. Importantly, this has been done whilst maintaining the significant step up in the region’s strategic investment program, which is underpinning the rebuild of critical infrastructure and progress towards sustainable cost competitiveness, as well as continuing the necessary investment in regulatory and compliance activities.

Asset quality metrics indicate some deterioration in specific consumer segments, but remains sound overall and within expectations for this point of the economic cycle.

The second half of 2006 was also characterised by an increased focus on balance sheet management.  For example, the structural decline in stable funding sources across the banking industry is being addressed through reinvigorated momentum in retail deposit volumes in Australia and Asia, an increased focus on securitisation ($3.4 billion during the half) and a $12 billion increase in term funding.  Within Wealth Management, a $300 million subordinated debt issue facilitated the release of capital.

Business developments

‘Reigniting the organisation’ comprises brand reinvigoration, improving the customer experience and increasing employee engagement.  Early indicators for these areas have been positive:

•                  NAB saw significant improvements in Personal and Business Customer Satisfaction, having the highest increase among the four major banks since September 2005 (Sources: Roy Morgan Research and TNS Business Finance Monitor; MFI Customers, 6 month moving average, September 2006).

•                  Employee surveys demonstrated an improvement in staff engagement.

•                  NAB was awarded ‘Bank of the Year’ in the Money Magazine / Cannex 2006 Consumer Finance Awards and ‘Business Bank of the Year’ by CFO Magazine, reflecting the rejuvenation of our consumer and business banking product sets, as well as our improved customer relationships.

•                  NAB’s brand reignite program won the 2006 Australian Marketing Institute (AMI) award for Marketing Excellence in Brand Revitalisation.

•                  MLC was awarded ‘Insurance Company of the Year 2006’ for the second time in three years in the Australia and New Zealand Insurance Industry Awards and ‘Best Life Insurance Company 2006’ by Australian Banking & Finance Magazine.

These tangible measures of progress have been supported by strategic initiatives, including:

•                  Investment in staff during the year focussed on training and process improvement initiatives.  For example, business banking credit training hours increased nearly four-fold in the second half of 2006, whilst a 20% reduction in credit processing time is improving ‘time to yes’ for our customers as a result of implementing a new decision tool and support processes (for example, e-credit and e-risk).

•                  A return of sales capability to branches, with the proportion of branches with sales capability increasing from 15% in 2005 to approximately 52% in 2006.

•                  Significant investment in an improved customer experience across proprietary channels, including the establishment of 68 local area markets, driving greater accountability at the local level, a more integrated service offering for customers and enhanced store designs.  Key outcomes from the Queensland pilot of the new distribution approach include strong revenue growth and improved customer and employee satisfaction.

•                  Driving process efficiency and productivity initiatives through the business banking network, providing bankers with the necessary tools to make it easier for customers to bank with NAB.

•                  MLC has been a strong advocate of a ‘fee for service’ model in the Wealth Management industry.  The second half of 2006 saw Godfrey Pembroke announce the move to ‘fee for service only’ for investment advice to new clients, one of the first advice groups in Australia to mandate this in their business model.

The management of our businesses continued through portfolio decisions and product innovation, including:

•                  The sale of the Asian wealth management businesses in May and the sale of Custom Fleet in July.

•                  The launch in April of a term-funded business lending product range, ‘Business Options’, which delivered customer flexibility and product simplification (41 legacy products retired).

•                  The launch in May of two new retail funds (JANA Australian Share Long Short Trust, JANA Global Share Long Short Trust) via the MLC MasterKey Custom platform.  Both use a multi-manager investment approach and extend JANA’s expertise in alternative investments from the institutional market to retail investors.

•                  The launch in August of a fee free concession card account, which limits customers’ ability to overdraw and offers unlimited NAB transactions.

Commitment to the community

In addition to the development of our business, NAB remains a strong supporter of local communities:

•                  An investment of $30m over three years in microfinance initiatives, including $10m to support the loan capital requirements of no interest loans schemes (NILS®) across Australia, the development of a viable microeconomic development program, and the expansion of ‘StepUP’, a low interest loan program for low income households developed with Good Shepherd Youth & Family Service.

•                  Ongoing support of the Garvan Institute’s breakthrough medical research.

•                  Significant support for charitable work, including the Olivia Newton-John Cancer Centre Appeal, ovarian cancer research and over 5,800 employee volunteer hours for a range of organisations.

•                  The sponsorship of significant sporting and cultural events and organisations, including:

– the Sydney Royal Easter Show and the Royal Melbourne Show;

– the Sydney Opera House, including as presenting partner for the Vienna Philharmonic Orchestra;

– the Australian Ballet, as Lead Sponsor and Major Sponsor of its national Education Programme;

– the Museum of Contemporary Art in Sydney, as Supporting Sponsor of the New Collection Galleries;

– the Melbourne 2006 Commonwealth Games;

– ongoing sponsorship of the AFL, including NAB AFL Auskick; and

– Football Federation Australia and Australia’s National Team, the Socceroos.

Restructuring activity

•                  The restructuring program remains on track for the Australian region.  Work to date has resulted in a decline in FTE employees from September 2004, whilst lending volumes have increased 36%, funds under management 27% and annual in force premiums 23% over the same period.

•                  Expenditure during the year included refocusing the retail and business distribution strategy, product rationalisation and simplification and streamlining back office functions and processes.  The remaining provision balance at September 2006 was $110 million.

•                  FTE redundancies under the program to date are 1,504, including an additional 242 redundancies during the second half of 2006.

•                  Gross expense benefits from the restructuring program were $79 million in the second half of 2006, bringing total benefits for the year to $140 million, an incremental $18 million relative to the first half of 2006 and an incremental $102 million relative to 2005.  This equated to $163 million in gross annualised benefits.

Australian Banking

Performance Summary — ongoing operations

			Fav/			Fav/
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Net interest income	2,509	2,344	7.0	4,853	3,862	25.7
Other operating income	864	867	(0.3)	1,731	2,221	(22.1)
Total income	3,373	3,211	5.0	6,584	6,083	8.2
Operating expenses	(1,682)	(1,712)	1.8	(3,394)	(3,218)	(5.5)
Underlying profit	1,691	1,499	12.8	3,190	2,865	11.3
Charge to provide for doubtful debts	(164)	(115)	(42.6)	(279)	(257)	(8.6)
Cash earnings before tax	1,527	1,384	10.3	2,911	2,608	11.6
Income tax expense	(456)	(410)	(11.2)	(866)	(793)	(9.2)
Cash earnings before significant items	1,071	974	10.0	2,045	1,815	12.7

Key Performance Measures — ongoing operations

			Fav/			Fav/
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
			%			%
Performance & profitability
Return on average assets (annualised)	1.01%	1.00%		1.00%	0.99%
Cost to income ratio	49.4%	52.9%		51.1%	52.5%
Cash earnings per average FTE (annualised) ($’000)	117	108		113	101

Net interest income
Net interest margin	2.39%	2.42%		2.41%	2.52%
Net interest margin (including acceptances)(1)	2.39%	2.42%		2.41%	2.38%
Net interest spread	2.30%	2.36%		2.33%	2.50%
Average balance sheet ($bn)
Gross loans and acceptances	208.9	194.5	7.4	201.4	174.6	15.3
Interest-earning assets	208.9	194.3	7.5	201.7	153.4	31.5
Interest earning assets (including acceptances)(1)	208.9	194.3	7.5	201.7	181.0	11.4
Retail deposits	85.9	82.0	4.8	84.0	75.1	11.9

(1)          To assist with meaningful comparison between periods, the net interest margin and average interest earning assets data has been adjusted to include bill acceptances in September 2005.

Key Performance Measures — ongoing operations

	As at
	Sep 06	Mar 06	Sep 05
Full-time equivalent employees (FTE)	18,286	18,132	17,598
Asset quality
Gross impaired assets ($m)	549	430	372
Gross loans and acceptances ($bn)	213.9	198.9	187.5
Gross impaired assets to gross loans and acceptances	0.26%	0.22%	0.21%
Specific provision to gross impaired assets	14.0%	25.0%	27.8%
Market share (%)(1)
Housing	13.80	14.08	14.19
Business (including nabCapital)	18.96	18.74	18.51
Other Personal	15.23	15.52	15.50
Retail deposits (Personal & Business)	13.94	14.23	13.77

(1)          Source: Reserve Bank of Australia (September 2006 Data).

Financial performance of ongoing operations— half year to 30 September 2006

Cash earnings before significant items increased 10.0% on the prior half to $1,071 million, demonstrating the continued momentum in Australian Banking. This result was underpinned by strong business lending growth and margin management, together with ongoing expense control.

Underlying profit increased 12.8%, driven by strong revenue growth and a reduction in expenses, which resulted in a 350 basis point reduction in the cost to income ratio to 49.4%.  Key drivers were:

•                  Net interest income increased $165 million or 7.0%, driven by volume growth ($150 million), higher retail deposit margins ($52 million) and lower short term funding costs due to a more favourable interest rate environment ($23 million).  Offsetting these were lower lending margins ($45 million) and an unfavourable change in deposit mix given the growth in online savings accounts ($15 million).

•                  Average interest earning assets grew $14.6 billion or 7.5%.  Business lending was particularly strong, with recent front line investment and strong customer relationships driving market share gains within a strong operating environment.  Consumer segments were more subdued, leading to market share declines, in part due to an increased emphasis on proprietary distribution channels and the avoidance of some riskier areas within credit cards and personal lending.  Average retail deposit volumes grew $3.9 billion or 4.8%, driven by the continued success of the iSaver and Business Cash Maximiser online accounts (41% of funds in these products are ‘new to bank’).

•                  Net interest margin reduced 3 basis points due to unfavourable portfolio mix impacts (5 basis points), securitisation and other items (2 basis points), partly offset by the impact of a favourable interest rate environment (3 basis points) and an increase in product margins (1 basis point).

•                  Other operating income declined $3 million.  Growth in fee income was limited to volume-related increases and seasonal strength following a strategic decision not to increase customer fees.  The impact from a profit on sale of a stake in MasterCard was offset by a number of largely non-recurring items.

•                  Operating expenses declined $30 million or 1.8%.  ‘Business as usual’ expenses reduced by $27 million, with the inflationary impacts of a $29 million increase in remuneration (including the impact of enterprise agreements) and higher operational risk event losses ($15 million) offset by incremental restructuring benefits ($18 million) and the non-recurrence of customer overcharging expenses ($53 million).  Investment expenditure reduced slightly as a result of the integrated Regional management of projects.

•                  FTE employees increased 154 as a result of increased short-term resourcing to projects (198), offset by a reduction of 44 ‘business as usual’ FTEs (an increase of 198 offset by 242 redundancies).

The charge to provide for doubtful debts increased $49 million, primarily driven by the consumer portfolio. Major items were volume-related increases in the collective provision charge, a higher specific provision charge in consumer segments (New South Wales mortgages, credit cards and personal loans) and the re-rating of a small number of larger business loans to higher credit risk categories.  A comprehensive review of the portfolio that commenced during the half did not identify any other systemic issues and resulted in a $9 million net favourable impact.

The increase in impaired assets to $549 million was largely driven by economic conditions (particularly New South Wales) as well as a comprehensive review of balances past 90 days due. No systemic issues outside of New South Wales have been identified.  The majority of new impaired balances were either highly secured and/or subject to lenders mortgage insurance and therefore resulted in negligible specific provisions being raised, which in turn drove a reduction in the ratio of specific provision to gross impaired assets.

Financial performance of ongoing operations — year to 30 September 2006

Cash earnings before significant items increased 12.7% on the prior year to $2,045 million, driven by robust volume growth and margin management. Expense growth reflects a significant increase in investment expenditure to support the rebuild phase of the Bank’s strategy.

Underlying profit increased 11.3% in the year to September 2006, with revenue growth of 8.2% and a 140 basis point reduction in the cost to income ratio to 51.1%.  Key drivers were:

•                  Net interest income increased $991 million or 25.7%, including AIFRS impacts of $609 million (mainly the transfer of bill acceptance fees from other operating income).  Business drivers included volume growth in lending and deposits ($444 million), improved contribution from basis risk impacts ($55 million), offset by portfolio mix impacts ($60 million) and a reduction in product margins primarily due to competitive pressures on lending margins ($63 million).

•                  Average interest earning assets (including bill acceptances) grew $20.7 billion or 11.4%.  Product innovation, combined with the restoration of credit risk settings, supported a strong increase in business lending volumes, resulting in higher market share amidst a strong operating environment.  This was offset by the run-off of $6.2 billion low margin custodian assets.  The strong growth in retail deposit volumes was primarily driven by the iSaver and Business Cash Maximiser online accounts.

•                  Net interest margins (including acceptances) increased 3 basis points, impacted by AIFRS (effective yield, 4 basis points) and the run-off in custodian assets (7 basis points).  The remaining 8 basis point decline comprised unfavourable portfolio mix impacts (7 basis points) and product margin contraction (4 basis points), offset by the favourable interest rate environment (3 basis points).

•                  Other operating income declined $490 million or 22.1%, including AIFRS impacts of $634 million (bill acceptance fees to net interest income, deferral of application fees, hedge ineffectiveness).  The remaining increase in operating income was primarily driven by higher volume-related lending fees ($136 million) and transactional fees ($21 million).

•                  Operating expenses increased $176 million or 5.5%, including $13 million due to AIFRS impacts.  Business as usual expenses increased due to higher remuneration expenses, reflecting reinvestment in the front line and increased focus on reward for performance ($184 million), the ongoing impact of prior year technology projects ($39 million), higher advertising and marketing costs due to product campaigns ($19 million) and losses due to operational risk event losses ($13 million).  These were partially offset by restructuring benefits ($73 million), a lower impact for customer over-charging issues ($71 million) and procurement and efficiency gains ($54 million).  Project expenditure increased $106 million (including transfers into the Region of $21 million) reflecting a ramp-up to support the ‘rebuild’ phase of the Bank’s strategy.

•                  FTE growth of 688 was largely a result of increased short-term project resources (459), with ‘business as usual’ FTE’s up 229, net of 600 FTE redundancies and 57 FTE reductions through other efficiency initiatives.

The charge to provide for doubtful debts increased $22 million or 8.6%, driven by higher lending volumes and the re-rating of a number of large loans to higher credit risk categories.  Asset quality trends remain sound overall.

Wealth Management Australia

Performance Summary

			Fav/			Fav/
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Investments	88	80	10.0	168	179	(6.1)
Insurance	75	65	15.4	140	123	13.8
Profit from operations (after tax)	163	145	12.4	308	302	2.0
IoRE(1)(2)	27	29	(6.9)	56	101	(44.6)
Cash Earnings before significant items(2)	190	174	9.2	364	403	(9.7)

(1)          IoRE represents investment earnings on shareholders’ retained profits and capital from life businesses net of capital funding costs.

(2)          The impact of changes in the discount rate on policyholder liabilities (a new methodology under AIFRS) has been excluded from cash earnings, as noted in the “Non GAAP Financial Measures’’ section.

Key Performance Measures

	As at			Change on
	30 Sep	31 Mar	30 Sep	Mar 06	Sep 05
	06	06	05%		%
Full-time equivalent employees (FTEs) (No.)	3,952	3,995	3,842	(1.1)	2.9
Financial advisers (No.)
Bank channels	484	476	466	1.7	3.9
Aligned channels	822	821	827	0.1	(0.6)
Funds Under Management & Administration ($bn)	94.1	90.5	84.2	4.0	11.8
Annual InForce Premiums (Group & Retail) ($m)	707.6	663.2	633.4	6.7	11.7

	30 Jun	31 Dec	30 Jun
	06	05	05
Market share — Australia%
Retail funds management (ex cash mgmt)(1)	12.5	12.8	12.7
Total Master Funds(1)	15.5	16.2	16.4
Retail risk insurance inforce(2)	15.0	15.0	15.0
New retail risk annual premiums(2)	12.4	12.0	12.1

	Half Year to		Year to
	Sep 06	Mar 06	Sep 06	Sep 05
Performance & profitability
Cost to funds under management (bps)	42	42	42	45
Cost to premium income (%)	15	16	15	15

(1)          Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Report.

(2)          Source: DEXX&R Life Analysis Reports. Retail risk insurance includes term, trauma and disability insurance.

Financial performance — half year to 30 September 2006

Cash earnings increased $16 million or 9.2% on the prior half, with both the Investments and Insurance businesses delivering strong earnings growth.  This growth was fuelled by a significant improvement in the sales performance, offset by increased investment in infrastructure, product innovation and simplification initiatives.

Investments profit from operations increased 10.0% on the prior half, including:

•                  A $3.6 billion or 4.0% increase in funds under management (FUM) amidst relatively flat investment markets.  This was driven by strong positive net flows, with strong sales across core retail platforms as investors began to take advantage of superannuation changes announced in the Federal Budget in May (e.g. deductible contribution arrangements and taxation of benefits).

•                  A 5.3% increase in fee revenue as a result of higher FUM.

•                  Higher acquisition costs as a consequence of higher sales.

•                  Expenditure during the half included significant work to simplify the business, with Federal Court approval to move 500,000 policies between entities, allowing a reduction in the number of statutory funds (from 10 to 6) and the continued ‘trade up’ of closed products allowing customers to access more modern products.  Additional spend to support these efficiency initiatives, together with additional expenditure on product innovation and deployment of regional infrastructure, was offset by the finalisation of prior years’ tax returns.

Insurance profit from operations increased 15.4% on the prior half, driven by:

•                  Increased market share of new retail risk annual premiums, resulting from a strong sales performance.  This reflected MLC’s long standing commitment to product enhancements, as well as ongoing Loancover sales through banking channels, providing further evidence of the improved cross sales capability and integration of businesses within the Australian Region.

•                  Margins maintained on a growing in force premium book and continued good individual lump sum claims experience.

•                  The non-recurrence of the prior half increase in the group disability claims reserve.

•                  Higher expenditure, largely related to product development, quality enhancements and deployment of regional infrastructure ($12 million), offset by the finalisation of prior years’ tax returns ($6 million).

Investment earnings on shareholders’ retained profits and capital from life businesses net of capital funding costs (IoRE) was lower due to lower equity returns and the impact of with capital efficiency initiatives.

Financial performance — year to 30 September 2006

Cash earnings declined $39 million or 9.7% on the prior year, with strong operational trends in both the Investments and Insurance businesses offset by the adverse impacts of the removal of transitional tax relief in the Investments business ($39 million) and AIFRS ($22 million profit from operations, $42 million IoRE). Cash earnings growth adjusting for these items in the prior year was 21.3%.

A significant proportion of new business growth came via the Bank channel, with investments sales up 31% and insurance sales up 35% for the year.

Investments profit from operations declined $11 million or 6.1% for the year, including a $14 million adverse impact from AIFRS (reversal of deferred acquisition costs) and the loss of transitional tax relief from 1 July 2005 ($39 million). The remaining $42 million increase in profit from operations comprised:

•                  Higher fee revenue following a $9.9 billion increase in funds under management and administration. This result was driven by increased sales growth (particularly in Personal Super), an increase in investment earnings and improved attrition rates.

•                  Business as usual expense containment resulting from improving productivity and quality resulted in a 3 basis point improvement in the ratio of costs to funds under management for the year.

•                  Reduced expenditure on regulatory and compliance projects and reduced losses in the shareholders branches of the life companies ($23 million).

Insurance profit from operations increased $17 million or 13.8%, including an adverse impact of $8 million due to AIFRS (increased amortisation of deferred acquisition costs).  The remaining $25 million increase in profit from operations comprised:

•                  Strong growth in inforce premiums driven by a 24% increase in sales resulted in MLC maintaining a leading market share for retail risk annual inforce premiums.

•                  Favourable individual lump sum claims experience.

•                  A loss arising from an increase in the group disability claims reserve in the March 2006 half.

•                  Reduced expenditure on regulatory and compliance projects and the finalisation of prior years’ tax returns ($18 million).

IoRE reduced considerably in 2006, largely as a result of a change in composition of shareholders’ retained profits and capital under AIFRS. In addition to the impact of AIFRS, IoRE reduced due to lower equity market returns, a reduction in the proportion of funds invested in equities and costs associated with capital efficiency initiatives.  The combination of these changes will result in a structural decline in the proportion of cash earnings from IoRE going forward.

The dominant impact of AIFRS on IoRE relates to acquisition expenses no longer being deferred for Investments business written through the statutory funds of life insurance companies.  The balance that had previously been deferred (the ‘deferred acquisition costs’ or DAC asset) was written off as part of the transition to AIFRS on 1 October 2005.  Under AGAAP and transitional AIFRS accounting standards, a portion of profits attributed to IoRE ($42 million in 2005) related to the DAC asset in recognition of the fact that the shareholder has funded the acquisition costs of these contracts.  Under AIFRS accounting standards, these profits will emerge over time in Profit from Operations, in line with the duration of the underlying policies.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes Custom Fleet and MLC Asia)

Summary

			Fav/			Fav/
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Cash earnings before significant items
Australian Banking	1,139	990	15.1	2,129	1,836	16.0
Wealth Management Australia	190	174	9.2	364	403	(9.7)
Asia (Banking and Wealth Management)	(2)	29	large	27	29	(6.9)
Australia Region	1,327	1,193	11.2	2,520	2,268	11.1

Australian Banking

Performance Summary

			Fav/			Fav/
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Net interest income	2,490	2,315	7.6	4,805	3,807	26.2
Other operating income	1,007	1,082	(6.9)	2,089	2,636	(20.8)
Total income	3,497	3,397	2.9	6,894	6,443	7.0
Operating expenses	(1,709)	(1,875)	8.9	(3,584)	(3,543)	(1.2)
Underlying profit	1,788	1,522	17.5	3,310	2,900	14.1
Charge to provide for doubtful debts	(164)	(115)	(42.6)	(279)	(257)	(8.6)
Cash earnings before tax	1,624	1,407	15.4	3,031	2,643	14.7
Income tax expense	(485)	(417)	(16.3)	(902)	(807)	(11.8)
Cash earnings before significant items	1,139	990	15.1	2,129	1,836	16.0

Management Discussion & Analysis — UK Region

UK REGION

Performance Summary — ongoing operations

	Half Year to		Fav/ (Unfav) Change on	Year to		Fav/ (Unfav) Change on
Australian dollars	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Net interest income	963	889	8.3	1,852	1,621	14.3
Other operating income	506	516	(1.9)	1,022	1,034	(1.2)
Total income	1,469	1,405	4.6	2,874	2,655	8.2
Operating expenses	(889)	(893)	0.4	(1,782)	(1,714)	(4.0)
Underlying profit	580	512	13.3	1,092	941	16.0
Charge to provide for doubtful debts	(155)	(152)	(2.0)	(307)	(209)	(46.9)
Cash earnings before tax	425	360	18.1	785	732	7.2
Income tax expense	(124)	(108)	(14.8)	(232)	(238)	2.5
Cash earnings before significant items	301	252	19.4	553	494	11.9

Pounds sterling
	£m	£m	%	£m	£m	%
Net interest income	392	377	4.0	769	671	14.6
Other operating income	205	219	(6.4)	424	427	(0.7)
Total income	597	596	0.2	1,193	1,098	8.7
Operating expenses	(360)	(379)	5.0	(739)	(709)	(4.2)
Underlying profit	237	217	9.2	454	389	16.7
Charge to provide for doubtful debts	(63)	(65)	3.1	(128)	(88)	(45.5)
Cash earnings before tax	174	152	14.5	326	301	8.3
Income tax expense	(51)	(46)	(10.9)	(97)	(98)	1.0
Cash earnings before significant items	123	106	16.0	229	203	12.8

Financial performance highlights

These results demonstrate the continued recovery in the UK business. Income continues to increase, efficiency continues to improve with a reducing cost to income ratio and the strategic agenda outlined last year continues on track.  This is a business delivering on its promises.

Business developments

•                                          There are now 74 Financial Solutions Centres within the UK, 36 in the South and 38 in the North.  There has been a continued expansion in the South, with 4 new centres opened and a continued programme of relocations and refurbishments in the North where 5 centres have been relocated to new premises and a further 7 centres upgraded.

•                                          The third party distribution channel now has 450 broker relationships and £1.6 billion mortgage advances were completed over the year.  Over 16,000 customers have now been introduced to the Bank through this channel.

•                                          In retail distribution, there are 343 branches following the re-alignment of the high street branch presence which was completed by the end of March 2006, 6 months ahead of schedule.

•                                          The branch network continued to show improved performance in a number of areas with good growth in deposits, improvement in cross sales and mortgage sales up over the previous year (with 20% fewer branches). The Wealth Management sales force was also successfully integrated into the retail network during the year with an uplift in sales performance.

•                                          The 3 major investment programmes - branch, customer-facing and back office systems - are on track.  The new branch Teller system was successfully deployed in over half of Yorkshire Bank branches, with the remainder on schedule for completion by the end of November 2006.  In addition the preparatory work to converge the back office systems of Clydesdale and Yorkshire onto one platform is well advanced.

•                                          In September 2006 the transfer was announced of Account Management Services based in Aberdeen to Clydebank in Glasgow.  This is a further step in the rationalisation of back office processing centres.

•                                          The Bank’s contact centre in Glasgow has been named ‘Best Contact Centre of the Year 2006’ in the prestigious Contact Centre World Awards for the European, Middle East and Africa Regions. The contact centre beat competition from more than 400 entrants and now moves to the world finals later in November.

•                                          In July 2006, Clydesdale Bank opened an international offshore branch in Guernsey, initially providing a 30-day notice account and fixed rate deposit products with plans to expand the range of services offered over the coming year.

•                                          During the year Clydesdale Bank PLC launched a medium term note programme under the NAB Group US$30 billion Global MTN Programme.  Since launch, a number of issuances under the programme have been made including a total of £1,400 million of Floating Rate Notes being issued, and in February 2006, Clydesdale Bank PLC launched its first stand-alone subordinated debt transaction.

•                                          The agreement by staff members (including UK based employees of the Group’s nabCapital business) and trustees to reforms to the UK pension schemes resulted in a one off credit to the profit and loss account of £164 million which has been recognised as a significant item.  From 1 April 2006, the defined benefit schemes moved to a structure known as ‘career average’.  A one off contribution of £100 million was also made across the 3 defined benefit schemes during the 2006 financial year.

Commitment to the Community

•                                          Clydesdale Bank’s sponsorship of the successful Scottish Commonwealth Games team was an opportunity for our staff, our customers and the communities in which we operate to share in the excitement and inspiration of the 2006 Commonwealth Games. The sponsorship programme was awarded ‘Most effective sponsorship campaign’ at the recent UK Financial Services Forum awards for Marketing Effectiveness 2006.

•                                          Following the success of the sponsorship, Clydesdale Bank has demonstrated its long term commitment to the Scotland team by announcing continued support through to the 2008 Youth Games and 2010 Commonwealth Games in New Delhi.  In addition, Clydesdale Bank has become the first corporate supporter of the bid to bring the 2014 Commonwealth Games to Glasgow.

•                                          Both Yorkshire and Clydesdale Banks were awarded the ‘Special Achievement for a New Corporate Partner’ accolade from the British Heart Foundation at a special ‘Heart of Business’ awards ceremony. To date in excess of £300,000 has been raised with staff and customers.

Restructuring Activity

The restructuring programme remains on track for the UK region with benefits being realised in line with expectations. Work to date has resulted in a significant decline in FTE employees from March 2005, whilst Home Loan lending volumes have increased by over £3 billion (53%), Business Lending volumes have increased by over £2.5 billion (62%) and Retail Deposits have grown to over £14 billion, up 27% over the period.

The programme expenditure for the period included refocusing the retail and business distribution strategy and simplification and streamlining back office functions and processes. The remaining provision balance at September 2006 was £27 million.

FTE reductions under the programme to date are 1,675, including an additional 440 reduction during the second half of 2006.

Key Performance Measures — ongoing operations

	Half Year to		Fav/ (Unfav) Change on	Year to		Fav/ (Unfav) Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
			%			%
Performance & profitability
Return on average assets (annualised)	0.95%	0.92%		0.94%	1.02%
Cost to income ratio	59.5%	62.7%		61.1%	63.4%
Cash earnings per average FTE (annualised) (£’000)	27	23		25	21
Net interest income
Net interest margin	3.41%	3.68%		3.54%	3.83%
Net interest spread(1)	2.98%	3.04%		3.00%	3.42%
Average balance sheet (£bn)
Gross loans and acceptances	21.7	19.5	11.3	20.6	16.4	25.6
Interest-earning assets	22.9	20.6	11.2	21.7	17.5	24.0
Retail deposits	13.5	12.4	8.9	12.9	11.3	14.2

(1)          To reflect a change to the treatment of inter-company liabilities, the September 2005 full year net interest rate spread has been restated upwards by 15 basis points. There has been no impact to Group net interest spreads.

Key Performance Measures — ongoing operations

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
Full-time equivalent employees (FTE)	8,822	9,094	9,326
Asset quality
Gross impaired assets (£m)	68	57	48
Gross loans and acceptances (£bn)	23.1	21.1	18.5
Gross impaired assets to gross loans and acceptances	0.29%	0.27%	0.25%
Specific provision to gross impaired assets	15.0%	20.7%	78.1%
Financial advisers
Bank channels	107	114	115
Aligned channels	59	52	43
Financial advisers (no.)	166	166	158
Funds under management (£m)	1,260	1,184	1,028

Financial performance of ongoing operations (in local currency) — half year to 30 September 2006

Cash earnings before significant items increased 16.0% on prior half reflecting higher income and lower expenses coupled with flat charges to provide for doubtful debts.

Underlying profit increased by 9.2% with the following factors driving the result:

•                                          Net interest income has increased 4.0% reflecting the growing momentum of the Financial Solutions Centres and third party distribution. Strong underlying volume growth (driving an additional £30 million income) has been partially offset again by the managed effects of further margin contraction and changing portfolio mix.

–                                         Average gross loans and acceptances increased 11.3% on the prior period. Business lending volumes grew by 16.2% whilst the continuing focus on mortgage lending has resulted in growth of mortgage volumes of 13.3%; comprising 8.9% from third party distribution, 2.8% from Financial Solutions Centres and 1.6% from the retail network.  Credit card and personal loan balances declined by 3.6% over the period.

–                                         Average retail deposit volumes grew 8.9% driven by the continued expansion in savings generation in the  Financial Solutions Centres (15.5% average deposit growth in the half) and pricing initiatives on existing products.

–                                         The net interest margin decreased 27 basis points from 3.68% to 3.41%. Within Lending, higher margin personal loans and credit cards have shown a small decrease in balances while mortgage and business lending has shown strong growth. The margin management across the lending and deposit portfolio through re-pricing has resulted in the anticipated shift to lower margin products by customers. This has been further impacted by the effect of historic high margin product run off as this is replaced with new lower margin offerings.

•                                          Other operating income has decreased by 6.4%:

–                                         lower income from Danske Bank A/S of £8.0 million (offset by decreased expenses) for the provision of transitional services which were largely complete in April 2006;

–                                         lower profit share income from creditor insurance (£8.3 million) as this income is received in the first half of the year;

–                                         sale proceeds (£5.3 million) from the disposal of the UK Discretionary Investment management business which  were received in the first half with a residual £0.3 million received in the second half; partially offset by

–                                         an increase in the profit on property disposals of £7.6 million as part of the property rationalisation programme;

•                                          Operating expenses have decreased 5.0% driven by:

–                                         a decrease of £8.0 million (offset by decreased other operating income) due to costs associated with transitional services provided to Danske Bank A/S which were largely completed in April 2006;

–                                         £37.1 million of incremental savings from the restructuring initiatives provided for in the March 2005 half; partially offset by:

–                                         the costs associated with the UK Growth Programme.  These have increased by £15.5 million reflecting the additional costs from the recruitment and ongoing costs of staff in the Financial Solutions Centres, additional property associated costs, advertising and marketing costs, additional brokerage commission costs as a result of increased mortgage completions through the third party channel and a self sustaining incentive scheme aimed at rewarding strong income performance; and

–                                         additional spend in the second half (£7.4 million) on compliance and investment in branch, customer-facing and back office systems;

–                                         other inflationary costs and indirect costs associated with growing the balance sheet.

The cost to income ratio improved by 320 basis points over the half year reflecting the effects of the cost reduction programme.

The charge to provide for doubtful debts has remained flat on the March 2006 half. Additional collective provisions arising from the 11% increase in average lending volumes have been offset by better arrears management and further tightening of the scorecards for credit cards and personal loans.

Financial performance of ongoing operations (in local currency) — year to 30 September 2006

Cash earnings before significant items increased 12.8% on the prior year reflecting higher income partially offset by increased expenses and charges to provide for doubtful debts.

Underlying profit increased by 16.7% with income growth of 8.7% compared with expense growth of 4.2%. The following factors driving the result:

•                                          Net interest income has increased 14.6%.  After adjusting for the interest received on the Ireland Sale proceeds (£18.9 million in the prior year) and the impact of the introduction of International Accounting Standards (AASB 132 and 139) in the current year (for which, under transitional arrangements, no comparative adjustment has been made), underlying net interest income has increased 9.8%.  This increase reflects the significant growth of the Financial Solutions Centres and third party distribution network with strong underlying volume growth being partially offset by the managed effects of margin contraction and changing portfolio mix;

–                                         Average gross loans and acceptances increased 25.6% on the prior year. Business lending volumes grew by 40.1% whilst the continuing focus on mortgage lending has resulted in growth of mortgage volumes of 33.1%; comprising 22.2% from third party distribution, 7.8% from Financial Solutions Centres and 3.1% from the retail network.  Credit card and personal loan balances declined by 4.5% over the year;

–                                         Average retail deposit volumes grew 14.2% driven by improved sales-force focus as well as pricing and new product development initiatives.

–                                         The net interest margin decreased 29 basis points from 3.83% to 3.54%.  Excluding the benefit of the proceeds from the sale of the Irish Banks, held for four months in the prior year, and the introduction of AIFRS, the underlying margin decline was 44 basis points. Within Lending, higher margin personal loans and credit cards have shown a small decrease in balances while mortgage and business lending has shown strong growth. The margin management across the lending and deposit portfolio through re-pricing has resulted in the anticipated shift to lower margin products by customers. This has been further impacted by the effect of historic high margin product run off as this is replaced with new lower margin offerings.

•                                          Other operating income has decreased 0.7% reflecting:

–                                         AIFRS accounting policy changes (AASB 132 & 139) which drive a net £41.2 million decrease through the deferral of lending fees partially offset with the fair value impact of Tailored Business Loans and associated derivatives and ineffective hedges;

–                                         a one off profit of £20.8 million in September 2005 half for property disposals compared with £10.8 million in the current year; partially offset by

–                                         an underlying increase in origination fees of £19 million driven by the balance sheet growth of the  Financial Solutions Centres and third party propositions;

–                                         £5.6 million proceeds on the sale of the UK Discretionary Investment management business to Tilney Investment Management;

–                                         increased income from Danske Bank A/S of £17.8 million for the provision of transitional services (offset by an increase in expenses) due to increased activities in the build up to migration in April 2006;

–                                         a £7.2 million increase in Wealth Management insurance commissions and management charge income from funds under management;

–                                         underlying other operating income excluding the impacts of AIFRS, Dankse Bank A/S transitional services, and sale profits, has increased 7.2%.

•                                          Operating expenses have increased 4.2% driven by:

–                                         direct costs associated with the UK Growth Programme.  These have increased by £27.3 million including the recruitment and ongoing costs of staff in the Financial Solutions Centres, additional property associated costs, advertising and marketing costs and additional brokerage commission costs as a result of increased mortgage completions through the third party channel;

–                                         overhead costs previously internally charged to the Ireland operation of £16.1 million;

–                                         an increase of £17.8 million due to costs associated with transitional services provided to Danske Bank A/S (see above);

–                                         other inflationary costs and indirect costs associated with growing the balance sheet; partially offset by;

–                                         £57.2 million of incremental savings in the current year from the restructuring initiatives provided for in the March 2005 half.

The cost to income ratio of the business has improved by 230 basis points over the year.

The charge to provide for doubtful debts has increased 45.5% (£40.0 million) on the prior year.  This reflects the deterioration seen across the UK market during the year in credit cards and personal lending books, together with additional provision charges which relate to increased lending growth of 27%.  Specific provisions to gross impaired assets decreased in the 2006 financial year from 78.1% at 30 September 2005 primarily due to a transfer from specific provision to collective provision upon adoption of AIFRS.

During the year a number of strategies have been put in place to mitigate these industry effects. The lending decision process has been tightened, particularly around personal loans and credit cards and in the direct channels area, along with more rigorous fraud review processes.  Further pro-active collections strategies have been implemented including increased collections staff and improved pre-delinquency and arrears management.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes Custom Fleet and the Irish Banks)

	Half Year to		Fav/ (Unfav) Change on	Year to		Fav/ (Unfav) Change on
Australian dollars	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Net interest income	957	883	8.4	1,840	1,794	2.6
Other operating income	558	590	(5.4)	1,148	1,249	(8.1)
Total income	1,515	1,473	2.9	2,988	3,043	(1.8)
Operating expenses	(902)	(954)	5.5	(1,856)	(2,033)	8.7
Underlying profit	613	519	18.1	1,132	1,010	12.1
Charge to provide for doubtful debts	(156)	(152)	(2.6)	(308)	(216)	(42.6)
Cash earnings before tax	457	367	24.5	824	794	3.8
Income tax expense	(134)	(110)	(21.8)	(244)	(258)	5.4
Cash earnings before significant items	323	257	25.7	580	536	8.2

Pounds sterling
	£m	£m	%	£m	£m	%
Net interest income	390	374	4.3	764	741	3.1
Other operating income	227	250	(9.2)	477	517	(7.7)
Total income	617	624	(1.1)	1,241	1,258	(1.4)
Operating expenses	(365)	(405)	9.9	(770)	(841)	8.4
Underlying profit	252	219	15.1	471	417	12.9
Charge to provide for doubtful debts	(63)	(65)	3.1	(128)	(90)	(42.2)
Cash earnings before tax	189	154	22.7	343	327	4.9
Income tax expense	(56)	(46)	(21.7)	(102)	(107)	4.7
Cash earnings before significant items	133	108	23.1	241	220	9.5

Management Discussion & Analysis — New Zealand Region

NEW ZEALAND REGION

Performance Summary — ongoing operations

			Fav/(Unfav)			Fav/(Unfav)
	Half Year to		Change on	Year to		Change on
Australian dollars	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Net interest income	382	415	(8.0)	797	764	4.3
Other operating income	214	162	32.1	376	378	(0.5)
Total income	596	577	3.3	1,173	1,142	2.7
Operating expenses	(290)	(313)	7.3	(603)	(645)	6.5
Underlying profit	306	264	15.9	570	497	14.7
Charge to provide for doubtful debts	(24)	(22)	(9.1)	(46)	(36)	(27.8)
Cash earnings before tax	282	242	16.5	524	461	13.7
Income tax expense	(96)	(78)	(23.1)	(174)	(150)	(16.0)
Cash earnings before significant items	186	164	13.4	350	311	12.5

New Zealand dollars	NZ$m	NZ$m	%	NZ$m	NZ$m	%
Net interest income	458	453	1.1	911	829	9.9
Other operating income	252	178	41.6	430	410	4.9
Total income	710	631	12.5	1,341	1,239	8.2
Operating expenses	(348)	(341)	(2.1)	(689)	(699)	1.4
Underlying profit	362	290	24.8	652	540	20.7
Charge to provide for doubtful debts	(28)	(25)	(12.0)	(53)	(39)	(35.9)
Cash earnings before tax	334	265	26.0	599	501	19.6
Income tax expense	(113)	(86)	(31.4)	(199)	(163)	(22.1)
Cash earnings before significant items	221	179	23.5	400	338	18.3

Financial performance highlights

A consistent strategy in a highly competitive banking market continues to position the New Zealand Region for the delivery of sustainable long term growth.  Strong growth for the full year was underpinned by a strong first half whereby underlying profit growth of 5.5% was achieved (excluding fair value movements). The second half was held flat to that result whilst the Bank maintained position in key markets and as a number of new products were introduced in the face of intense competition for market share in transactional banking and housing.

These results do not reflect the impact of any Group hedging activities of the New Zealand Region earnings. The impact of these activities are reflected in other operating income within Group Funding and amount to a gain of $4 million in the six months ended 30 September 2006 ($23 million for the six months ended 31 March 2006).  Adjusting for the effect of these hedge gains, the Australian dollar denominated cash earnings for the New Zealand region would have grown 17.9% in the year ended 30 September 2006.

Business developments

•                  A continued focus on improving the customer value proposition has seen the Bank of New Zealand as the first New Zealand contact centre to win the coveted ‘Best in Customer Service’ award in the Asia Pacific region. This award spans contact centres across all industries.  Bank of New Zealand has also been awarded the best customer service for a contact centre over 50 seats across all industries in New Zealand for a record third consecutive year;

•                  Divestment of Custom Fleet (NZ) Limited on 31 July 2006 and BNZ Investment Management Limited on 31 January 2006;

•                  ‘Unbeatable’ home lending driving momentum into the Spring home loan rollover season;

•                  ‘MyMoney’ $5 monthly fee transaction account (launched October 2006) already proving popular with customers.

Commitment to the community

•                  BNZ’s principal charitable sponsorship, the Bank of New Zealand Save the Kiwi Trust — a partnership between the Bank and the Department of Conservation, continues to make a significant contribution towards the preservation of the endangered national icon;

•                  Principal Partner of the New Zealand Commonwealth Games team for Melbourne 2006;

•                  Sponsorship of ‘Get Organised Auckland’, a fundraising venture for the charitable trust - Preventing Violence in the Home, a New Zealand violence prevention agency; and

•                  Establishment of the Bank of New Zealand Chair of Finance at the University of Auckland with the aim of increasing New Zealanders’ financial literacy.

Restructuring Activity

Restructuring activities in the region have been mainly focused on the rationalisation of the branch network and corporate office. In addition, personnel reductions were achieved as part of an ongoing efficiency drive.  FTE redundancies under the program to date are 30 including 5 redundancies during the second half of 2006. The remaining provision balance at September 2006 was $3 million.

Key Performance Measures — ongoing operations

			Fav/(Unfav)			Fav/(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
			%			%
Performance & profitability
Return on average assets (annualised)	1.19%	1.02%		1.10%	1.07%
Cost to income ratio	49.0%	54.0%		51.4%	56.4%
Cash earnings per average FTE (annualised) (NZ$’000)	98	80		89	76
Net interest income
Net interest margin	2.51%	2.64%		2.57%	2.67%
Net interest spread	2.14%	2.30%		2.22%	2.31%
Average balance sheet (NZ$bn)
Gross loans and acceptances	35.9	33.7	6.5	34.8	30.4	14.5
Interest-earning assets	36.5	34.4	6.1	35.4	31.1	13.8
Retail deposits	19.6	18.8	4.3	19.2	17.8	7.9

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
Full-time equivalent employees (FTE)	4,505	4,510	4,525
Asset quality
Gross impaired assets (NZ$m)	58	70	106
Gross loans and acceptances (NZ$bn)	36.8	34.6	32.4
Gross impaired assets to gross loans and acceptances	0.16%	0.20%	0.33%
Specific provision to gross impaired assets	36.1%	32.8%	31.2%
Market share (%) (1)
Housing	16.3	16.2	16.2
Business (2)	26.0	26.0	24.0
Agribusiness	18.4	17.9	17.9
Cards	30.0	30.6	30.5
Retail deposits (personal & business)	17.9	18.0	19.1

(1)          Source RBNZ (September 2006 data)

(2)          Source TNS (March 2006 data)

Financial performance of ongoing operations (in local currency) — half year to 30 September 2006

Cash earnings before significant items increased 23.5% on the March 2006 half year driven by the favourable timing of fair value adjustments between the halves. Underlying profit increased 24.8% over the

March 2006 half (flat excluding fair value movements) as the economy continued to slow and the competitive intensity increased.

The key drivers of the result included:

•                  Net interest income grew 1.1% reflecting solid volume growth, offset by downward pressure on overall net interest margins.

•                  Average Lending volumes increased 6.5% on the March 2006 half year, with housing up 6.5% and business lending up 7.6% whilst retail deposits grew 4.3%.  The slowing volume growth reflected the tightening economic conditions and fierce competition as the Bank continued to focus on profitable market share growth.

•                  Net interest margin declined 13 basis points to 2.51% due to continued competition for housing market share and a lower benefit from deposit margins in the September 2006 half.  (Deposit margins benefited from the 50 basis point increase in the Official Cash Rate in the March 2006 half).  Housing margins declined 3bps and credit cards 2bps after the introduction of the low-rate balance transfer card. Over the half, market share increased in Housing and Agribusiness, maintained in Business and declined in Credit Cards and Retail Deposits.

•                  Other operating income increased 41.6% on the March 2006 half year. Excluding favourable fair value movements between the halves (favourable movement of $51m in the September half and unfavourable movement of $28m in the March half) the Commerce Commission settlement regarding Credit Card pricing of $5m and income from the Mastercard Initial Public Offering of $5m, the underlying fee growth was flat.

•                  The increase in operating expenses half on half expense growth of $7m (2.1%) was driven by the timing of personnel and compliance related expenditure.

•                  The charge to provide for doubtful debts increased $3m as a result of an overall re-rating of the Business and Agribusiness portfolios to take into account tightening trading conditions in this part of the credit cycle. Overall asset quality remains sound with the ratio of gross impaired assets to gross loans and acceptances down 4 bps to 0.16%.

Financial performance of ongoing operations (in local currency) — year to 30 September 2006

Cash earnings before significant items increased 18.3% on the September 2005 year. Importantly, underlying profit increased 20.7% (excluding AIFRS and a one-off prior period pension charge, underlying profit was up 9.1%) over the year which was a very pleasing result driven by strong growth in lending volumes in a fiercely competitive New Zealand banking market.

The key drivers of the result included:

•                  Net interest income increased 9.9% on September 2005.  Excluding AIFRS adjustments of $16m for effective yield (offset in Other Operating Income), net interest income increased 8.0%. This reflects strong volume growth and the benefit of a portfolio approach to margin management in a fiercely competitive yet slowing banking environment.

•                  Average Lending volumes increased 14.5% on the September 2005 year, with housing up 14.7% and business lending up 14.5% driven by the continuing success of the “Unbeatable” housing campaigns and the Bank’s core strength in business banking. Retail deposit volumes increased 7.9% as a result of targeted marketing campaigns. Market share increased in Housing, Business and Agribusiness and declined in Credit Cards and Retail Deposits.

•                  Net interest margin declined 10bps to 2.57% on the September 2005 year (excluding AIFRS down 14bps).  Our portfolio approach to managing margins has ensured that the downward pressure on lending margins due to heightened competition and a change in product mix has been offset by robust retail deposit margins.  Retail deposit margins have benefited from the rising interest rate environment as the Official Cash Rate increased 50bps to 7.25% earlier in the year.

•                  Other operating income increased 4.9% on the September 2005 year.  Excluding net AIFRS adjustment of $23m, other operating income remained flat as the Bank of New Zealand continued its long term strategy of improving its customer proposition for the benefit of longer term relationships. Fee growth from higher volumes and cross-sell has been offset by simplified fees structures and a trend by customers to move to lower cost channels. In October 2006 the Bank launched a $5 per month flat fee transaction account (“MyMoney”) which has already proven very popular with customers.

•                  Operating expenses decreased 1.4% on the September 2005 year.  Excluding a one-off pension charge of $22m in 2005, underlying expenses increased by 1.8% as the Bank continued to re-invest in people, processes and infrastructure.

•                  The charge to provide for doubtful debts increased $14m, largely as a result of an overall re-rating of the Business and Agribusiness portfolios to take into account tightening trading conditions in this part of the credit cycle. Included were specific provision increases of $7m. Overall asset quality indicators remain sound with the ratio of gross impaired assets to gross loans and acceptances down 17 bps to 0.16% driven by the settlement of a single agribusiness exposure in the March 2006 half.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes Custom Fleet)

Performance Summary

			Fav/(Unfav)			Fav/(Unfav)
	Half Year to		Change on	Year to		Change on
Australian dollars	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Net interest income	374	401	(6.7)	775	739	4.9
Other operating income	263	249	5.6	512	552	(7.2)
Total income	637	650	(2.0)	1,287	1,291	(0.3)
Operating expenses	(297)	(381)	22.0	(678)	(785)	13.6
Underlying profit	340	269	26.4	609	506	20.4
Charge to provide for doubtful debts	(24)	(22)	(9.1)	(46)	(38)	(21.1)
Cash earnings before tax	316	247	27.9	563	468	20.3
Income tax expense	(107)	(80)	(33.8)	(187)	(151)	(23.8)
Cash earnings before significant items	209	167	25.1	376	317	18.6

New Zealand dollars	NZ$m	NZ$m	%	NZ$m	NZ$m	%
Net interest income	448	438	2.3	886	802	10.5
Other operating income	312	273	14.3	585	598	(2.2)
Total income	760	711	6.9	1,471	1,400	5.1
Operating expenses	(359)	(415)	13.5	(774)	(851)	9.0
Underlying profit	401	296	35.5	697	549	27.0
Charge to provide for doubtful debts	(28)	(25)	(12.0)	(53)	(41)	(29.3)
Cash earnings before tax	373	271	37.6	644	508	26.8
Income tax expense	(126)	(88)	(43.2)	(214)	(164)	(30.5)
Cash earnings before significant items	247	183	35.0	430	344	25.0

Management Discussion & Analysis — nabCapital

nabCapital

nabCapital, previously known as Institutional Markets & Services, is a global division with its key lines of business being Institutional Banking, Corporate Finance, Global Markets and Structuring and Investments. It comprises three core regions of Australia (including Americas and Asia), New Zealand and the United Kingdom.  The creation of a new brand identity is designed to more accurately reflect the nature of the business.  The new branding applies to nabCapital’s global operations except in New Zealand, where it continues to operate under the Bank of New Zealand franchise.

Business Developments

nabCapital’s strong earnings performance was achieved by delivering against its stated objectives for the year in relation to the ongoing transformation program. It did so by maintaining its strategic focus on improving return on equity and cash earnings for the year through growing sustainable income streams and improving efficiency.

With the stabilisation of the business completed, nabCapital has focused on building capability for sustainable growth by expanding the product mix, improving the global distribution network and creating more and better quality opportunities for both the borrower and investor clients.

To facilitate this work, nabCapital undertook a structural reorganisation to align the business to the originate-warehouse-distribute operating model, provide greater client focus, and increase accountability among individual product and geographic areas.

Against this backdrop, nabCapital:

•                  Increased momentum across key product lines, including strong sales growth in Global Markets, increased origination activity and a healthy deal flow in Corporate Finance, strong deal flow in Syndications, and the continued development of the Structured Property Finance team.

•                  Reduced its reliance on low yielding assets, resulting in a $23 billion reduction in risk weighted assets in the business since the initiative commenced in January 2005.

•                  Continued to enhance cross-sell opportunities across the NAB franchise.

•                  Broadened its product range, including the establishment of a Securitisation team in New York, the expansion of Structured Property Finance into New Zealand, and the development of a Project Finance business in the UK.

Notable transactions were completed during the year for clients including the Grocon Property Trust Australia and the Multiplex Acumen Prime Property Fund which both showcased nabCapital’s ability to originate solutions for clients, repackage (or warehouse) the risk, and distribute equity product to investors.  nabCapital played a lead role in funding the construction of Brisbane’s RiverCity Motorway, which was one of the larger infrastructure financings globally for 2006. The property trust bond issue for the GPT Group was the largest issue of its kind in the Australian market and nabCapital’s involvement in the leveraged buyout of Myer Department Stores and Dyno Nobel were also significant.  nabCapital also undertook two Collateralised Loan Offerings which reduced risk weighted assets by $2 billion as part of the ongoing active capital management program which underpins nabCapital’s originate-warehouse-distribute model.

nabCapital maintained its strong position in Australian bonds, loan syndications and project finance league tables produced by Thomson Financial and Dealogic and saw positive movement in client satisfaction measures.

nabCapital continued to drive a cultural development program to enhance the way it goes about its work, ensuring the values and behaviours support the business strategy.  Leadership development programs were also established targeting the high potential employees and future leaders.

Commitment to the Community

nabCapital’s community activity included both industry wide programs and support for employee led initiatives.  Across the business nabCapital has encouraged and supported team-based and individual employee activities.  Through the work of nabCapital, National Australia Bank was a major sponsor of the 2nd Australia-New Zealand Climate Change & Business Conference, and is a signatory to both the Carbon Disclosure Project and the United Nations Environment Project Finance Initiative.

Restructuring activity

The restructuring program remains on track for nabCapital.

The nabCapital restructuring program includes initiatives to rebase the Asian and Americas operations, improve operational efficiency and replace the Markets technology platform through the Strategic Investment Program. The Strategic Investment Program, which will be undertaken over a three year period, will deliver key technology initiatives to improve simplicity, flexibility and cost effectiveness in the business and technology platforms.  Progress on these activities has continued in line with expectations.

FTE redundancies under the program to date are 261 including an additional 96 redundancies in 2006.  The remaining provision balance at September 2006 is $53 million.

Total gross benefits of $51 million were realised from the restructuring program during the September 2006 year and represent a $40 million increase on 2005.

These benefits have been largely offset by new business initiatives and continued investment in our technology framework and in enhancing the control framework.

Performance Summary

			Fav/(Unfav)
	Half Year to		Change on
				Mar 06
	Sep 06	Mar 06	Mar 06	Ex FX(1)
	$m	$m	%	%
Net interest income	503	434	15.9	16.1
Other operating income	285	294	(3.1)	(2.7)
Total income	788	728	8.2	8.5
Operating expenses	(399)	(366)	(9.0)	(8.5)
Underlying profit	389	362	7.5	8.6
(Charge) / Write-back to provide for doubtful debts	7	17	(58.8)	(64.7)
Cash earnings before tax	396	379	4.5	5.3
Income tax expense	(64)	(93)	31.2	31.2
Cash earnings before significant items	332	286	16.1	17.1

			Fav/(Unfav)
	Year to		Change on
				Sep 05
	Sep 06	Sep 05	Sep 05	Ex FX(1)
	$m	$m	%	%
Net interest income	937	502	86.7	87.3
Other operating income	579	927	(37.5)	(36.9)
Total income	1,516	1,429	6.1	6.7
Operating expenses	(765)	(742)	(3.1)	(3.4)
Underlying profit	751	687	9.3	10.3
(Charge) / Write-back to provide for doubtful debts	24	(24)	large	large
Cash earnings before tax	775	663	16.9	18.1
Income tax expense	(157)	(86)	(82.6)	(84.9)
Cash earnings before significant items	618	577	7.1	8.1

(1)            Change expressed at constant exchange rates.

Key Performance Measures

			Fav/			Fav/
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
			%			%
Performance & profitability
Return on average Risk Weighted Assets (1) (annualised)	1.14%	0.89%		0.97%	0.78%
Return on average assets (annualised)	0.43%	0.37%		0.40%	0.36%
Return on average external assets (annualised)	0.55%	0.49%		0.53%	0.46%
Cost to income ratio	50.6%	50.3%		50.5%	51.9%
Cash earnings per average FTE (annualised) ($’000)	331	301		316	292
Net interest income
Net interest margin (2)	0.71%	0.64%		0.68%	0.37%
Average balance sheet ($bn)
Core lending (3)	38.4	37.2	3.2	37.7	40.4	(6.7)
Gross loans and acceptances (4)	41.7	41.7	—	41.6	45.7	(9.0)
Interest-earning assets — external	106.4	97.1	9.6	101.8	100.1	1.7
Interest-earning assets — internal (5)	34.3	38.5	(10.9)	36.4	36.5	(0.3)
Interest-earning assets - total	140.7	135.6	3.8	138.2	136.6	1.2

				Fav /(Unfav)
	As at			Change on
	30 Sep 06	31 Mar 06	30 Sep 05	Mar 06	Sep 05
				%	%
Spot Balance sheet ($bn)
Risk weighted assets (1)	58.1	58.8	69.3	(1.2)	(16.2)

Full-time equivalent employees (FTE)	2,075	1,944	1,920
Asset quality
Gross impaired assets ($m) (6)	289	331	434
Gross loans and acceptances ($bn)	41.7	41.1	41.8
Gross impaired assets to gross loans and acceptances (6)	0.69%	0.81%	1.04%
Specific provision to gross impaired assets (6)	20.9%	31.7%	29.4%

(1)            Risk Weighted Assets are calculated on internal model rather than standard model.

(2)            Impact to the September 2006 full year margin arising from AIFRS is an increase of 25 basis points.

(3)            Core lending includes loans and advances at amortised cost and at fair value.

(4)            Gross loans and acceptances represents core lending and bill acceptances.

(5)            Internal interest-earning assets include short-term funding of the Group’s operations.

(6)            Asset quality metrics are impacted by a large project finance facility classified as an impaired asset in September 2004.  Excluding this facility of $188m the level of impaired assets is $101m, with gross impaired assets to gross loans and acceptances 0.24% and specific provision to gross impaired assets 59.8%.

Financial performance — half year to 30 September 2006

Cash earnings before significant items of $332 million increased by 16.1% on the March 2006 half year whilst reducing average risk weighted assets by $5.6 billion (8.7%).

The nature of the nabCapital business contains elements which may cause some volatility in cash earnings and in the September 2006 half year, cash earnings has been favourably impacted by a large Structured Finance transaction and a continuing favourable credit environment with no significant specific provisions occurring during the half year.

Underlying profit increased by 7.5% on the March 2006 half year as a result of:

•                  Total income being $60m (8.2%) higher than the March 2006 half year, with net interest income up by 15.9% and other operating income down by 3.1%.  The mix of net interest income versus other operating income is impacted by the source of funding by the Markets business.  Overall, the increase in income of 8.2% was largely due to the increased momentum of new business initiatives, particularly in Corporate Finance, and the timing of a large Structured Finance transaction, partially offset by lower revenue from Institutional Banking mainly due to lower levels of average capital employed in this business as a result of the strategy to improve return on equity.

•                  Operating expenses increased by 9.0% mainly as a result of increased deal related expenses, the full half year cost of EBA salary increases in January 2006 and the impact of increased staffing as a result of the strategy to develop new business capability, the strengthening of the control framework and investment in the Strategic Investment Program.

The lower write-back for bad and doubtful debts is primarily due to net reductions in exposures in the March 2006 half year as a result of the strategy to improve return on equity.

The tax rate for nabCapital can be impacted by the timing and size of Structured Finance transactions.  This has been the main contributor to the reduction in the effective tax rate from 24.5% in the March 2006 half year to 16.2% in the September 2006 half year.

The key focus for nabCapital is on improving return on equity, the principle measure of which is increasing the return on average risk weighted assets which improved 25 basis points to 1.14% (28.1%) mainly due to increased cash earnings and lower average capital for the September 2006 half year.  nabCapital’s key strategy is to continue the focus on optimising the level of capital employed in businesses to provide increased return on equity. As a result, nabCapital’s spot capital has reduced marginally on March 2006 despite the increase in new business activity in the September 2006 half year.

The increase in reported net interest margin of 7 basis points is impacted by the mix of funding in the Markets business.  The underlying net interest margin, excluding the impact from the Markets business, has remained relatively flat.

Average external interest earning assets increased by $9.3 billion (9.6%) primarily as a result of increased Markets assets held during the September 2006 half year to support revenue generating activities.  Despite the growth in average external interest earning assets, the return on average external assets increased by 6 basis points (12.2%) mainly due to the higher growth in cash earnings for the September 2006 half year. Average internal interest earning assets have decreased primarily as a result of changes in the Group’s funding mix strategy.

Asset quality remains strong with the level of exposures rated as investment grade remaining relatively stable at 92.3% at 31 March 2006 compared to 93.0% at 30 September 2006.  The level of impaired assets has reduced by $42 million mainly due to the write off of a facility in the September 2006 half year which was fully provided for in prior periods.  This is also a key factor impacting the level of specific provision to gross impaired assets which has reduced from 31.7% at March 2006 to 20.9% at 30 September 2006.

The level of impaired assets is also significantly impacted by a large Project Finance transaction that was classified as non-performing in September 2004.  This facility has no specific provision as the expectation is that the full outstanding balance will be recovered on the exit of this facility.  Excluding this facility, the specific provision to gross impaired assets ratio is 59.8% and the level of gross impaired assets to gross loans and acceptances reduces to 0.24%.

Financial performance — year to 30 September 2006

Cash earnings before significant items of $618 million increased by 7.1% on the September 2005 year, while concurrently reducing risk weighted assets by $11.2 billion (16.2%).  However, after excluding the earnings from the Irish Banks sold in the September 2005 year, cash earnings increased by 8.0%.  These factors resulted in an improvement in the return on average risk weighted assets of 19 basis points to 97 basis points (24.4%).  The underlying financial performance in the September 2006 year has benefited from the accelerated execution of new business initiatives.

Overall cash earnings were favourably impacted by $11 million in the September 2006 year by the changes to accounting under AIFRS.

Cash earnings has also been favourably impacted by a number of market factors, including higher revenue arising from increased interest and exchange rate volatility particularly in the March 2006 half year, a large Structured Finance transaction in the September 2006 half year and no significant credit events occurring during the year. Partially offsetting these favourable impacts is lower income in the Institutional Banking business as a result of the strategy to reduce the level of capital deployed in this business.

Underlying profit increased 9.3% on the September 2005 year as a result of the following factors:

•                  Total income increased by $87 million on the September 2005 year (6.1% higher), with net interest income up by 86.7% and other operating income down by 37.5%. The mix of net interest income versus other operating income has been impacted by changes to accounting under AIFRS.  This has resulted in net interest income increasing by $360 million mainly due to a change in the treatment of derivatives held in relation to foreign currency funding and income from bill acceptances, offset by a corresponding decrease in other operating income.  Excluding the AIFRS impact the key movements were due to:

–               Higher interest income largely in Corporate Finance due to increased origination activity as a result of new business initiatives and improved performance in Financial Institutions as a result of higher volumes.

–               Higher other operating income largely due to increased sales of risk management products in the Markets business, as a result of the increased focus on relationships with regions to better leverage regional distribution channels, combined with conducive market factors in the form of increased interest and foreign exchange rate volatility, partially offset by lower income in Institutional Banking from the strategy to exit low yielding assets.

•                  Operating expenses have increased by 3.1% largely as a result of increased performance based remuneration due to nabCapital’s higher performance.  The underlying expense base has remained relatively flat with the benefits achieved from the rebasing of the Asian, US and UK operations, partially offset by increased deal related fees, higher staffing costs mainly as a result of EBA salary increases, increased investment in new businesses, enhancement of the control framework and the commencement of the Strategic Investment Program.

The write-back in the charge for bad and doubtful debts is mainly due to recoveries on facilities that had been provided for in prior periods and net reductions in exposures in the September 2006 year as a result of the strategy to improve return on equity.

The effective tax rate for nabCapital has increased from 13.0% in the September 2005 year to 20.3% in the September 2006 year largely due to a reduced number of Structured Finance transactions in the United Kingdom and New Zealand in the 2006 year following legislative changes.

Reported average external interest-earning assets increased by $1.7 billion on the September 2005 full year average.  External interest-earning assets were impacted by changes to accounting under AIFRS, where bill acceptances of $3.0 billion are now reported as interest earning assets (previously non interest earning) and largely offsetting this is the AIFRS treatment of securitisation vehicles which were included in the September 2005 year average assets and are now not included in the September 2006 year average assets due to the deconsolidation of these vehicles following a restructure of these arrangements.  The key underlying movements for the period were due to increased assets in the Markets business to support revenue generating activities, partially offset by the reduction in Structured Finance assets as a result of legislative changes. The return on average external assets however improved by 7 basis points to 0.53% mainly due to the increase in cash earnings for the September 2006 year combined with a reduction in the average trading derivative assets and the exit of certain Structured Finance transactions.

The reported net interest margin increased by 31 basis points mainly due to the impact of AIFRS as outlined above. Excluding AIFRS, the underlying net interest margin increased by 6 basis points mainly due to the exit of low yielding assets combined with increased lending to higher yielding counterparties.

Asset quality remains strong, however the level of exposures rated as investment grade or above has reduced marginally from 94.1% at 30 September 2005 to 93.0% at 30 September 2006 due to the strategic decision to exit low yielding assets which are typically investment grade and the growth in the Corporate Finance business.  The level of gross impaired assets to gross loans and acceptances has improved from 1.04% at 30 September 2005 to 0.69% at 30 September 2006, mainly due to the reduction in impaired assets as a result of recoveries, loans restored to performing status and the write off of historical non performing facilities.  The specific provision to gross impaired assets ratio has decreased mainly due to facilities written off being fully provided for in prior periods.

Management Discussion & Analysis — Group Funding and Corporate Centre

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

			Fav/			Fav/
			(Unfav)			(Unfav)
Cash Earnings before Significant	Half Year to		Change on	Year to		Change on
Items and Distributions	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Group Funding	83	86	(3.5)	169	2	large
Corporate Centre	(20)	(22)	9.1	(42)	(243)	82.7
Other	63	64	(1.6)	127	(241)	large

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations.  This ensures divisional results are not affected by factors related to Group operations and enhances the comparability of divisional performance over time.

Group Funding recorded a surplus for the September 2006 full year of $169 million and a surplus of $83 million for the September 2006 half year.

Financial performance — year to 30 September 2006

Compared to the Group Funding surplus of $2 million in September 2005, the $167 million increase is primarily due to:

•                                          Increased interest income earned on surplus Group funds;

•                                          Increased transfer-pricing benefit due to the increase in Tier 1 reserves;

•                                          Gains from fair valuing of hedges of future cash flows within the Group; and

•                                          A reduction in net capital benefit paid due to changes in the internal allocation model and a lowering of the risk weighted assets in the business.

Corporate Centre

Financial performance — year to 30 September 2006

The $201 million reduction in Corporate Centre deficit is primarily due to: .

•                                          $72 million favourable income, due primarily to an insurance recovery relating to AUSMAQ litigation costs and a favourable legal judgement on a tax matter in the USA;

•                                          $23 million lower personnel expenses due in part due to transfer of functions to business units in various regions, (consistent with the regional accountability model) as well as restructuring efficiencies; and

•                                          $98 million lower costs in respect to the Northern Bank robbery and South Korean fraud.

Restructuring Activity

The restructuring program for the Corporate Centre has resulted in 148 FTE employee reductions. Expenditure for the 2006 year was primarily redundancy costs. The remaining provision balance at September 2006 was $7 million that is expected to be utilised during the 2007 financial year.

Gross benefits from the restructuring program were $12 million in the September 2006 half, bringing the total benefits for the year to $22 million, an incremental $2 million relative to the March 2006 half and $20 million relative to the September 2005 full year.

SECTION 4

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2006

REPORT ON GROUP OPERATIONS & RESULTS

REPORT ON GROUP OPERATIONS & RESULTS

Directors

Directors in office at the date of this report are:

Michael A Chaney (Chairman)	Jillian S Segal

Patricia A Cross	John M Stewart

Peter JB Duncan	John G Thorn

Ahmed Fahour	Geoffrey A Tomlinson

Daniel T Gilbert	Michael J Ullmer

Thomas (Kerry) McDonald	G Malcolm Williamson

Paul J Rizzo

Board changes

Mr Robert Elstone retired as non-executive director and Chairman of the Risk Committee on 5 July 2006 following his appointment as Managing Director & CEO of the Australian Stock Exchange.  Mr Paul Rizzo was appointed chairman of the Risk Committee upon Mr Elstone’s retirement.

Review of Operations and Group Results

Rounding of Amounts

The Company has rounded off amounts in this report and the accompanying financial statements to the nearest million dollars, except where indicated.

Profit before Income Tax Expense

Group profit before income tax expense increased 13.4% from the September 2005 year, and increased 2.4% from the March 2006 half.

Net Profit attributable to members of the Company

Financial performance — half year to 30 September 2006

Net profit attributable to members of the Company of $2,398 million for the half year ended 30 September 2006, increased $404 million or 20.3% compared with the half year ended 31 March 2006.

The September 2006 half year result included the impacts of the accounting profit after tax of $171 million on the sale of the Group’s Custom Fleet business, and accounting loss after tax of $63 million on the sale of the Group’s MLC Asia businesses.

The March 2006 half year result included the after tax significant item of $232 million comprising one off income of $270 million in respect of past service revenue arising out of reforms made to the UK defined benefit pension funds, offset by an on-going expense of the Group’s defined benefit plans of $38 million.

Net profit before significant items of $2,392 million for the half year ended 30 September 2006 increased $630 million or 35.8% compared with the half year ended 31 March 2006.

The above performance included:

•                  Net interest income increased 7.2% from the March 2006 half. This reflects continued lending and deposit growth and the maintenance of the overall Group net interest margin, which remained flat at 2.31%.

•                  Gains less losses on financial instruments at fair value increased by $65 million or 32.0% on the March 2006 half mainly due to volatility in the recognition of hedging ineffectiveness of $119 million and other fair value movements of $16 million in relation to items recognised at fair value, offset by reduced trading income of $70 million.

•                  Other operating income increased by $127 million or 5.9% on the March 2006 half to $2,273 million. Excluding the impact of the disposed entities, other operating income increased $257 million or 14.5% primarily reflecting an increase in Revaluation gains on exchangeable capital units of $184 million.

•                  Operating expenses decreased $189 million or 4.9% on the March 2006 half year to $3,695 million. Including the ongoing costs of the Group’s defined benefit pension plans in the March 2006 half (refer to note 3), operating expenses decreased $229 million or 5.8% to $3,709 million. Excluding the impact of disposed operations, operating expenses were held relatively flat, increasing by only $22 million or 0.6%.

•                  Charge to provide for doubtful debts increased $66 million or 24.4% on the March 2006 half year to $336 million. The increase was primarily due to deterioration identified in specific consumer segments in Australia.

Financial performance — year to 30 September 2006

Net profit attributable to members of the Company of $4,392 million for the year ended 30 September 2006, increased $400 million or 10% compared with the year ended 30 September 2005.

The September 2006 year result included the following items:

•                  one off income of $270 million in respect of past service revenue arising out of reform made to the UK defined benefit pension fund, offset by an on-going expense of the Group’s defined benefit plans of $47 million after tax.

•                  the accounting profit after tax of $171 million on the sale of the Group’s Custom Fleet business, and accounting loss after tax of $63 million on the sale of the Group’s MLC Asia businesses.

The result for the September 2005 year includes the following after tax significant items:

•                  restructuring costs of $576 million;

•                  provision for settlement of tax dispute on TrUEPrSSM of $97 million;

•                  profit on sale of $1,320 million on the sale of Northern Bank Limited and National Irish Bank Limited (the Irish Banks);

•                  reversal of a provision in relation to foreign currency options trading losses of $24 million; and

•                  reversal of PfG restructuring provision of $7 million.

Net profit before significant items of $4,154 million for the year ended 30 September 2006 increased $840 million or 25.3 % compared with the year ended 30 September 2005.

The above performance included:

•                  Net interest income increased 25.1% from the September 2005 full year.  The result reflects the favourable impact of the full adoption of AIFRS in the September 2006 full year.  Excluding the impact of AIFRS, net interest income has increased 8.9% from the September 2005 full year due to strong volume growth in all regions.

•                  Gains less losses on financial instruments at fair value decreased by $168 million or 26.3% on the September 2005 year mainly due to a reduction in trading income of $255 million offset by non trading fair value adjustments of $87 million.  Trading income reduced largely due to the inclusion of derivative costs associated with short term funding under AIFRS.  Under AIFRS, derivatives associated with funding activities are fair valued and recognised in trading income.   Previously under AGAAP, these costs were treated as hedges and accrual accounted, and incorporated as part of net interest income.

•                  Other operating income decreased $832 million or 15.8% on the September 2005 year to $4,419 million.  Excluding the impact of the disposed entities, other operating income decreased $642 million or
14.5% primarily reflecting:

—           a reduction in Loan fees of $690 million as a result of the impact of AIFRS for effective yield ($327 million) and reclassification of income on Bill Acceptances to net interest income ($529 million) partly offset by additional fees attributable to bills volume growth of $136 million; and

—           Revaluation losses on exchangeable capital units of $122 million;

•                  Operating expenses fell $416 million or 5.2% on the September 2005 year to $7,579 million. Including the ongoing costs of the Group’s defined benefit plans of $68 million (refer to note 3), operating expenses fell $348 million or 4.4% to $7,647 million. Excluding the impact of disposed operations, operating expenses increased $104 million or 1.4%, reflecting increased personnel expenses of $229 million (6.2% growth) as a result of the Group’s focus on performance based remuneration and EBA related increases.  This was partially offset by a decrease in other operating expenses of $123 million (or 4.1%). This includes a decrease in operational risk losses of $69 million and a decrease in superannuation charge of $50 million primarily due to reforms made to the UK pension schemes.

•                  Charge to provide for doubtful debts increased $72 million or 13.5% on the September 2005 year to $606 million. The increase was primarily due to the deterioration identified in specific consumer segments in Australia in the second half of the year.

Average Interest Earning Assets

Volumes by Division

			Fav/			Fav/
			(Unfav)			(Unfav)
Average interest-earning assets	Half year to		Change on	Year to		Change on
including disposed operations(1)	Sep 06	Mar 06	Ex FX %(2)	Sep 06	Sep 05	Ex FX %(2)
	$bn	$bn		$bn	$bn
Australian Banking	209.1	194.5	7.5	201.8	153.6	31.4
UK Region	55.3	48.3	11.5	52.4	48.6	8.3
New Zealand Region	31.9	31.5	5.9	31.0	28.7	14.0
nabCapital	140.7	135.6	4.1	138.2	136.6	2.0
Other(3)	(49.8)	(45.8)	(0.3)	(47.7)	(42.0)	(12.2)
Group average interest-earning assets	387.2	364.1	7.5	375.7	325.5	16.5

(1)          Average interest-earning assets include bill acceptances of $37.9bn in the September 2006 year and intercompany balances.

(2)          Change expressed at constant foreign exchange rates.

(3)          Other includes the Wealth Management regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

Average interest-earning assets increased $50.2 billion, or 15.4% on the September 2005 full year. This was driven primarily by a $21.5 billion increase in loans and advances and the inclusion of $37.9 billion bill acceptances that are reported in the September 2006 year as interest earning assets under AIFRS.

Adjusting for disposed operations, average interest-earning assets increased $55.9 billion, or 17.4% on the September 2005 full year. Key factors contributing to this outcome were:

•                  Australian Banking growth of $11.9 billion (11.9%) in housing lending on the September 2005 full year. Business lending (excluding bill acceptances) grew $6.1 billion (16.4%), due to product innovation and the restoration of credit settings;

•                  Average housing loans in UK Banking increased 33.1% at constant exchange rates on the September 2005 full year, due to the growth of the integrated Financial Solutions Centres and the continued development of the Third Party Distribution channel.  Average business lending volumes grew 40.1% at constant exchange rates, whilst credit cards and personal lending declined 4.5% over the year;

•                  New Zealand Banking’s average housing portfolio increased 14.7% at constant exchange rates on the September 2005 full year due to the continued success of the ‘Unbeatable’ campaigns.  Business lending grew 14.5%, at constant exchange rates, resulting in increased market share;

•                  nabCapital’s average core lending decreased $2.7 billion or 6.7% on the September 2005 full year mainly due to the deconsolidation of certain special purpose vehicles following a restructure of these arrangements post AIFRS, and the exit of Structured Finance assets as a result of legislative changes, partially offset by growth in lending to higher yielding counter-parties.

Average marketable debt securities declined $11.3 billion (31.3%) on the September 2005 full year primarily as a result of $6.2 billion run-off of custodian assets in Australian Banking and an AIFRS transitional adjustment where $7.3 billion in acceptances repurchased by the Group as part of trading activities have been reclassified from trading securities to bill acceptances.

Net Interest Margin

Group net interest margin increased 18 basis points during the year from 2.13% to 2.31%.  Compared to the March 2006 half, the net interest margin has remained flat at 2.31%.

Changes to accounting under AIFRS in the September 2006 full year have had a favourable 7 basis point impact.  After adjusting for AIFRS impacts, the Group net interest margin has increased 11 basis points from the September 2005 full year primarily due to the reduction in low margin assets in several businesses.

Divisional net interest margin movements on the September 2005 full year, on an ongoing basis are summarised as follows:

•                  Australian Banking margin declined by 11 basis points. Excluding the unfavourable AIFRS impact, the net interest margin has increased 3 basis points on the September 2005 full year due to the reduction in custodian assets invested in low margin products and a favourable rate environment.  This was partly offset by some margin contraction due to ongoing competitive pressures together with unfavourable portfolio mix impacts from the continuing shift to lower-margin home loans and deposit products;

•                  UK Region margin declined by 29 basis points.  Excluding the favourable AIFRS impact in the current year and the income from the Irish Banks’ sale proceeds in the prior year, the net interest margin has decreased 44 basis points.  This reflects the margin management across the lending and deposit portfolios as part of the expansion strategy and the planned shift to lower margin products.  This has been partly offset by an increased contribution from interest rate management;

•                  New Zealand Region margin declined by 10 basis points.  Excluding the favourable AIFRS impact, the net interest margin has declined by 14 basis points due to the competitive pressure for lending products, the continued shift to lower margin products and an increased reliance on wholesale funding.  This was partly offset by favourable deposit margins and an increased contribution from interest rate management;

•                  nabCapital’s margin increased by 31 basis points.  Excluding the favourable AIFRS impact, the net interest margin has increased by 6 basis points resulting from the exit of low yielding assets and increased lending to higher yielding counter-parties; and

•                  Group Funding’s net interest income has increased, reflecting the results of the Group’s ongoing funding activities and capital management.

As a result, on a weighted basis, the key contributor to the Group’s 18 basis point net interest margin increase were nabCapital contributing 10 basis points on a weighted basis, Australian Banking contributing 11 basis points offset by the UK Region contributing a 6 basis point decrease.  This reflects the positive impact of the Group’s planned reduction in low margin investments and the relative growth in higher margin products.

Net interest margin — contribution to the movement in the Group net interest margin on the September 2005 year

Asset Quality

•                  Strong balance sheet growth has continued.

•                  Globally, softer economic conditions have emerged in the September 2006 half, after a period of relative stability.

•                  Corporate default rates remain at historically low levels.

•                  Deterioration in the unsecured personal credit segment in the UK has continued and there are signs of rising unsecured personal credit and home loan delinquencies in Australia. However these positions are being actively managed and are within expectations for this point in the economic cycle.

Growth and Asset composition

The volume of gross loans and acceptances for the Group grew by 7.5% in the September 2006 half (September 2006 full year increase 16.8%). The second half increase was driven by strong growth in the Australian region (7.3%), the United Kingdom (7.9%) and New Zealand (6.6%), (in local currency terms). nabCapital remained relatively flat over the September 2006 half and the full year, reflecting a focus on reducing lower yielding corporate lending to improve portfolio returns.

The Australian Region continues to benefit from a re-energised Business Banking platform reflecting process simplification and a focussed sales force, whilst housing growth is in line with broader market levels. The continued focus on the United Kingdom distribution strategy is producing strong volume growth, particularly in the housing and business credit segments.

The Agribusiness portfolio within the Australian Region (3.2% of Group gross loans and acceptances) is being monitored closely, particularly the worst drought affected areas. At this stage no major issues have been identified.

The mix of the group lending portfolio remained relatively constant over the September 2006 year with housing loans making up 50% of drawn balances and all other categories broadly in line with the September 2005 year. Strong bill acceptance growth over the September 2006 year reflects the continued growth in business volumes in the Australian Region. The movement in gross loans and acceptances by region highlights the increased diversity of the Group’s lending portfolio with the UK now accounting for 17% of gross loans and acceptances, up from 14% in September 2005.

Trends in the ratings of non-retail exposures and security

The volume of non-retail investment grade equivalent (AAA to BBB-) exposures has fallen slightly to 74% compared to March 2006 (76%) and September 2005 (77%). This shift has been caused by nabCapital’s active capital management program to improve portfolio returns and by growth strategies implemented in the Australian and United Kingdom business banking portfolios.

The Group considers a loan to be well secured where bank security is greater than 100% of the facility. The proportion of these well-secured facilities in the non-retail portfolio during the September 2006 half increased by 56 basis points (146 basis points on September 2005) to 50.2%. The full year improvement was the result of improved nabCapital security coverage driven by active capital management activities. This has been partially offset by a small reduction in security coverage in business lending as a result of a targeted growth strategy.

As part of the Group’s improvement program and systems enhancements for Basel II, new customer risk score (probability of default) and security (loss given default) models will be introduced in the first half of 2007. They will provide increased granularity with the customer risk score moving from 16 to 25 grades and security from 4 to 10 grades.

With these improvements, reporting of non-retail investment grade customers which are currently reported in terms of probability of default, will move to an expected loss basis. The expected loss basis takes into account both the probability of default and loss given default. Sample testing to date has indicated there will be no material impact on loan loss provisioning.

Non Impaired Assets 90-days past due and Impaired Assets

90-days past due facilities consist of well-secured non impaired assets that are more than 90-days past due and portfolio-managed facilities that are not well secured but between 90 and 180 days past due.

The proportion of 90-days past due loans to Gross Loans and Acceptances decreased 8 basis points in the September 2006 half to 0.22% (6 basis point improvement on September 2005).

Following comprehensive portfolio reviews and the implementation of improved arrears management in Australia and the UK, the volume of 90-days past due loans has reduced.

On a full year comparison, retail 90-days past due delinquencies increased marginally, largely as a result of difficult conditions in the UK unsecured personal credit market and rising delinquencies in the Australian home loan portfolio (particularly in New South Wales).

Remedial actions including accelerated collections strategies and the tightening of UK scorecards have been implemented with positive results being achieved in the September 2006 half.

Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90-days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due and there is sufficient doubt about the ultimate collectibility of principal and interest and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred.

The ratio of gross impaired assets to gross loans and acceptances has reduced 5 basis points to 0.30% on the prior year and 1 basis point on the March 2006 half reflecting strong balance sheet growth offsetting a small increase in impaired assets.

The level of impaired assets increased in the September 2006 half by $73 million to $1,057 million (up $30 million on September 2005). Increases in the September 2006 half in Australia ($62 million to $836 million) and the UK ($26 million to $169 million) were partially offset by reductions in New Zealand ($15 million reduction to $51 million). There were no new impaired nabCapital assets in the second half.

The majority of the increase in impaired assets was driven by a higher level of portfolio review activity and higher levels of home loan delinquencies in Australia (particularly in New South Wales) reflective of softer economic conditions. However these home loans incur little or no provision due to underlying security. Partly offsetting these increases over the past 12 months has been a reduction in impaired assets with provisions.

Overall the combined level of impaired assets and 90-days past due loans reduced by 9 basis points during the year (0.53% September 2006 compared to 0.62% as at September 2005).

Net Write Offs and Bad & Doubtful Debt Charge

The proportion of write offs to gross loans and acceptances increased by 2 basis points over the September 2006 year to 0.16% reflecting a $148 million increase on the September 2005 year. The proportion of write offs to gross loans and acceptances remain at a low level.

The increase was predominately driven by unsecured personal credit product write offs in Australia and UK, business write offs against existing provisions and a single exposure within nabCapital in the second half.

Net write off levels in the United Kingdom are a reflection of difficult conditions in the unsecured personal credit segment and industry wide trends.

The majority of specific provision charge relates to the unsecured personal credit portfolio.  This increase reflects difficult conditions in the unsecured personal credit market in the UK, which is consistent with industry trends together with unsecured personal credit product write off activity in the Australian Region.

Business and nabCapital specific provisions are at low levels.

Increased collective provisioning for the year to September 2006 recognises strong business lending growth and emerging softer economic trends.

Provisioning coverage

The transition to AIFRS on 1 October 2005 resulted in an expected decrease in collective provision coverage to risk weighted assets (excluding housing). Over the full year to September 2006 this ratio has remained constant.

The decline in specific provisions to gross impaired asset coverage to September 2006 is the result of two factors.

•	Increases in secured impaired assets with no specific provisions, mainly in the Australian and UK home loan portfolios.
•	A reduction in impaired assets with provisions as a result of write offs against existing specific provisions.

A further impact on the specific provision coverage ratio relates to a large individual exposure with no provision.

From 1 July 2006, a general reserve for credit losses of $135 million was established to align coverage ratios with APRA’s benchmark of 0.5% of total risk weighted credit assets (on an after tax basis). The reserve was created through an appropriation from distributable reserves and will be in place at least until 1 January 2008, in line with the transition to Basel II.

Taxation

Half year to 30 September 2006

Total income tax expense for the September 2006 half of $793 million, was $548 million or 40.9% lower than the March 2006 half.

However, excluding income tax on the statutory funds attributable to the life insurance business, income tax expense increased $77 million or 9.4%, consistent with the increase in pre-tax profit during the September half in all businesses.

The effective tax rate excluding statutory funds attributable to the life insurance business for the September 2006 half of 28.7% compares to 31.2% for the March 2006 half. The effective tax rate for both periods is relatively consistent with the Group’s prima facie rate of 30%.

The income tax benefit arising in the statutory funds of the life insurance business for the current half amounted to $102 million, compared to an income tax expense of $523 million during the March 2006 half. This is mainly due to a reduction in policy holder tax expense reflecting a decrease in policy holder investment earnings over the September 2006 half. The quantum of income tax expense attributable to the statutory funds of the life insurance business is also impacted by Wealth Management products and activities, to which a wide range of tax rates are applied.

Year to 30 September 2006

Total income tax expense for the September 2006 year of $2,134 million, was $320 million or 17.6% higher than the September 2005 year.

The effective tax rate excluding statutory funds attributable to the life insurance business for the September 2006 year of 29.9% is consistent with the Group’s corporate tax rate of 30% and compares to 24.6% for the September 2005 year.

The higher income tax expense for the current year reflects higher operating profits before tax in all businesses, partly offset by a reduction in tax expense attributable to the statutory funds of the life insurance business. The quantum of income tax expense attributable to the statutory funds of the life insurance business is also impacted by Wealth Management products and activities, to which a wide range of tax rates are applied.

The effective tax rate excluding statutory funds attributable to the life insurance business for the 2005 year was 24.6%, favourably impacted by the non-assessable profit in respect of the sale of the Irish Banks amounting to $372 million, partly offset by the settlement of the ATO tax dispute of $97 million. Excluding significant items and the statutory funds attributable to the life insurance business, the effective tax rate for the 2005 year was 30.5%.

For details of the Group’s contingent tax liabilities refer to note 15 in the Detailed Financial Information section.

Significant Items

Pensions revenue

The agreement by staff members and trustees to reforms to the UK pension schemes has resulted in a credit to significant revenue of $319 million ($223 million after tax) in the March 2006 half relating to a one off income of $387 million ($270 million after tax) in respect of past service revenue arising out of reform made to the UK defined benefit pension fund, offset by the on-going expense of the Group’s defined benefit plans of $68 million ($47 million after tax).  Refer to note 3 in the Detailed Financial Information section for further details.

Balance Sheet

Total assets at 30 September 2006 increased to $484,785 million from $459,213 million at 31 March 2006 and $422,598 million at 30 September 2005. Excluding the impact of exchange rate movements, total assets grew $22,284 million or 4.8% during the September 2006 half and grew $55,241 million or 12.9% during the September 2006 year.

The increase in total assets during the year was mainly driven by the growth in loans and advances (including loans accounted for at fair value), customer acceptances and life insurance business investments, partly offset by a decline in marketable debt securities (trading, available for sale and held to maturity investments).

Total liabilities at 30 September 2006 increased to $456,813 million from $433,151 million at 31 March 2006 and $391,051 million at 30 September 2005. Excluding the impact of exchange rate movements, total liabilities grew $20,642 million or 4.7% during the September 2006 half and grew $60,233 million or 15.2% during the September 2006 year.

The increase in total liabilities during the year was driven by the growth in deposits and other borrowings (including deposits accounted for at fair value), liability on acceptances, life insurance policy liabilities and bonds, notes and subordinated debt. Liabilities have also increased as a result of minority interests relating to the life insurance business being reclassified to liabilities from 1 October, 2005 under AIFRS.

Total equity at 30 September 2006 increased to $27,972 million from $26,062 million at 31 March 2006, but has decreased from $31,547 million at 30 September 2005. Excluding minority interests relating to the life insurance business of $6,224 million, which were reclassified to liabilities from 1 October 2005 under AIFRS, total equity increased by $1,910 million during the half and by $2,649 million during the year. This increase was primarily driven by the $400 million issue of National Capital Instruments in September 2006, as well as conversion of exchangeable capital units to ordinary shares, dividend reinvestment and an increase in retained profits.

Further discussion on the significant movements in categories of the balance sheet follows:

Lending

				Fav/(Unfav)
				Change on
	As at			Mar 06	Sep 05
	30 Sep 06	31 Mar 06	30 Sep 05	Ex FX %	Ex FX %
	$m	$m	$m
Housing
Australia	129,423	123,860	117,718	4.5	9.9
UK	23,976	20,891	17,175	11.7	28.8
New Zealand	17,818	16,431	16,393	6.0	13.1
Asia	545	502	494	13.5	8.3
Total housing	171,762	161,684	151,780	5.6	12.6

Term lending(1)	88,477	80,663	74,455	8.4	17.1
Other lending(1)	44,724	42,805	42,963	3.4	0.8
Bill acceptances	41,726	37,266	27,627	12.0	51.0
Total lending (gross loans & acceptances)	346,689	322,418	296,825	6.8	15.5

(1)          Includes loans accounted for at fair value of $16,774 million as at 30 September 2006 and $14,396 million as at 31 March 2006 (30 September 2005: $nil). On the balance sheet, these amounts are included within other financial assets at fair value.

Housing lending has increased by $10,078 million or 5.6% (excluding foreign exchange movements) from the March 2006 half and by $19,982 million or 12.6% (excluding foreign exchange movements) from the September 2005 year. This increase primarily reflects continued strong residential mortgage markets across all regions.

In Australia, housing lending increased by 4.5% from the March 2006 half and by 9.9% from the September 2005 year, reflecting continued strong growth in the housing sector and sound economic conditions, despite a slight decrease in market share, which reflects the restructure of the proprietary distribution channel and a deliberate strategy to reduce the amount of business through third party channels. The housing lending growth reflects both variable rate products (including 100% offset accounts) as well as fixed rate-lending products.

In the UK, housing lending increased by 11.7% (excluding foreign exchange movements) from the March 2006 half and by 28.8% (excluding foreign exchange movements) from the September 2005 year, reflecting growth across the Integrated Financial Solution Centres (with the opening, upgrading and relocation of more centres), strong growth in the third party distribution channel and the branch network. The UK is continuing to successfully implement its strategy of increasing housing lending and target volume growth expansion strategies, with significant growth in variable rate lending, particularly the highly promoted offset mortgages.

In New Zealand, housing lending increased by 6.0% (excluding foreign exchange movements) from the March 2006 half and by 13.1% (excluding foreign exchange movements) from the September 2005 year, with market share improving during the year, despite an intensively competitive New Zealand banking environment. Lending volumes grew during the half, driven by sound systems growth in fixed rate housing loans and the continued success of Bank of New Zealand’s “Unbeatable” housing campaign.

Business lending has increased by $7,814 million or 8.4% (excluding foreign exchange movements) from the March 2006 half and by $14,022 million or 17.1% (excluding foreign exchange movements) from the September 2005 year.  Business lending volumes have grown in all regions during the year, reflecting a combination of strong economic conditions in all regions, increased market share in Australia and New Zealand and continued growth in the UK across the Integrated Financial Solution Centres.

Bill acceptances increased by $4,460 million or 12.0% during the March 2006 half and by $14,099 million or 51.0% from the September 2005 year. However as a result of 1 October 2005 AIFRS transition adjustments, acceptances repurchased by the Company as part of trading activities have been reclassified from trading securities to bill acceptances. Excluding the impact of this reclassification, volumes have grown 15.9% over the year as bill acceptances continue to be a product favoured by business customers due to favourable pricing and flexibility.

Marketable Debt Securities

Marketable debt securities (trading, available for sale and held to maturity investments) decreased by $9,859 million or 37.2% during the September 2006 year to $16,621 million from $26,480 million at 30 September 2005 (and has remained consistent with March 2006).

The reduction in these securities during the year mainly reflects 1 October 2005 AIFRS transition adjustments, including the accounting for bill acceptances repurchased by the Company and the reclassification of certain securities transferred to other financial assets at fair value following the introduction of this category under AIFRS.

Life insurance business investments and life policy liabilities

Life insurance business investments increased by $711 million or 1.3% during the September 2006 half to $54,784 million from $54,073 million at 31 March 2006 and by $5,001 million or 10.0% from $49,783 million at 30 September 2005.  The continued increase in life insurance business investments primarily reflects growth in funds under management and continued strong equity market conditions, particularly international markets.

The increase in life insurance business investments was largely offset by an increase in life policy liabilities as the movement in investment assets primarily reflects returns made on policyholder contributions to the investment linked businesses. As a result, life policy liabilities have increased by $4,352 million or 10.3% to $46,475 million at 30 September 2006 from $42,123 million at 30 September 2005 (and has remained consistent with March 2006).

Deposits and other borrowings

Total deposits and other borrowings (including deposits and other borrowings at fair value) increased by $16,593 million or 3.7% (excluding foreign exchange movements) during the September 2006 half to $232,899 million from $216,306 million at 31 March 2006 and by $20,342 million or 7.9% (excluding foreign exchange movements) from $212,557 million at 30 September 2005.

Total deposits (including deposits at fair value) increased by $17,440 million or 8.4% (excluding foreign exchange movements) during the September 2006 half to $207,745 million from $190,305 million at 31 March 2006 and by $21,718 million or 9.9% (excluding foreign exchange movements) from $186,027 million at 30 September 2005.

This increase reflects sound growth in retail deposit volumes (on-demand and savings deposits), particularly in Australia and the UK, as well as term deposit growth in the UK and New Zealand. In Australia, growth has resulted from the success of several products launched late in the 2005 year, such as Business Cash Maximiser deposit products and the iSaver product that was introduced in mid-September 2005 as an alternative to product offerings from competitors. Growth in the UK was primarily in retail term deposits and the current account plus product, driven by the continued expansion of the Integrated Financial Solutions Centres across England, as well as improved sales focus and pricing initiatives offered. The increase in retail deposits has been partly offset by a decrease in certificates of deposits in Australia, primarily reflecting the Group’s current strategy of reducing its reliance on short-term borrowings and lengthening its debt maturity profile.

Bonds, notes and subordinated debt

Bonds, notes and subordinated debt increased by $9,284 million or 16.7% during the September 2006 half to $65,006 million from $55,722 million at 31 March 2006 and $23,516 million or 56.7% from $41,490 million at 30 September 2005. The continued increase during the year substantially reflects the issuance undertaken to fund asset growth and reflects the Group’s current strategy of reducing reliance on short-term funding and lengthening the term debt maturity profile. This is achieved through utilising various debt issuance programs available to the Group.

During the year, Clydesdale Bank and Bank of New Zealand also issued debt under the Group’s US$30 billion global medium term note program. Issuing by these entities in their own name, without guarantee by National Australia Bank Limited, has increased and will continue to further increase the Group’s access to a diverse and liquid investor base within the global capital markets.

Capital Position

Capital ratios and risk-weighted assets are set out below:

	Target	As at
	Ratio(1)	30 Sep 06	31 Mar 06	30 Sep 05
	%	%	%	%
ACE ratio	4.25 - 5.0	5.35	5.77	5.49
Tier 1 ratio	6.25 - 7.0	7.35	8.05	7.86
Total capital ratio	10.0 -10.5	10.81	10.73	10.45

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Risk-weighted assets — credit risk	304,771	288,350	276,540
Risk-weighted assets — market risk	13,552	13,474	13,293
Total risk-weighted assets	318,323	301,824	289,833

(1)          The target ACE and Tier 1 capital ratios were revised downwards during the second half. These previous targets were ACE of 4.75% to 5.25% and Tier 1 of 7.0% to 7.5%.

Movement in ACE Ratio

Capital management initiatives

The Group made further progress in its capital agenda over the half, as we absorbed the significant impact of AIFRS on its capital base, revised our capital targets to more closely align with similarly rated peers and issued additional Tier 1 hybrid capital to enhance the efficiency of the capital mix and facilitate future capital management.

Based on the Group’s strong capital position at year end and commitment to active capital management, the Group intends to execute an on-market share buyback program of $500 million (or approximately 13 million shares) in the first half of 2007.

In addition, we intend to neutralise the capital impact of shares issued under the dividend reinvestment plan and various employee share plans by either buying back new shares issued on-market or purchasing shares on-market to satisfy our obligations rather than issuing new shares. We have made the necessary changes to the terms of the DRP to facilitate this.  Based on past experience this represents approximately 10 million shares in respect of the 2007 financial year.

Impact of the Australian Equivalents of International Financial Reporting Standards

In accordance with APRA requirements, regulatory capital is calculated on an AIFRS basis from 1 July 2006. Prior to this date capital was calculated in accordance with AGAAP (refer further supplementary information Note 3).

The impact of AIFRS on the Group’s Tier 1 capital position at this date was approximately $3.6 billion and the approximate impact on ACE and total capital was $1.9 billion and $2.1 billion respectively. The capital position at 30 September 2006 remains strong after absorbing these impacts. The Group did not require APRA transitional relief in respect of the impact of AIFRS at 30 September 2006.

Capital Movements during the period

On 25 July 2006, the Group announced a revision to its capital targets.  The Tier 1 target range was reduced to 6.25% to 7.00% and the Adjusted Common Equity (ACE) target range to 4.25% to 5.00%, with immediate effect.  The previous ranges were 7.00% to 7.50% and 4.75% to 5.25% respectively.   The widening of the ranges reflects the potential for increased volatility under AIFRS.  No change was made to the total capital target of more than 10%, in line with APRA’s requirements.

In addition to regulatory capital ratios, the National uses the ACE ratio as a key capital target.  It measures the capital available to support the banking operations, after deducting the Group’s equity investment in its wealth management operations.  Refer to supplementary information Note 3 regarding the components of the ACE ratio.

The Group’s ACE and Tier 1 ratios decreased during the half but are still above the top end of the revised target ranges at year end.  The reduction in ratios principally reflects the impact of AIFRS (as noted above), offset by the capital benefit from the sale of Custom Fleet and repatriation of the proceeds from the sale of MLC Asia. Together, these two disposals increased the ACE and Tier 1 ratios by 24 bps and 25 bps respectively.  The Tier 1 ratio also benefited from the issue of Tier 1 hybrid capital, as outlined below.  The total capital ratio was further supported by subordinated debt issuance during the half of $2.1 billion.

In October 2006, a further $336 million of exchangeable capital units (EXCAPs) converted into ordinary shares, increasing the ACE and Tier 1 ratios.   This brings total EXCAPs conversions to $934 million, with a further $328 million expected to convert by 31 March 2007.

As directed by APRA, the National currently uses the standard method to calculate the market risk capital component of risk-weighted assets.  During the half there was an increase of $78 million in the market risk component of risk-weighted assets.  Using the internal model, which was applied prior to 31 March 2004, the market risk component of risk-weighted assets at year end amounted to $3,629 million, up from $2,746 million at the first half.  The effect of using the standard method to calculate the market risk component of risk-weighted assets was an increase of $9,923 million (compared to $10,728 million at 31 March 2006).

Tier 1 hybrid capital

On 25 July 2006, the Group announced that APRA had confirmed that the National Income Securities will be treated as non-innovative residual Tier 1 capital, creating capacity for cost effective innovative hybrid issuance.   Under APRA’s revised framework, hybrid Tier 1 capital will be classified into two categories being innovative Tier 1, which will be limited to 15% of net Tier 1 capital, and a new category of non-innovative Tier 1 representing 10% of net Tier 1 capital.   These rules apply from 1 July 2006, however the new limits will not apply until 1 January 2008, coinciding with the implementation of the Basel II Framework. A further transitional period, until 1 January 2010, will apply for entities that are materially affected by the proposed changes.   The Group is compliant with the revised limits.

During September 2006, the Group raised A$1,079 million (before issuance costs) of innovative Tier 1 hybrid capital by way of two transactions representing ‘National Capital Instruments’ (NCIs).  The first transaction raised A$400 million on 18 September 2006 and the second transaction raised Euro 400 million on 29 September 2006.

The A$ NCIs pay a quarterly non-cumulative distribution at an annual rate of 0.95% over 3 month BBSW until 30 September 2016, after which the distribution rate increases by 1.00%, unless called by the National. The Euro NCIs pay a quarterly non-cumulative distribution at an annual rate of 0.95% over 3 month Euribor until 29 September 2016, after which date the distribution rate increases by 1.00%, unless called by the National.

SECTION 5

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2006

DETAILED FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENT

		Half Year to		Year to
	Note	Sep 06	Mar 06	Sep 06	Sep 05
		$m	$m	$m	$m
Interest income		13,362	12,191	25,553	21,103
Interest expense		(8,868)	(7,999)	(16,867)	(14,159)
Net interest income		4,494	4,192	8,686	6,944

Premium and related revenue		427	460	887	906
Investment revenue		1,399	4,976	6,375	7,531
Claims expense		(303)	(262)	(565)	(590)
Change in policy liabilities		(565)	(3,891)	(4,456)	(5,570)
Policy acquisition and maintenance expense		(401)	(390)	(791)	(739)
Investment management expense		(14)	(19)	(33)	(33)
Net life insurance income		543	874	1,417	1,505

Gains less losses on financial instruments at fair value	3	268	203	471	639
Other operating income	3	2,273	2,146	4,419	5,251
Net profit from the sale of controlled entities		196	—	196	—
Significant revenue
Pensions revenue	3	(14)	333	319	—
Net profit from the sale of National Europe Holdings (Ireland) Limited		15	—	15	1,354
Total other income		2,738	2,682	5,420	7,244
Personnel expenses	4	(1,949)	(1,920)	(3,869)	(3,807)
Occupancy-related expenses	4	(261)	(262)	(523)	(539)
General expenses	4	(1,485)	(1,702)	(3,187)	(3,649)
Charge to provide for doubtful debts	8	(336)	(270)	(606)	(534)
Net loss from the sale of controlled entities		(63)	—	(63)	—
Significant expenses
Restructuring costs		—	—	—	(793)
Foreign currency options trading (losses)/reversal		—	—	—	34
Reversal of prior years restructuring provision		—	—	—	11
Total operating expenses		(4,094)	(4,154)	(8,248)	(9,277)

Profit before income tax expense		3,681	3,594	7,275	6,416
Income tax expense	5	(793)	(1,341)	(2,134)	(1,814)
Net profit		2,888	2,253	5,141	4,602
Net profit attributable to minority interest		(490)	(259)	(749)	(610)
Net profit attributable to members of the Company		2,398	1,994	4,392	3,992

	cents	cents	cents	cents
Basic earnings per share (cents)	143.5	118.8	262.6	246.3
Diluted earnings per share (cents)	140.4	118.4	261.8	242.3

CONSOLIDATED BALANCE SHEET

		As at
	Note	30 Sep 06	31 Mar 06	30 Sep 05
		$m	$m	$m
Assets
Cash and liquid assets		12,768	10,903	8,441
Due from other banks		24,372	21,880	15,595
Trading derivatives		13,384	16,188	13,959
Trading securities		13,740	11,440	15,154
Investments - available for sale		1,493	3,080	3,860
Investments - held to maturity		1,388	1,705	7,466
Investments relating to life insurance business		54,784	54,073	49,783
Other financial assets at fair value		22,123	19,387	—
Hedging derivatives		480	166	—
Loans and advances	7	283,777	266,442	264,674
Due from customers on acceptances	7	41,726	37,266	27,627
Property, plant and equipment		1,877	3,794	3,829
Investments in joint venture entities		—	15	16
Goodwill and other intangible assets		5,203	5,429	5,458
Deferred tax assets		1,631	1,667	1,734
Other assets		6,039	5,778	5,002
Total assets		484,785	459,213	422,598
Liabilities
Due to other banks		37,489	38,964	36,322
Trading derivatives		12,008	14,246	12,613
Other financial liabilities at fair value		17,680	16,891	1,487
Hedging derivatives		333	587	—
Deposits and other borrowings	12	222,277	206,607	212,557
Liability on acceptances		32,114	31,794	27,627
Life policy liabilities		46,475	46,346	42,123
Current tax liabilities		532	209	145
Provisions		1,618	1,612	1,847
Bonds, notes and subordinated debt		65,006	55,722	41,490
Other debt issues		2,274	1,681	1,559
Defined benefit pension scheme liabilities		313	571	985
Managed fund units on issue		7,249	6,111	—
Deferred tax liabilities		1,490	1,574	1,226
Other liabilities		9,955	10,236	11,070
Total liabilities		456,813	433,151	391,051
Net assets		27,972	26,062	31,547
Equity
Contributed equity	13	12,279	11,897	10,828
Reserves	13	1,064	714	814
Retained profits	13	14,461	13,451	13,681
Total equity (parent entity interest)		27,804	26,062	25,323
Minority interest in controlled entities		168	—	6,224
Total equity		27,972	26,062	31,547

CONSOLIDATED RECOGNISED INCOME AND EXPENSE STATEMENT

	Half Year to		Year to
	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Actuarial gains and losses from defined benefit pension plans	151	56	207	(107)
Cash flow hedges
Gains/(losses) taken to equity	111	15	126	—
Transferred to income statement	(24)	(23)	(47)	—
Revaluation of land and buildings	11	—	11	(6)
Exchange differences on translation of foreign operations	67	290	357	(538)
Income tax on items taken directly to or transferred directly from equity	(73)	1	(72)	42
Net income recognised directly in equity	243	339	582	(609)
Net profit	2,888	2,253	5,141	4,602
Total net income recognised	3,131	2,592	5,723	3,993

Attributable to:
Members of the parent	2,641	2,333	4,974	3,383
Minority interest	490	259	749	610
Total net income recognised	3,131	2,592	5,723	3,993

Effect of change in accounting policy (1)
Net decrease in retained profits	—	(893)	(893)	—
Net decrease in reserves	—	(420)	(420)	—
Effect of change in accounting policy	—	(1,313)	(1,313)	—

(1)          This represents the impact of the initial adoption of AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement” and AASB 4 “Insurance Contracts”.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended	Note		Sep 06	Sep 05
			$m	$m
Cash flows from operating activities

Interest received			24,501	20,967
Interest paid			(15,232)	(13,942)
Dividends received			16	2
Life insurance
Premiums received			7,869	7,594
Investment and other revenue received			1,848	1,853
Policy payments			(7,308)	(6,837)
Fees and commissions paid			(396)	(350)
Net trading revenue received/(paid)			1,745	609
Other operating income received			5,540	5,203
Cash payments to employees and suppliers
Personnel expenses paid			(3,816)	(3,881)
Other operating expenses paid			(4,135)	(4,249)
Goods and services tax paid			(101)	(33)
Cash payments for income taxes			(1,940)	(1,416)
Cash flows from operating activities before changes in operating assets and liabilities			8,591	5,520
Changes in operating assets and liabilities arising from cash flow movements

Net placement of deposits with and withdrawal of deposits from supervisory central banks that are not part of cash equivalents			(1)	6
Net payments for and receipts from transactions in acceptances			(3,271)	—
Net funds advanced to and receipts from customers for loans and advances			(30,137)	(34,649)
Net acceptance from and repayment of deposits and other borrowings			14,629	10,430
Movement in life insurance business investments
Purchases			(7,036)	(12,575)
Proceeds from disposal			5,545	8,922
Net movement in other life insurance assets and liabilities			(406)	1,449
Net payments for and receipts from transactions in treasury bills and other eligible bills held for trading and not part of cash equivalents			(223)	—
Net payments for and receipts from transactions in trading securities			(3,803)	9,160
Net payments for and receipts from trading derivatives			(1,507)	456
Net funds advanced to and receipts from other financial assets at fair value			(2,638)	(572)
Net funds advanced to and receipts from other financial liabilities at fair value			6,929	1,069
Net decrease/(increase) in other assets			447	(542)
Net (decrease)/increase in other liabilities			2,640	101
Net cash provided by/(used in) operating activities	14(a	)	(10,241)	(11,225)

For the year ended	Note		Sep 06	Sep 05
			$m	$m
Cash flows from investing activities

Movement in investments - available for sale
Purchases			(18,704)	(4,465)
Proceeds from disposal			1,354	1,384
Proceeds on maturity			19,877	3,560
Movement in investments - held to maturity
Purchases			(16,856)	(27,155)
Proceeds on maturity and disposal			17,718	30,184
Movement in shares in joint venture entities
Purchases			—	(18)
Proceeds on disposal			—	106
Proceeds from sale of controlled entities, net of cash disposed and costs to sell	14(e	)	1,020	2,335
Purchase of property, plant, equipment and software			(1,300)	(1,483)
Proceeds from sale of property, plant, equipment and software, net of costs			755	774
Net cash used in investing activities			3,864	5,222
Cash flows from financing activities

Repayments of bonds, notes and subordinated debt			(8,337)	(6,679)
Proceeds from bonds, notes and subordinated debt, net of costs			28,528	13,837
Proceeds from issue of ordinary shares, net of costs			42	45
Net proceeds from issue of Trust Preferred Securities II, net of costs			—	1,014
Net proceeds from issue of National Capital Instruments, net of costs			1,076	—
Dividends and distributions paid			(2,555)	(2,416)
Net cash provided by financing activities			18,754	5,801
Net increase/(decrease) in cash and cash equivalents			12,377	(202)
Cash and cash equivalents at beginning of period			(12,459)	(12,531)
Effects of exchange rate changes on balance of cash held in foreign currencies			(224)	274
Cash and cash equivalents at end of period	14(b	)	(306)	(12,459)

Financial report - Note 1: Principal Accounting Policies

1. PRINCIPAL ACCOUNTING POLICIES

This preliminary financial report is prepared in accordance with the requirements of the ASX listing rules. It should be read in conjunction with any public announcements to the market made by the Company during the year.

This preliminary financial report does not, and cannot be expected to, contain all disclosures of the type normally found within a full annual financial report and it is not designed or intended to be a substitute for the 2006 annual financial report.

This report should be read in conjunction with the 30 September 2005 annual financial report and when released, the 30 September 2006 annual financial report. The 30 September 2005 annual financial report was prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs from Australian equivalents to International Financial Reporting Standards (AIFRS) in certain respects.

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities. Assumptions made at each balance sheet date are based on best estimates at that date.  Although the Group has internal control systems in place to ensure that estimates are reliably measured, actual amounts may differ from those estimates.  It is not anticipated that such differences would be material.

Comparative amounts relating to the financial year ended 30 September 2005 are not prepared in accordance with AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139), AASB 132 “Financial Instruments: Presentation and Disclosure” (AASB 132) or AASB 4 “Insurance Contracts” (AASB 4) as these standards are only applicable from 1 October 2005.

A full description of the accounting policies adopted in this preliminary financial report are contained in the 31 March 2006 interim report and will be contained in the 2006 annual financial report.

All amounts are expressed in Australian dollars unless otherwise stated.

Financial Report - Note 2: Segment Information

2. SEGMENT INFORMATION

For the purposes of segment information, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance. The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Group Chief Executive Officer, as well as other members of senior management.

The Group’s business is organised into four operating segments, which are managed along regional lines: Australia Region, United Kingdom Region and New Zealand Region, which include banking and wealth management products; as well as nabCapital (which is managed globally). nabCapital comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions and a Support Services unit, to provide products across the Group’s business base. The Group’s ‘Other’ business segment includes Corporate Centre, Group Funding, and other unallocated items which are not considered to be separate reportable operating segments.

Revenues, expenses and tax directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business Segments

						Inter-
	Australia	UK	NZ			segment	Total
	Region	Region	Region	nabCapital	Other	eliminations	Group
	$m	$m	$m	$m	$m	$m	$m
Year ended 30 September 2006
Segment Revenue(1)	14,909	3,332	1,300	1,509	490	(172)	21,368
Segment Result	2,515	868	389	618	2	—	4,392
	$m	$m	$m	$m	$m	$m	$m
Year ended 30 September 2005
Segment Revenue (1)	15,685	4,301	1,291	1,429	152	(233)	22,625
Segment Result	1,981	1,630	307	503	(429)	—	3,992
	$m	$m	$m	$m	$m	$m	$m
Half year ended 30 September 2006
Segment Revenue(1)	5,665	1,518	649	735	576	(85)	9,058
Segment Result	1,322	374	222	299	181	—	2,398
	$m	$m	$m	$m	$m	$m	$m
Half year ended 31 March 2006
Segment Revenue(1)	9,244	1,814	651	774	(86)	(87)	12,310
Segment Result	1,193	494	167	319	(179)	—	1,994

(1)          Includes net interest income, total other income, premium and related revenue and investment revenue from Net Life Insurance income.

.

Financial Report - Note 3: Revenue

3. REVENUE(1)

	Half Year to		Year to
	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Gains less losses on financial instruments at fair value
Trading income	157	227	384	639
Ineffectiveness on hedging instruments	88	(31)	57	—
Other fair value movements	23	7	30	—
	268	203	471	639

Other operating income
Dividend revenue	15	1	16	2
Profit on sale of property, plant and equipment and other assets	28	5	33	64
Loan fees from banking	434	399	833	1,523
Money transfer fees	284	280	564	622
Foreign exchange income/(expense)	5	19	24	22
Fees and commissions	697	795	1,492	1,528
Fleet management fees	63	85	148	154
Rentals received on leased vehicle assets	276	378	654	740
Investment management fees	259	179	438	349
Revaluation gains/(losses) on exchangeable capital units	31	(153)	(122)	—
Other income	181	158	339	247
	2,273	2,146	4,419	5,251

Significant pensions revenue
Current service cost	(45)	(66)	(111)	—
Interest cost	(113)	(118)	(231)	—
Expected return on assets	144	130	274	—
Past service gain	—	387	387	—
Significant pensions revenue(2)	(14)	333	319	—

(1)          As part of the transition to AIFRS, the Group has reviewed the classification of items within the above note. As a result, certain items have been reclassified to a more descriptive line item. In particular $157 million in March 2005 and $150 million in September 2005 have been transferred from Money transfer fees to Fees and commissions. Note there have been no changes at the total revenue level.

(2)          Significant pensions revenue consists of the items highlighted above. The Group regards the current service cost, interest cost and expected return on assets as ongoing operating expenses by nature. The past service gain is considered to be of a non-recurring nature.

Financial Report - Note 4: Operating Expenses

4. OPERATING EXPENSES(1)

	Half Year to		Year to
	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Personnel expense
Salaries and related on costs	1,526	1,560	3,086	3,052
Equity-based compensation	81	62	143	97
Superannuation(2)	93	77	170	297
Other	249	221	470	361
	1,949	1,920	3,869	3,807

Occupancy-related expenses
Operating lease rental expense	174	171	345	342
Other expenses	87	91	178	197
	261	262	523	539

General expenses
Advertising and marketing	118	103	221	228
Charge to provide for operational risk event losses(3)(5)	30	90	120	189
Communications, postage and stationery	177	179	356	399
Depreciation and amortisation	235	199	434	418
Depreciation on leased vehicle assets(6)	60	279	339	545
Fees and commission expense	143	134	277	176
Computer equipment and software	118	123	241	244
Operating lease rental expense	44	45	89	103
Professional fees	227	200	427	450
Travel	43	39	82	74
Freight and cartage	42	38	80	83
Insurance	11	18	29	35
Data communication and processing charges	42	51	93	96
Impairment of goodwill	(5)	5	—	—
Other(4)(5)	200	199	399	609
	1,485	1,702	3,187	3,649

Total	3,695	3,884	7,579	7,995

(1)          As part of the transition to AIFRS, the Group has reviewed the classification of items within the above note. As a result, certain items have been reclassified to a more descriptive line item predominantly out of ‘General expenses - Other’. Note there have been no changes at the total expenses level.

(2)          Included within superannuation expenses are defined benefit pension costs for the September 2005 year of $129m. The costs for March 2006 and September 2006 have been treated as significant items and are disclosed in note 3.

(3)          Operational risk event losses in the March 2006 half year includes $53m in costs relating to fee refunds for Choice package, BAD tax and fixed rate interest only loans. September 2005 year includes costs relating to fee refunds for Choice package ($81m), BAD tax ($14m) and fixed rate interest only loans ($26m).

(4)          Other expenses in the September 2005 year includes self-insurance costs relating to the Northern Bank robbery ($49m) and the South Korea legal action ($49m).

(5)          Frauds and robberies expense of $16m for the September 2005 year and $4m for the March 2006 half year has been reclassified from operational risk event losses to other.

(6)          Depreciation of the Custom Fleet leased vehicle assets ceased from 1 April 2006 following the business being designated as held for sale.

Financial Report - Note 5: Income Tax Expense

5. INCOME TAX EXPENSE

	Half Year to		Year to
Group	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Profit before income tax expense
Australia	2,607	2,295	4,902	3,759
Overseas	1,074	1,299	2,373	2,657
Deduct profit before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(561)	(976)	(1,537)	(1,650)
Total profit excluding that attributable to the statutory funds of the life insurance business, before income tax expense	3,120	2,618	5,738	4,766
Prima facie income tax at 30%	936	785	1,721	1,430
Add/(deduct): Tax effect of amounts not deductible/(assessable)
Dividend income adjustments	(3)	(9)	(12)	(29)
Non-allowable impairment loss on goodwill	(2)	2	—	—
Assessable foreign income	—	2	2	12
Non-allowable depreciation on buildings	3	3	6	7
Deferred tax assets not recognised/(recognised)	4	(1)	3	(10)
Under/(over) provision in prior years	(9)	1	(8)	(29)
Foreign tax rate differences	18	16	34	36
Non-assessable branch income	(19)	(27)	(46)	(44)
Profit on sale of controlled entities	(19)	—	(19)	(372)
Settlement of tax dispute on TrUEPrSSM (1)	—	—	—	97
Elimination of treasury shares	9	21	30	26
Non-allowable expenses - exchangeable capital units	—	27	27	—
Interest expense on exchangeable capital units	8	12	20	31
Other	(31)	(14)	(45)	19
Total income tax expense on profit excluding that attributable to the statutory funds of the life insurance business	895	818	1,713	1,174
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business	(102)	523	421	640
Total income tax expense	793	1,341	2,134	1,814
Effective tax rate, excluding statutory funds attributable to the life insurance business	28.7%	31.2%	29.9%	24.6%

(1)          TrUEPrSSM  is a service mark of Merill Lynch & Co., Inc.

Financial Report - Note 6: Dividends and Distributions

6. DIVIDENDS AND DISTRIBUTIONS

		Franked	Foreign
	Amount	amount	source
	per	per	dividend	Total
Dividends on ordinary shares	share	share	per share	amount
	cents	%	%	$m
Final dividend declared in respect of the year ended 30 September 2006	84	90	10	1,352
Interim dividend declared in respect of the six months ended 31 March 2006	83	80	20	1,334
Total dividends paid or payable in respect of the year ended 30 September 2006	167			2,686

The record date for determining entitlements to the 2006 final dividend is 16 November 2006.
The final dividend has been declared by the directors of the Company and is payable on 12 December 2006.

Final dividend paid in respect of the year ended 30 September 2005	83	80	20	1,327
Interim dividend paid in respect of the six months ended 31 March 2005	83	80	20	1,297
Total dividends paid or payable in respect of the year ended 30 September 2005	166			2,624

	30 Sep 06		30 Sep 05
	Amount		Amount
	per	Total	per	Total
Distributions on other equity instruments	security	amount	security	amount
	$	$m	$	$m
National Income Securities
Distributions for the year ended	6.95	139	6.80	136
Trust Preferred Securities
Distributions for the year ended	140.00	56	135.00	54
Trust Preferred Securities II
Distributions for the year ended	73.75	59	17.50	14

Dividend and distribution plans

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a)                                      cash or cash equivalents; and

b)                                     direct credit.

Dividend plans in operation are:

a)                                      Dividend Reinvestment Plan;

b)                                     Bonus Share Plan; and

c)                                      United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in British Pounds Sterling or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend or distribution plans is 16 November 2006, 5pm (Melbourne time).

Financial Report - Note 7: Gross Loans, Advances & Acceptances

7. GROSS LOANS, ADVANCES & ACCEPTANCES

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Gross loans & advances at amortised cost(1)	288,189	270,756	269,198
Unearned income and deferred fee income	(2,391)	(2,315)	(2,106)
Provision for doubtful debts	(2,021)	(1,999)	(2,418)
Net loans & advances	283,777	266,442	264,674
Securitised loans(2)	4,771	2,110	5,912

(1)          As at 30 September 2006 excludes $16,774 million (31 March 2006: $14,396 million; 30 September 2005: $nil) of loans accounted for at fair value which are included within other financial assets at fair value on the balance sheet. These amounts are included in the analysis below.

(2)          From 1 October 2004 the AIFRS consolidation rules required the Group to consolidate securitisation special purpose entities that were not previously consolidated under AGAAP. As a result of structural changes to certain entities made during the 2005 year, a number of special purpose entities were deconsolidated from 1 October 2005. These amounts are included within loans & advances.

By product &			New	United		Total
geographic location	Australia	Europe	Zealand	States	Asia	Group
	$m	$m	$m	$m	$m	$m
As at 30 September 2006
Housing lending	129,423	23,976	17,818	—	545	171,762
Term lending	39,232	29,696	16,376	1,815	1,358	88,477
Overdrafts	5,517	8,472	1,481	—	—	15,470
Leasing	11,184	5,747	10	—	12	16,953
Credit cards	4,647	1,539	1,135	—	-	7,321
Other	3,874	702	92	—	31	4,699
Fair value adjustment	—	227	54	—	—	281
Gross loans & advances	193,877	70,359	36,966	1,815	1,946	304,963
Acceptances(1)	41,714	12	—	-	—	41,726
Total gross loans, advances & acceptances	235,591	70,371	36,966	1,815	1,946	346,689
Gross loans & advances
Loans at amortised cost	193,877	64,994	25,557	1,815	1,946	288,189
Loans at fair value(2)	—	5,365	11,409	—	—	16,774
Gross loans & advances	193,877	70,359	36,966	1,815	1,946	304,963

(1)          Includes $9,704 million of acceptances bought back by the Group which are now included within acceptances following AIFRS changes effective from 1 October 2005.

(2)          On the balance sheet this amount is included within “other financial assets at fair value”.

By product &			New	United		Total
geographic location	Australia	Europe	Zealand	States	Asia	Group
	$m	$m	$m	$m	$m	$m
As at 31 March 2006
Housing lending	123,860	20,891	16,431	—	502	161,684
Term lending	36,036	26,042	15,049	2,497	1,039	80,663
Overdrafts	5,580	7,133	1,463	—	—	14,176
Leasing	10,647	6,204	22	—	15	16,888
Credit cards	4,434	1,513	1,047	—	—	6,994
Other	3,891	453	73	—	32	4,449
Fair value adjustment	—	223	75	—	—	298
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152
Acceptances (1)	37,251	15	—	—	—	37,266
Total gross loans, advances & acceptances	221,699	62,474	34,160	2,497	1,588	322,418
Gross loans & advances
Loans at amortised cost	184,448	57,702	24,521	2,497	1,588	270,756
Loans at fair value (2)	—	4,757	9,639	—	—	14,396
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152

As at 30 September 2005
Housing lending (3)	117,718	17,175	16,393	—	494	151,780
Term lending (3)	32,824	22,675	15,572	2,241	1,143	74,455
Overdrafts	5,036	5,809	1,457	—	—	12,302
Leasing	10,102	6,065	29	—	17	16,213
Credit cards	4,194	1,524	1,051	—	—	6,769
Other	6,248	1,289	114	—	28	7,679
Gross loans & advances	176,122	54,537	34,616	2,241	1,682	269,198
Acceptances	27,612	15	—	—	—	27,627
Total gross loans, advances & acceptances	203,734	54,552	34,616	2,241	1,682	296,825

(1)          Includes $5,563 million of acceptances bought back by the Group which are now included within acceptances following AIFRS changes effective from 1 October 2005.

(2)          On the balance sheet this amount is included within “other financial assets at fair value”.

(3)          Housing lending and term lending balances for 30 September 2005 have been restated to reflect the reclassification of certain personal investment housing loan products previously included within business loan products and classified within term lending. This change has arisen from increased granularity of product data which is now available from the Group’s financial systems which enables these housing loans to be unbundled from the business loan products and reported as housing lending. This results in a reclassification from term lending to housing lending of $10,275 million as at 30 September 2005.

	Increase / (Decrease) from 31 Mar 06
Movement from 31 March 2006			New	United
excluding foreign exchange	Australia	Europe	Zealand	States	Asia	Total
	%	%	%	%	%	%
Housing	4.5	11.7	6.0	—	13.5	5.6
Term lending	8.9	10.9	6.2	(24.0)	36.8	8.4
Overdrafts	(1.1)	15.6	(1.1)	—	—	7.4
Leasing	5.0	(9.8)	(56.5)	—	(14.3)	(0.6)
Credit cards	4.8	(1.0)	6.0	—	—	3.7
Other	(0.4)	51.3	(14.0)	—	large	5.3
Total gross loans and advances	5.1	9.7	5.6	(24.0)	30.8	6.1

	Increase / (Decrease) from 30 Sep 05
Movement from 30 September 2005			New	United
excluding foreign exchange	Australia	Europe	Zealand	States	Asia	Total
	%	%	%	%	%	%
Housing	9.9	28.8	13.1	—	8.3	12.6
Term lending	19.5	21.8	9.8	(20.5)	15.0	17.1
Overdrafts	9.6	34.3	5.8	—	—	21.4
Leasing	10.7	(12.6)	(63.0)	—	(33.3)	1.4
Credit cards	10.8	(6.8)	12.4	—	—	6.8
Other	(38.0)	(50.0)	(17.1)	—	3.3	(39.7)
Total gross loans and advances	10.1	19.0	11.1	(20.5)	12.4	11.9

Financial Report - Note 8: Doubtful Debts

8. DOUBTFUL DEBTS

Total charge for doubtful debts	Half Year to		Year to
by geographic location (1)	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Australia	158	106	264	320
Europe	156	136	292	182
New Zealand	23	23	46	34
United States	—	7	7	7
Asia	(1)	(2)	(3)	(9)
Total charge to provide for doubtful debts	336	270	606	534

Movement in provisions for doubtful debts

	Year to Sep 06			Year to Sep 05
	Specific	Collective	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance - AGAAP	358	2,064	2,422	412	2,116	2,528
Transitional adjustments 1/10/2005 (2)	(77)	(415)	(492)	—	—	—
Opening balance - AIFRS	281	1,649	1,930	412	2,116	2,528
Transfer to/(from) specific/collective provision	470	(470)	—	422	(422)	—
Bad debts recovered	230	—	230	195	—	195
Bad debts written off	(782)	—	(782)	(599)	—	(599)
Charge to income statement	—	606	606	—	534	534
Disposal of controlled entities	(7)	(1)	(8)	(21)	(92)	(113)
Foreign currency translation and other adjustments (3)	(8)	54	46	(51)	(72)	(123)
Total provisions for doubtful debts (1)(4)	184	1,838	2,022	358	2,064	2,422

	Half Year to Sep 06			Half Year to Mar 06
	Specific	Collective	Total	Specific	Collective	Total
	$m	$m	$m	$m	$m	$m
Opening balance - AGAAP	—	—	—	358	2,064	2,422
Transitional adjustments 1/10/2005 (2)	—	—	—	(77)	(415)	(492)
Opening balance - AIFRS	254	1,746	2,000	281	1,649	1,930
Transfer to/(from) specific/collective provision	267	(267)	—	203	(203)	—
Bad debts recovered	125	—	125	105	—	105
Bad debts written off	(452)	—	(452)	(330)	—	(330)
Charge to income statement	—	336	336	—	270	270
Disposal of controlled entities	(7)	(1)	(8)	—	—	—
Foreign currency translation and other adjustments	(3)	24	21	(5)	30	25
Total provisions for doubtful debts (1)(4)	184	1,838	2,022	254	1,746	2,000

(1)          As at 30 September 2006 the amounts included within loans recorded at fair value and trading derivatives are $134 million (HY March 2006 $120 million; Sept 2005 year $nil).

(2)          Represents $372 million reduction in provision and $120 million transferred to loans recorded at fair value and trading derivatives.

(3)          In 2005, this included a $41 million reduction in the specific provision for doubtful debts that arose on the sale of certain loans during the year.

(4)          Specific provision includes amounts for off balance sheet credit exposures. Off balance sheet credit exposures are included in provisions in the balance sheet, amounting to $1 million at 30 September 2006 (31 March 2006 $1 million, 30 September 2005 $4 million)

Financial Report - Note 9: Asset Quality

9. ASSET QUALITY

	As at
Summary of impaired assets	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Gross impaired assets (1)	1,057	984	1,027
Less: Specific provisions - impaired assets	(184)	(254)	(316)
Net impaired assets	873	730	711

Total impaired assets	As at 30 Sep 06		As at 31 Mar 06		As at 30 Sep 05
by geographic location	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Australia	836	699	774	578	761	560
Europe	169	141	143	110	137	69
New Zealand	51	33	66	42	103	70
United States	—	—	—	—	25	12
Asia	1	—	1	—	1	—
Total impaired assets	1,057	873	984	730	1,027	711

			New	United
Movement in gross impaired assets	Australia	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m	$m
Balance at 31 March 2005	757	172	89	98	2	1,118
New	204	99	35	1	—	339
Written off	(143)	(43)	(4)	(1)	(1)	(192)
Returned to performing or repaid	(57)	(83)	(16)	(74)	—	(230)
Foreign currency translation adjustments	—	(8)	(1)	1	—	(8)
Balance at 30 September 2005	761	137	103	25	1	1,027
New	233	71	54	—	—	358
Written off	(76)	(9)	(32)	(26)	—	(143)
Returned to performing or repaid	(144)	(64)	(55)	—	—	(263)
Foreign currency translation adjustments	—	8	(4)	1	—	5
Balance at 31 March 2006	774	143	66	—	1	984
New	408	56	29	—	—	493
Written off	(109)	(33)	(14)	—	—	(156)
Returned to performing or repaid	(237)	(2)	(30)	—	—	(269)
Foreign currency translation adjustments	—	5	—	—	—	5
Gross impaired assets at 30 September 2006	836	169	51	—	1	1,057

(1)          Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due 90 days and there is sufficient doubt about the ultimate collectibility of principal and interest and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred.

Gross impaired assets to gross loans	As at
& acceptances - by geographic location	30 Sep 06	31 Mar 06	30 Sep 05
	%	%	%
Australia	0.35	0.35	0.37
Europe	0.24	0.23	0.25
New Zealand	0.14	0.19	0.30
United States	—	—	1.12
Asia	0.05	0.06	0.06
Total gross impaired assets to gross loans & acceptances (1)	0.30	0.31	0.35

(1)   Includes loans at amortised cost plus those at fair value.

Group coverage ratios
Net impaired assets to total equity (2)	3.1	2.8	2.8
Net impaired assets to total equity plus collective provision (2)(3)	2.9	2.6	2.6
Specific provision to gross impaired assets	17.4	25.8	34.9
Total provision to gross impaired assets (3)	204.0	210.3	235.8
Collective provision to total risk-weighted assets (3)	0.62	0.60	0.71
Collective provision to credit risk-weighted assets (3)	0.65	0.63	0.75
Collective provision plus general reserve for credit losses to credit risk-weighted assets (3)(4)	0.71	—	—

(2)          Total parent entity interest in equity.

(3)          Includes provision against both loans at amortised cost and at fair value.

(4)          From 1 July 2006, a General Reserve for Credit Losses has been established to align with APRA’s proposed benchmark of 0.5% of credit risk-weighted assets on a post-tax basis. As at 30 September 2006, an additional reserve of $135 million was held for capital purposes only to meet APRA’s requirements. The General Reserve for Credit Losses has been appropriated from Retained Profits (refer Note 13 ‘Contributed Equity and Reserves’).

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at
Non impaired loans 90 days past due - by geographic location	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Australia	605	796	671
Europe	138	136	123
New Zealand	20	30	25
Asia	1	1	—
Total 90 day past due loans (5)	764	963	819

(5)   Non impaired loans 90 days past due includes gross portfolio-managed facilities past due 90 to 180 days.

Financial Report - Notes 10 & 11

10. DETAILS OF ASSOCIATES AND JOINT VENTURE ENTITIES

There are no interests in associates or joint ventures as at 30 September 2006.

11. DETAILS OF CONTROLLED ENTITIES ACQUIRED OR DISPOSED OF DURING THE PERIOD

There were no material entities over which the Group gained control during the year ended 30 September 2006.

On 8 May 2006, the Group sold its MLC Asia business to AXA Asia Pacific Holdings Ltd. The Group recognised proceeds on sale of $565 million and generated a loss on sale after all disposal costs, including taxation, of $63 million. Additionally the Group took out a derivative contract to protect the expected future proceeds on sale from currency movements.

On 31 July 2006, the Group sold its Custom Fleet business to GE Commercial Finance, the business-to-business financial services unit of General Electric Company. The Group recognised proceeds on sale amounting to $571 million and generated an accounting profit on sale after all disposal costs, including taxation, of $171 million.

Financial Report - Note 12: Deposits & Other Borrowings

12. DEPOSITS & OTHER BORROWINGS

	As at 30 Sep 06
By product & geographic location	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	7,555	3,701	476	402	2	12,136
On-demand and short-term deposits	63,278	29,936	7,375	1,165	340	102,094
Certificates of deposit	8,180	12,982	2,866	484	—	24,512
Term deposits	34,967	12,186	13,954	2,586	5,310	69,003
Total deposits	113,980	58,805	24,671	4,637	5,652	207,745

Securities sold under agreements to repurchase	3,629	968	—	729	—	5,326
Borrowings	13,101	—	4,544	2,147	—	19,792
Fair value adjustment	—	47	(11)	—	—	36
Total deposits and other borrowings	130,710	59,820	29,204	7,513	5,652	232,899
Total deposits and other borrowings at cost	130,710	58,807	19,595	7,513	5,652	222,277
Total deposits at fair value (1)	—	1,013	9,609	—	—	10,622
Total deposits and other borrowings	130,710	59,820	29,204	7,513	5,652	232,899

(1)          On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 31 Mar 06
By product & geographic location	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,650	3,331	466	700	2	11,149
On-demand and short-term deposits	57,962	24,552	7,188	2,368	578	92,648
Certificates of deposit	8,981	10,163	3,060	506	—	22,710
Term deposits	33,795	10,116	12,852	2,685	4,350	63,798
Total deposits	107,388	48,162	23,566	6,259	4,930	190,305

Securities sold under agreements to repurchase	3,168	2,346	—	824	—	6,338
Borrowings	10,779	—	3,442	5,408	—	19,629
Fair value adjustment	—	41	(7)	—	—	34
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306
Total deposits and other borrowings at cost	121,335	49,675	18,176	12,491	4,930	206,607
Total deposits at fair value (1)	—	874	8,825	—	—	9,699
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306

(1)          On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 30 Sep 05
By product & geographic location	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Deposits not bearing interest	6,544	3,248	595	592	2	10,981
On-demand and short-term deposits	51,694	22,529	7,485	2,247	747	84,702
Certificates of deposit	13,934	8,936	3,424	475	—	26,769
Term deposits	34,065	10,061	13,092	3,063	3,294	63,575
Total deposits	106,237	44,774	24,596	6,377	4,043	186,027

Securities sold under agreements to repurchase	2,429	1,874	—	805	—	5,108
Borrowings	13,638	—	1,576	6,208	—	21,422
Total deposits and other borrowings	122,304	46,648	26,172	13,390	4,043	212,557

	Increase / (Decrease) from 31 Mar 06
Movement from 31 March 2006 excluding foreign exchange	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Deposits not bearing interest	13.6	8.2	(0.2)	(40.0)	—	8.2
On-demand and short-term deposits	9.2	18.7	0.3	(48.6)	(38.5)	9.4
Certificates of deposit	(8.9)	24.4	(8.5)	—	—	6.4
Term deposits	3.5	17.3	6.1	0.7	27.6	7.7
Total deposits	6.1	18.9	2.3	(22.5)	19.9	8.4

Securities sold under agreements to repurchase	14.6	(59.8)	—	(7.6)	—	(16.3)
Borrowings	21.5	—	29.0	(58.5)	—	1.6
Total deposits and other borrowings	7.7	15.2	5.7	(37.1)	19.9	7.1

	Increase / (Decrease) from 30 Sep 05
Movement from 30 September 2005 excluding foreign exchange	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Deposits not bearing interest	15.4	5.1	(16.6)	(33.3)	—	8.0
On-demand and short-term deposits	22.4	22.6	2.5	(49.1)	(55.3)	18.2
Certificates of deposit	(41.3)	34.0	(12.9)	—	—	(10.5)
Term deposits	2.6	12.2	10.8	(17.1)	58.3	7.8
Total deposits	7.3	21.3	4.3	(28.6)	37.3	9.9

Securities sold under agreements to repurchase	49.4	(52.4)	—	(11.0)	—	0.9
Borrowings	(3.9)	—	large	(66.1)	—	(7.8)
Total deposits and other borrowings	6.9	18.3	16.1	(44.9)	37.3	7.9

Financial Report - Note 13: Contributed Equity and Reserves

13. CONTRIBUTED EQUITY AND RESERVES

	As at
Contributed equity	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Issued and paid-up share capital
Ordinary shares, fully paid	7,948	7,963	6,894
Other contributed equity
National Income Securities	1,945	1,945	1,945
Trust Preferred Securities	975	975	975
Trust Preferred Securities II	1,014	1,014	1,014
National Capital Instruments	397	—	—
	12,279	11,897	10,828

	Half Year to		Year to
Movements in contributed equity	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Ordinary share capital
Balance at beginning of period	7,963	6,894	6,894	7,271
AIFRS transition adjustment (derecognition of treasury shares)	—	—	—	(645)
Restated opening balance	7,963	6,894	6,894	6,626
Shares issued
Dividend reinvestment plan	99	99	198	205
Executive share option plan no. 2	16	25	41	44
Paying up of partly paid shares	1	—	1	1
Net gain/(loss) realised on treasury shares	2	4	6	(27)
Exchangeable capital units converted (1)	40	932	972	31
(Purchase)/sale and vesting of treasury shares	(176)	(19)	(195)	(7)
Current period equity based payments expense vested immediately	3	4	7	4
Transfer on vesting of equity based payments	—	24	24	17
Balance at end of period	7,948	7,963	7,948	6,894
National Income Securities
Balance at beginning of period	1,945	1,945	1,945	1,945
Movement during period	—	—	—	—
Balance at end of period	1,945	1,945	1,945	1,945
Trust Preferred Securities
Balance at beginning of period	975	975	975	975
Movement during period	—	—	—	—
Balance at end of period	975	975	975	975
Trust Preferred Securities II
Balance at beginning of period	1,014	1,014	1,014	—
Movement during period	—	—	—	1,014
Balance at end of period	1,014	1,014	1,014	1,014
National Capital Instruments
Balance at beginning of period	—	—	—	—
Movement during period	397	—	397	—
Balance at end of period	397	—	397	—

(1)          During the March 2006 half, holders of 17,282,295 exchangeable capital units were converted into 28,282,476 ordinary shares as per the terms set out in the 2005 Annual Financial Report.

	As at
Reserves	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
General reserve	687	687	1,111
Asset revaluation reserve	100	96	97
Foreign currency translation reserve	(135)	(203)	(504)
Cash flow hedge reserve	52	(10)	—
Equity based payments reserve	227	144	110
General reserve for credit losses	135	—	—
Available for sale reserve	(2)	—	—
Total reserves	1,064	714	814

	Half Year to		Year to
Movements in reserves	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
General reserve
Balance at beginning of period	687	1,111	1,111	942
AIFRS transition adjustment	—	(417)	(417)	—
Restated opening balance	687	694	694	942
Transfer from/(to) retained profits	—	(7)	(7)	169
Balance at end of period	687	687	687	1,111
Asset revaluation reserve
Balance at beginning of period	96	97	97	86
AIFRS transition adjustment	—	—	—	114
Restated opening balance	96	97	97	200
Revaluation of land and buildings	11	—	11	(6)
Tax on revaluation adjustments	—	—	—	3
Transfer to retained profits	(7)	(1)	(8)	—
Transfer to retained profits on sale of controlled entities	—	—	—	(100)
Balance at end of period	100	96	100	97
Foreign currency translation reserve
Balance at beginning of period	(203)	(504)	(504)	166
AIFRS transition adjustment	—	—	—	(166)
Restated opening balance	(203)	(504)	(504)	—
Currency translation adjustments	67	290	357	(538)
Transfer from retained profits	(11)	11	—	48
Transfer to income statement on sale of controlled entities	12	—	12	(14)
Balance at end of period	(135)	(203)	(135)	(504)
Cash flow hedge reserve
Balance at beginning of period	(10)	—	—	—
AIFRS transition adjustment	—	(3)	(3)	—
Restated opening balance	(10)	(3)	(3)	—
Gains/(losses) on cash flow hedging instruments	111	15	126	—
Gains/(losses) transferred to the income statement	(24)	(23)	(47)	—
Tax on cash flow hedging instruments	(25)	1	(24)	—
Balance at end of period	52	(10)	52	—
Equity based payments reserve
Balance at beginning of period	144	110	110	—
AIFRS transition adjustment	—	—	—	34
Restated opening balance	144	110	110	34
Current period equity based payments expense not yet vested	78	58	136	93
Tax on equity based payments	5	—	5	—
Transfer to ordinary share capital on vesting	—	(24)	(24)	(17)
Balance at end of period	227	144	227	110

	Half Year to		Year to
General reserve for credit losses	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Balance at beginning of period	—	—	—	—
Transfer from retained profits	135	—	135	—
Balance at end of period	135	—	135	—

Available for sale reserve
Balance at beginning of period	—	—	—	—
Gains/(losses) on available for sale investments	(2)	—	(2)	—
Tax on available for sale investments	—	—	—	—
Balance at end of period	(2)	—	(2)	—

	Half Year to		Year to
Reconciliation of Movement in Retained Profits	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Balance at beginning of period	13,451	13,681	13,681	14,515
AIFRS transition adjustments	—	(893)	(893)	(2,020)
Restated opening balance	13,451	12,788	12,788	12,495
Actuarial gains/(losses) on defined benefit plans	151	56	207	(107)
Income tax on items taken directly to or transferred directly from equity	(53)	—	(53)	39
Net profit attributable to members of the Company	2,398	1,994	4,392	3,992
Total available for appropriation	15,947	14,838	17,334	16,419
Transfer from/(to) general reserve	—	7	7	(169)
Transfer from asset revaluation reserve	7	1	8	—
Transfer from asset revaluation reserve on sale of controlled entities	—	—	—	100
Transfer to foreign currency translation reserve	11	(11)	—	(48)
Transfer to general reserve for credit losses	(135)	—	(135)	—
Dividends paid	(1,242)	(1,257)	(2,499)	(2,417)
Distributions on other equity instruments	(127)	(127)	(254)	(204)
Balance at end of period	14,461	13,451	14,461	13,681

Financial Report - Note 14: Notes to the Cash Flow Statement

14. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Year to
	Sep 06	Sep 05
	$m	$m
Net profit attributable to members of the Company	4,392	3,992
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	(951)	(320)
Increase/(decrease) in interest payable	1,635	217
Increase/(decrease) in unearned income	(101)	176
Fair value movements
Assets, liabilities and derivatives held at fair value	1,223	(29)
Net adjustment to bid/offer valuation	5	—
Increase/(decrease) in personnel provisions	(87)	388
Increase/(decrease) in other operating provisions	(158)	471
Equity based payments recognised in equity or reserves	143	97
Superannuation costs - defined benefit pension plans	(319)	(129)
Impairment losses on non-financial assets	(9)	20
Charge to provide for doubtful debts	606	534
Depreciation and amortisation expense	773	963
Revaluation losses on exchangeable capital units	122	—
Movement in life insurance policyholder liabilities	5,872	7,043
Unrealised (gain)/loss on investments relating to life insurance business	(4,528)	(5,676)
Decrease/(increase) in other assets	6	(268)
Increase/(decrease) in other liabilities	(65)	(952)
Increase/(decrease) in income tax payable	109	795
Increase/(decrease) in deferred tax liabilities	(129)	(127)
Decrease/(increase) in deferred tax assets	214	(271)
Add/(deduct): Operating cash flows items not included in profit	(18,832)	(16,745)
Add/(deduct): Investing or financing cash flows included in profit
(Profit)/loss on sale of controlled entities, before income tax	(151)	(1,354)
(Profit)/loss on investments classified as available for sale and held to maturity	—	3
(Profit)/loss on sale of property, plant, equipment and other assets	(11)	(53)
Net cash provided by/(used in) operating activities	(10,241)	(11,225)

(b) Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other banks and due to other banks.

Cash and cash equivalents at the end of the year as shown in the statement of cash flows is reconciled to the related items on the balance sheet as follows:

Cash and cash equivalents

Assets
Cash and liquid assets (excluding money at short call)	12,768	7,881
Treasury and other eligible bills	167	99
Due from other banks (excluding mandatory deposits with supervisory central banks)	24,248	15,465
	37,183	23,445
Liabilities
Due to other banks	(37,489)	(35,904)
Total cash and cash equivalents	(306)	(12,459)

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(c) Non-cash financing and investing activities

	Year to
	Sep 06	Sep 05
	$m	$m
New share issues
Dividend reinvestment plan	198	205
Bonus share plan	107	132
Movement in assets under finance lease	22	(12)

(d) Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 2006 and 2005 years.

(e) Sales of controlled entities

The following sales were made during the last two years to 30 September, 2006:

•          on 31 July 2006, the Group’s Custom Fleet business was sold for consideration of $571 million (the Group’s Custom Fleet business was included within the Australia Region, UK Region and New Zealand Region business segments);

•          on 8 May 2006, MLC (Hong Kong) Limited and MLC (Indonesia) Limited was sold for cash consideration of $565 million (this business was included within the Australia Region business segment);

•          on 31 January 2006, BNZ Investment Management Limited was sold for cash consideration of $8 million (this business was included within the New Zealand Region business segment);

•          on 28 February 2005, National Europe Holdings (Ireland) Limited, the immediate parent entity of Northern Bank Limited and National Irish Bank Limited, was sold for cash consideration of $2,493 million (this business was included within the UK Region business segment);

•          on 31 January 2005, MLC Limited sold 66% of the share capital of Advance MLC Assurance Co. Limited for cash consideration of $2 million (this business was included within the Australia Region business segment);

The operating results of the controlled entities have been included in the Group’s statement of financial performance up to the date of sale. Details of the sales were as follows:

	Sep 06	Sep 05
	$m	$m
Cash consideration received (cash and receivables to be discharged in cash)	1,144	2,495
Net assets of controlled entities sold
Cash and liquid assets	60	1,043
Due from other banks	—	1,053
Investment - held to maturity	—	691
Investments relating to life insurance business	822	3
Loans and advances	148	13,333
Property, plant and equipment	2,019	194
Other assets	294	346
Due to other banks	—	(2,113)
Deposits and other borrowings	—	(12,340)
Life policy liabilities	(583)	—
Provisions	(65)	(78)
Defined benefit pension scheme liabilities	—	(290)
Bonds, notes and subordinated debt	(43)	—
Other liabilities	(2,099)	(877)
Total net assets of controlled entities sold	553	965
Goodwill	344	13
Foreign currency translation reserve relating to controlled entities sold	12	(14)
Transaction costs on disposal of controlled entities sold (including provisions and warranties recognised)	84	177
Total costs on disposal of controlled entities sold	993	1,141
Profit/(loss) on sale of controlled entities before income tax	151	1,354

Financial Report - Note 15: Contingent Liabilities & Commitments

15. CONTINGENT LIABILITIES & COMMITMENTS

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business. The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position. Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group. The aggregate of potential liability in respect thereof cannot be accurately assessed.

Exchangeable capital units capital raising

The Group announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001. The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after-tax), a total of $552 million (after-tax). As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

The ATO has also informed the Group that it is proposing to issue amended assessments to disallow deductions claimed for the payment of management fees associated with the ExCaps for the years 1997 to 2003. The total primary tax amount in relation to these deductions is, approximately, $9 million. Interest and penalties may also apply.

In accordance with ATO practice on disputed assessments, the Group has paid 50% of the amounts owing under the amended assessments. These payments have been recognised as an asset by the Group in its accounts, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO. Interest may accrue on the unpaid disputed amounts. The Group has not tax-effected interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute. As a result, an additional $20 million (2005: $31 million) has been recognised in determining income tax expense for the 2006 year.

The Group disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal. Objections against the amended assessments have been lodged but as yet have not been determined. No provision has been raised for this matter. The Company continues to consider opportunities to resolve this matter.

New Zealand structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, subsidiaries of the Group have received amended tax assessments for the 1998 to 2002 years from the IRD with respect to certain structured finance transactions. The amended assessments are for income tax of approximately NZ$256 million. Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The New Zealand Government introduced new legislation, effective July 1, 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Group’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to June 30, 2005, the maximum sum of primary tax, which the IRD might claim for all years is approximately NZ$416 million. In addition, as at September 30, 2006, interest of NZ$149 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect to these transactions. The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law. The transactions are similar to transactions undertaken by other New Zealand banks. The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the year ended September 30, 2006.

Wealth Management Reinsurance

As a result of a review by the ATO, the Australian Wealth Management business received a position paper from the ATO on April 6, 2006 in relation to a reinsurance contract entered into in the 1998 tax year and amended in the 2000 tax year. The position paper expresses the preliminary view that certain expenditure incurred under the reinsurance contract was not deductible under certain technical provisions of the tax law.

The Group has submitted its response to the ATO position paper. The Group believes, based on the work completed to date, that its position in relation to the application of the tax law, applicable at that time, to this transaction is correct.

The primary tax in relation to the expenditure claimed is approximately $54 million. Interest and penalties may be imposed should an amended assessment be issued. An accurate assessment of any interest and penalties cannot be made at this time. The ATO review is continuing and to date no amended assessment has been received.

No amount has been provided for in relation to this matter.

Financial Report—Compliance statement

Compliance Statement

This preliminary final report is prepared in accordance with the ASX listing rules. It should be read in conjunction with any announcements to the market made by the entity during the period.

The preliminary final report has been prepared in accordance with the recognition and measurement requirements of applicable Australian Accounting Standards and Urgent Issues Group Consensus Views.

This preliminary financial report is based on the financial statements of the Group which are in the process of being audited.

November 3, 2006
Michaela Healey
Company Secretary

SECTION 6

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2006

SUPPLEMENTARY INFORMATION

Supplementary Information - 1: Net Interest Margins & Spreads

1. NET INTEREST MARGINS & SPREADS

			Fav / (Unfav)			Fav / (Unfav)
	Half Year to		Change on	Year to		Change on
Group	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	%	%	basis pts	%	%	basis pts
Net interest spread (1)	1.93	1.82	11bp	1.88	1.69	19bp
Benefit of net free liabilities, provisions and equity	0.38	0.49	(11bp)	0.43	0.44	(1bp)
Net interest margin (2)	2.31	2.31	0bp	2.31	2.13	18bp

(1)            Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(2)            Net interest margin is net interest income as a percentage of average interest-earning assets.

	Interest earning assets ($bn) (1)
Reconciliation of divisional margins to Group margin	Year to Sep 06		Year to Sep 05		Variance (4)
	$bn	Mix %	$bn	Mix %	$bn	%
Australian Banking	201.8	54	153.6	47	48.2	31
UK Region	52.4	14	48.6	15	3.8	8
New Zealand Region	31.0	8	28.7	9	2.3	8
nabCapital	138.2	37	136.6	42	1.6	1
Other (2)	(47.7)	(13)	(42.0)	(13)	(5.7)	(14)
Group	375.7	100	325.5	100	50.2	15

	Net interest income ($m)
	Year to Sep 06		Year to Sep 05		Variance (4)
	$m	Mix %	$m	Mix %	$m	%
Australian Banking	4,805	55	3,807	55	998	26
UK Region	1,840	21	1,794	26	46	3
New Zealand Region	775	9	739	11	36	5
nabCapital	937	11	502	7	435	87
Other (2)	329	4	102	1	227	large
Group	8,686	100	6,944	100	1,742	25

	Net interest margin			Contribution to Group margin (3)
	Sep 06	Sep 05	Variance	Sep 06	Sep 05	Variance (4)
Australian Banking	2.38%	2.48%	(10bp)	1.28%	1.17%	11bp
UK Region	3.51%	3.69%	(18bp)	0.49%	0.55%	(6bp)
New Zealand Region	2.50%	2.58%	(8bp)	0.21%	0.23%	(2bp)
nabCapital	0.68%	0.37%	31bp	0.25%	0.15%	10bp
Other (2)	(0.69%)	(0.24%)	(45bp)	0.08%	0.03%	5bp
Group				2.31%	2.13%	18bp

(1)            Interest-earning assets include intercompany balances.

(2)            Other includes the Wealth Management regional operations, Asian Banking, Group Funding, Corporate Centre and Inter-divisional eliminations.

(3)            Divisional net interest margin multiplied by % share of Group average interest-earning assets.

(4)            In accordance with AIFRS changes, interest income in 2006 includes bill acceptances revenue. Comparatives for 2005 have not been adjusted for the effect of these changes.

Supplementary Information - 2: Gross Loans, Advances & Acceptances By Division

2. GROSS LOANS, ADVANCES & ACCEPTANCES BY DIVISION

By region	Total Australia	Total UK	Total New Zealand	nabCapital	Other (1)	Total Group
	$m	$m	$m	$m	$m	$m
As at 30 September 2006
Housing lending	129,968	23,976	17,787	31	—	171,762
Non-housing lending (2)	46,049	33,771	14,396	38,981	4	133,201
Total gross loans and advances (2)	176,017	57,747	32,183	39,012	4	304,963
Acceptances	39,057	12	—	2,657	—	41,726
Total gross loans and acceptances	215,074	57,759	32,183	41,669	4	346,689
As at 31 March 2006
Housing lending	124,362	20,891	16,399	32	—	161,684
Non-housing lending (2)	41,518	30,687	13,123	38,115	25	123,468
Total gross loans and advances (2)	165,880	51,578	29,522	38,147	25	285,152
Acceptances	34,306	15	—	2,945	—	37,266
Total gross loans and acceptances	200,186	51,593	29,522	41,092	25	322,418
As at 30 September 2005
Housing lending	118,212	17,175	16,361	32	—	151,780
Non-housing lending	39,903	25,890	13,142	38,460	23	117,418
Total gross loans and advances	158,115	43,065	29,503	38,492	23	269,198
Acceptances	30,782	15	—	3,287	(6,457)	27,627
Total gross loans and acceptances	188,897	43,080	29,503	41,779	(6,434)	296,825

(1)            Other lending includes Group Funding, Corporate Centre and intra-group elimination entries. Other acceptances includes NAB-issued acceptances bought back by NAB that at 30 September 2005 was classified within Trading Securities.

(2)            Includes loans accounted for at fair value which are included within other financial assets at fair value in the balance sheet.

Supplementary Information - 3: Capital Adequacy

3. CAPITAL ADEQUACY

AIFRS Implementation

AIFRS applies to capital adequacy calculations from 1 July 2006. APRA required regulatory capital to be calculated in accordance with AGAAP until 1 July 2006 and as such, the effect to total equity of material AIFRS adjustments to 31 March 2006 were reversed for the purposes of calculating the Group’s capital position at 31 March 2006. The Group did not require APRA transitional relief in respect of the impact of AIFRS at 30 September 2006.

Revised Target ACE and Tier 1 Ratios

Target ACE and Tier 1 capital ratios were revised in the second half as follows: ACE from 4.75% to 5.25% to 4.25% to 5.0% and Tier 1 from 7.0% to 7.5% to 6.25% to 7.0%.

Life Insurance and Funds Management Activities

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The equity funded intangible component of the investment in these controlled entities is deducted from Tier 1 capital, and the balance of the investment is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company.

	As at
Reconciliation to shareholder’s funds	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Contributed equity	12,279	11,897	11,486
Reserves	1,064	714	667
Retained profits	14,461	13,451	15,903
Minority interest	168	—	6,224
Total equity per consolidated balance sheet	27,972	26,062	34,280 (1)
Reversal of AIFRS effects at 31 March 2006 (2)	—	3,483	—
National Capital Instruments, €400 million (3)	679	—	—
Treasury Shares	966	—	—
Exchangeable capital units - embedded derivative and foreign exchange movements	572	—	—
Eligible deferred fee income	186	—	—
Adjusted total equity	30,375	29,545 (1)	34,280 (1)

Estimated reinvestment under dividend reinvestment plan and bonus share plan	57	152	152
Less: Banking goodwill	(553)	(522)	(522)
Estimated final dividend	(1,367)	(1,331)	(1,304)
Wealth Management goodwill and other intangibles	(3,921)	(2,448)	(2,448)
Asset revaluation reserve	(100)	(33)	(18)
Profit on sale arising from Wealth Management restructure (4)	494	494	494
Deconsolidation of Wealth Management profits (net of dividends)	(110)	(1,365)	(1,293)
DTA (excluding DTA on the collective provision for doubtful debts) (5)	(199)	—	(143)
Non qualifying minority interest	(168)	—	(6,224)
Capitalised expenses (6)	(69)	(181)	(195)
Capitalised software (excluding Wealth Management)	(687)	—	—
Defined benefit pension surplus	(161)	—	—
General reserve for credit losses	(135)	—	—
Cash flow hedge reserve	(52)	—	—
Tier 1 capital	23,404	24,311	22,779

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Collective provision for doubtful debts (7)	1,389	1,600	1,443
General reserve for credit losses (8)	135	—	—
Total collective provision for doubtful debts	1,524	1,600	1,443
Asset revaluation reserve	45	33	18
Perpetual floating rate notes	334	350	328
Dated subordinated debts	9,786	8,378	7,422
Exchangeable capital units	665	686	1,231
Notional revaluation of investment securities to market	—	—	(18)
Tier 2 capital	12,354	11,047	10,424
Other deductions (9)	(1,351)	(2,967)	(2,922)

Total regulatory capital	34,407	32,391	30,281

Risk-weighted assets - credit risk	304,771	288,350	276,540
Risk-weighted assets - market risk (10)	13,552	13,474	13,293
Total risk-weighted assets (10)	318,323	301,824	289,833
Risk adjusted capital ratios
Tier 1	7.35%	8.05%	7.86%
Tier 2	3.88%	3.66%	3.60%
Deductions	(0.42)%	(0.98)%	(1.01)%
Total capital	10.81%	10.73%	10.45%

(1)            Total equity on an AGAAP basis.

(2)            APRA required regulatory capital to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of all material AIFRS adjustments to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006.

(3)            The €400 million National Capital Instruments issued on 29 September 2006 are classified as debt for accounting purposes but qualify as Tier 1 capital for regulatory capital purposes.

(4)            Relates to the profit, arising in the banking group, from the sale of the life and insurance businesses of Bank of New Zealand and National Australia Group Europe to NAFiM subsidiaries on 1 January 2002. See page 88 for further information.

(5)            APRA requires any excess deferred tax assets (DTA) (excluding DTA on the collective provision for doubtful debts) over deferred tax liabilities to be deducted from Tier 1 capital.

(6)            Comprises capitalised costs associated with debt raisings and securitisations. Loan origination fees are now netted against eligible deferred fee income.

(7)            Includes $134m (pre-tax) provision for doubtful debts classified within loans recorded at fair value and trading derivatives at 30 Sep 06.

(8)            In line with APRA’s requirements, a General Reserve for Credit Losses was established at 1 July 2006. This is an appropriation from retained earnings to non distributable reserves and qualifies as Tier 2 capital. The reserve is calculated on a basis which aligns the Group’s coverage ratios with the APRA benchmark of 0.5% (post-tax effect) of total risk-weighted credit risk assets.

(9)            Includes $1,223 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (Mar 06: $2,922 million, Sep 05: $2,922 million).

(10)     Risk-weighted assets - market risk is calculated based on the Standard Method.

	As at
Adjusted common equity ratio reconciliation	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Tier 1 capital	23,404	24,311	22,779
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Trust Preferred Securities	(975)	(975)	(975)
Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
National Capital Instruments, A$	(397)	—	—
National Capital Instruments, €400 million	(679)	—	—
Other deductions	(1,351)	(2,967)	(2,922)
Adjusted common equity	17,043	17,410	15,923
Total risk-weighted assets	318,323	301,824	289,833
Adjusted common equity ratio	5.35%	5.77%	5.49%

Wealth Management capital adequacy position

The Group conservatively manages the capital adequacy and solvency position of its Wealth Management entities separately from that of the banking business by reference to regulatory and internal requirements. The principal National Wealth Management entities are separately regulated and need to meet APRA’s capital adequacy and solvency standards. In addition, internal Board policy ensures that capital is held in excess of minimum regulatory capital requirements in order to provide a conservative buffer. There are currently three entities within the Wealth Management group with credit ratings, National Wealth Management Holdings Limited which is rated A+ by Standard and Poors; and MLC Lifetime Company Limited and MLC Ltd, both of which have the same long-term credit rating as the National (AA-).

The National also seeks to efficiently manage the capital base of the Wealth Management group and targets conservative levels of financial leverage to enhance shareholder value. The National targets an overall gearing ratio (debt to debt plus equity) for the Wealth Management group of approximately 25%, which is consistent with a AA- credit rating. Equity for the purposes of this calculation represents the value of the National’s investment in Wealth Management plus subordinated hybrid instruments qualifying for equity credit for rating agency purposes (up to a maximum of 15% of total equity). On 16 June 2006, one such instrument was issued amounting to $300m (31 March 2006 : Nil). As at 30 September 2006, the Wealth Management gearing ratio was 19% (31 March 2006 : 20%).

The total deduction from the Group’s capital position in respect of Wealth Management entities at 30 September 2006 was $4,760 million (31 March 2006: $6,241 million; 30 September 2005: $6,169 million). The components of the Wealth Management capital deduction are outlined on the next page.

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Components of Wealth Management deduction from capital
Wealth Management deductions from tier 1 capital
Goodwill and other intangibles	3,921	2,448	2,448
Profit on sale arising from Wealth Management restructure (see note below)	(494)	(494)	(494)
Deconsolidation of Wealth Management profits (net of dividends)	110	1,365	1,293
Wealth Management deductions from total capital
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	1,223	2,922	2,922
Total Wealth Management deduction from capital	4,760	6,241	6,169

Profit on sale arising from WM restructure

On 1 January 2002, the life and insurance businesses of Bank of New Zealand and National Australia Group Europe were sold to NAFiM subsidiaries as part of an internal restructure for a total consideration of $677 million, representing the market value at that time. Wealth Management funded the consideration for these entities with debt from the National. Of the total debt outstanding, $481m is included within the balance sheet of NAFiM subsidiaries in New Zealand and Europe. Using exchange rates as at the date of the transaction, this debt amounts to $494 million and corresponds to the gain on sale arising within the banking entities concerned. The balance of the transaction debt is included within NAFiM’s own balance sheet.

The capital position of the National’s banking and wealth management entities are separately regulated and assessed. In accordance with this approach, the profit on sale of $494 million arising in the banking entities concerned is recorded as Tier 1 capital of the National. With effect from 31 December 2007, the National expects the regulatory capital treatment to change, and for the profit on sale to be excluded from Tier 1 capital.

The total equity invested in the Wealth Management business is and will continue to be fully deducted from the Group’s capital position.

Supplementary Information - 4: Net Life Insurance Income

4. NET LIFE INSURANCE INCOME

			Fav /			Fav /
			(Unfav)			(Unfav)
	Half Year to		Change on	Year to		Change on
	Sep 06	Mar 06	Mar 06	Sep 06	Sep 05	Sep 05
	$m	$m	%	$m	$m	%
Premium and related revenue	427	460	(7.2)	887	906	(2.1)
Investment revenue (1)	1,384	5,038	(72.5)	6,422	7,552	(15.0)
Life insurance income excluding IORE	1,811	5,498	(67.1)	7,309	8,458	(13.6)
Claims expense	(303)	(262)	(15.6)	(565)	(590)	4.2
Change in policy liabilities	(565)	(3,891)	85.5	(4,456)	(5,570)	20.0
Policy acquisition and maintenance expense	(401)	(390)	(2.8)	(791)	(739)	(7.0)
Investment management fees	(14)	(19)	26.3	(33)	(33)	—
Life insurance expenses	(1,283)	(4,562)	71.9	(5,845)	(6,932)	15.7
Net life insurance income excluding IORE	528	936	(43.6)	1,464	1,526	(4.1)
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	34	57	(40.4)	91	146	(37.7)
Net life insurance income	562	993	(43.4)	1,555	1,672	(7.0)
Interest expense — life insurance funds	(1)	(17)	94.1	(18)	(22)	18.2
Profit of life insurance funds before income tax	561	976	(42.5)	1,537	1,650	(6.8)
Income tax expense — life insurance funds	102	(523)	large	(421)	(640)	34.2
Net profit of life insurance funds before minority interest	663	453	46.4	1,116	1,010	10.5
Net profit attributable to minority interest	(490)	(259)	(89.2)	(749)	(610)	(22.8)
Net profit of life insurance funds after minority interest	173	194	(10.8)	367	400	(8.3)

(1)   Investment revenue excluding investment earnings on shareholders’ retained profits and capital from life businesses.

Sources of Operating Profit from Life Companies life insurance funds

Life company — planned profit margins	115	121	(5.0)	236	277	(14.8)
Life company — experience profit	36	30	20.0	66	12	large
Capitalised Losses	—	(3)	large	(3)	(5)	40.0
Life company operating margins (2)	151	148	2.0	299	284	5.3
Investment earnings on shareholders’ retained profits and capital from life businesses after tax (3)	22	46	(52.2)	68	116	(41.4)
Net profit of life insurance funds after outside equity interest	173	194	(10.8)	367	400	(8.3)

(2)   Reflects operating profit of all business written through life insurance funds, irrespective of the business type (investment or insurance).

(3)   Investment earnings on shareholders’ retained profits and capital from life businesses after Minority Interest.

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the life insurance funds of the life insurance companies of the Group.

Supplementary Information - 5: Full Time Equivalent Employees

5. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
By region	30 Sep 06	31 Mar 06	30 Sep 05	Mar 06	Sep 05
	No.	No.	No.	%	%
Australian Banking	18,286	18,370	17,837	(0.5)	2.5
Wealth Management Australia	3,952	3,995	3,842	(1.1)	2.9
Asia Banking & Wealth Management	173	509	449	(66.0)	(61.5)
Australia Region	22,411	22,874	22,128	(2.0)	1.3
UK Region	8,822	9,246	9,480	(4.6)	(6.9)
New Zealand Region	4,505	4,628	4,645	(2.7)	(3.0)
nabCapital	2,075	1,944	1,920	6.7	8.1
Other (incl. Group Funding & Corporate Centre)	620	606	760	2.3	(18.4)
Total full time equivalent employees (FTEs)	38,433	39,298	38,933	(2.2)	(1.3)

Average half year FTEs	38,910	39,215	39,395	(0.8)	(1.2)

(1)   Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTEs (i.e. contractors).

Supplementary Information - 6: Exchange Rates

6. EXCHANGE RATES

Exchange rates

	Statement of
	Financial Performance				Statement of
	Average		Average		Financial Position
	Half Year to		Year to		Spot as at
	Sep 06	Mar 06	Sep 06	Sep 05	30 Sep 06	31 Mar 06	30 Sep 05
British Pounds	0.4064	0.4237	0.4150	0.4141	0.3991	0.4099	0.4326
Euros	0.5940	0.6202	0.6071	0.6024	0.5890	0.5884	0.6329
United States Dollars	0.7517	0.7418	0.7467	0.7654	0.7478	0.7153	0.7617
New Zealand Dollars	1.1946	1.0918	1.1432	1.0847	1.1439	1.1706	1.0991

Impact on Income Statement of exchange rate movements

Year to September 2006 since September 2005		New	United
Favourable/(unfavourable)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	(4)	(53)	4	8	(45)
Other operating income	(2)	(32)	1	—	(33)
Other operating expenses	4	40	(1)	(3)	40
Charge to provide for doubtful debts	1	2	—	—	3
Income tax expense	1	12	—	—	13
Cash earnings before significant items, distributions and Minority Interest	—	(31)	4	5	(22)

Half Year to September 2006 since March 2006		New	United
Favourable/(unfavourable)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Net interest income	41	(47)	(1)	6	(1)
Other operating income	21	(28)	—	1	(6)
Other operating expenses	(37)	35	—	(1)	(3)
Charge to provide for doubtful debts	(6)	2	—	—	(4)
Income tax expense	(6)	11	—	(1)	4
Cash earnings before significant items, distributions and Minority Interest	13	(27)	(1)	5	(10)

Impact on Balance Sheet of exchange rate movements

Since 30 September 2005		New	United
Increase/(decrease)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Gross loans and advances	4,581	(1,355)	42	50	3,318
Deposits and other borrowings	3,914	(1,025)	249	76	3,214

Since 31 March 2006		New	United
Increase/(decrease)	Europe	Zealand	States	Asia	Total
	$m	$m	$m	$m	$m
Gross loans and advances	1,689	830	(108)	(100)	2,311
Deposits and other borrowings	1,368	630	(542)	(215)	1,241

Supplementary Information - 7: Earnings Per Share

7. EARNINGS PER SHARE

	Year to
	Sep 06		Sep 05
Earnings per Share	Basic	Diluted (2)	Basic	Diluted
Earnings ($m)
Net profit attributable to members of the Company (1)	4,392	4,392	3,992	3,992
Distributions on other equity instruments	(254)	(254)	(204)	(204)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	—	—	106
Adjusted earnings	4,138	4,138	3,788	3,894
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,599,919	1,599,919	1,559,118	1,559,118
Treasury shares	(24,315)	(24,315)	(21,033)	(21,033)
Potential dilutive ordinary shares
Performance options and performance rights	—	3,673	—	2,047
Partly paid ordinary shares	—	288	—	321
Staff share allocation and ownership plans	—	1,113	—	1,484
Exchangeable capital units	—	—	—	64,911
Total weighted average ordinary shares	1,575,604	1,580,678	1,538,085	1,606,848
Earnings per share (cents)	262.6	261.8	246.3	242.3

(1)   Refer to Section 3 “Financial Review — Divisional Performance Summary” for a reconciliation of cash earnings before significant items to Group net profit.

(2)   During the year ended 30 September 2006, the impact of exchangeable capital units have not been included in the diluted earnings per share because they were antidilutive.

	Half Year to
	Sep 06		Mar 06
Earnings per Share	Basic	Diluted	Basic	Diluted (2)
Earnings ($m)
Net profit attributable to members of the Company (1)	2,398	2,398	1,994	1,994
Distributions on other equity instruments	(127)	(127)	(127)	(127)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	30	—	—
Revaluation (gains) / losses on exchangeable capital units (after tax)	—	(22)	—	—
Adjusted earnings	2,271	2,279	1,867	1,867
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,606,648	1,606,648	1,593,176	1,593,176
Treasury shares	(24,526)	(24,526)	(21,847)	(21,847)
Potential dilutive ordinary shares
Performance options and performance rights	—	4,652	—	3,835
Partly paid ordinary shares	—	318	—	312
Staff share allocation and ownership plans	—	1,113	—	1,395
Exchangeable capital units	—	34,673	—	—
Total weighted average ordinary shares	1,582,122	1,622,878	1,571,329	1,576,871
Earnings per share (cents)	143.5	140.4	118.8	118.4

(1)   Refer to Section 3 “Financial Review — Divisional Performance Summary” for a reconciliation of cash earnings before significant items to Group net profit.

(2)   During the half year ended 31 March 2006, the impact of exchangeable capital units have not been included in the diluted earnings per share because they were antidilutive.

	Year to
	Sep 06		Sep 05
Cash Earnings per Share	Basic	Diluted	Basic	Diluted
Earnings ($m)
Cash earnings before significant items (1)	3,967	3,967	3,253	3,253
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	61	—	106
Adjusted cash earnings before significant items	3,967	4,028	3,253	3,359
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,599,919	1,599,919	1,559,118	1,559,118
Potential dilutive weighted average ordinary shares
Performance options and performance rights	—	3,673	—	2,047
Partly paid ordinary shares	—	288	—	321
Staff share allocation and ownership plans	—	1,113	—	1,484
Exchangeable capital units	—	38,429	—	64,911
Total weighted average ordinary shares	1,599,919	1,643,422	1,559,118	1,627,881
Cash earnings before significant items per share (cents)	248.0	245.1	208.6	206.3

(1)   Refer to Section 3 “Financial Review — Divisional Performance Summary” for a reconciliation of cash earnings before significant items to Group net profit.

	Half Year to
	Sep 06		Mar 06
Cash Earnings per Share	Basic	Diluted	Basic	Diluted
Earnings ($m)
Cash earnings before significant items (1)	2,127	2,127	1,840	1,840
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	30	—	31
Adjusted cash earnings before significant items	2,127	2,157	1,840	1,871
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,606,648	1,606,648	1,593,176	1,593,176
Potential dilutive weighted average ordinary shares
Performance options and performance rights	—	4,652	—	3,835
Partly paid ordinary shares	—	318	—	312
Staff share allocation and ownership plans	—	1,113	—	1,395
Exchangeable capital units	—	34,673	—	35,702
Total weighted average ordinary shares	1,606,648	1,647,404	1,593,176	1,634,420
Cash earnings before significant items per share (cents)	132.4	130.9	115.5	114.5

(1)   Refer to Section 3 “Financial Review — Divisional Performance Summary” for a reconciliation of cash earnings before significant items to Group net profit.

Supplementary Information - 8: Significant Items

8. SIGNIFICANT ITEMS

	Half Year to		Year to
	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Pensions revenue
Pensions revenue — past service cost	—	387	387	—
Income tax expense	—	(117)	(117)	—
Net pensions revenue	—	270	270	—

Disposal of Irish Banks
Proceeds from the sale of controlled entities	—	—	—	2,493
Cost of controlled entities sold (1)	15	—	15	(1,139)
Profit on sale of controlled entities	15	—	15	1,354
Income tax expense	—	—	—	(34)
Net profit on sale of controlled entities	15	—	15	1,320

Restructuring expenses
Restructuring expenses	—	—	—	(793)
Income tax benefit	—	—	—	217
Net restructuring expenses	—	—	—	(576)

Settlement of tax dispute on TrUEPrSSM
Income tax expense	—	—	—	(97)

Reversal of foreign currency options trading losses residual risk provision
Foreign currency options trading losses	—	—	—	34
Income tax expense	—	—	—	(10)
Net foreign currency options trading losses	—	—	—	24

PfG Restructuring provision
Reversal of PfG restructuring provision	—	—	—	11
Income tax expense	—	—	—	(4)
Net reversal of PfG restructuring provision	—	—	—	7

Significant items after tax as per Divisional Performance Summary	15	270	285	678

Pensions revenue
Pensions expense — current service cost	(45)	(66)	(111)	—
Pensions expense — interest cost	(113)	(118)	(231)	—
Pensions revenue — expected return on assets	144	130	274	—
Income tax benefit	5	16	21	—
Net pensions revenue — ongoing (2)	(9)	(38)	(47)	—

Significant items after tax	6	232	238	678

(1)   The $15m incurred in the September 2006 half represents the write back of provisions no longer required in relation to the sale of the Irish Banks.

(2)   Net pension expense has been included in cash earnings as this is an ongoing expense of the Group’s defined benefit plans.

Supplementary Information - 9: Reconciliation of Number of Shares

9. RECONCILIATION OF NUMBER OF SHARES

	Year to
	Sep 06	Sep 05
	No. ‘000	No. ‘000
Ordinary shares, fully paid
Balance at beginning of year	1,567,188	1,550,784
Shares issued
Dividend reinvestment plan	5,918	6,916
Bonus share plan	3,229	4,562
Staff share ownership plan	1,894	894
Staff share allocation plan	582	529
Executive option plan no. 2	1,639	1,795
Exchangeable capital units converted	29,372	1,611
Paying up of partly paid shares	76	97
	1,609,898	1,567,188
Ordinary shares, partly paid to 25 cents
Balance at beginning of year	466	563
Paying up of partly paid shares	(76)	(97)
	390	466
Total number of ordinary shares on issue at end of year (including treasury shares)	1,610,288	1,567,654

Less: treasury shares	(26,993)	(21,637)

Total number of ordinary shares on issue at end of year (excluding treasury shares)	1,583,295	1,546,017

	Half Year to
	Sep 06	Mar 06
	No. ‘000	No. ‘000
Ordinary shares, fully paid
Balance at beginning of period	1,603,182	1,567,188
Shares issued
Dividend reinvestment plan	2,869	3,049
Bonus share plan	1,577	1,652
Staff share ownership plan	203	1,691
Staff share allocation plan	141	441
Executive option plan no. 2	797	842
Exchangeable capital units converted	1,090	28,282
Paying up of partly paid shares	39	37
	1,609,898	1,603,182
Ordinary shares, partly paid to 25 cents
Balance at beginning of period	429	466
Paying up of partly paid shares	(39)	(37)
	390	429
Total number of ordinary shares on issue at end of period (including treasury shares)	1,610,288	1,603,611
Less: treasury shares	(26,993)	(22,058)
Total number of ordinary shares on issue at end of period (excluding treasury shares)	1,583,295	1,581,553

Supplementary Information - 10: Australia Funds under Management & Administration

10. AUSTRALIA FUNDS UNDER MANAGEMENT& ADMINISTRATION

	Year ended 30 September 2006
	Opening					Closing
	balance			Investment		balance
Funds under management and administration(1)	Sep 05	Inflows	Outflows	earnings	Other(2)	Sep 06
	$m	$m	$m	$m	$m	$m
Platforms	49,417	10,728	(7,625)	6,655	(1,418)	57,757
Wholesale	19,416	3,567	(3,295)	2,571	—	22,259
Cash Management	3,948	12,875	(13,068)	187	(74)	3,868
Other Retail & Trustee	11,374	153	(1,288)	557	(627)	10,169
Total	84,155	27,323	(25,276)	9,970	(2,119)	94,053

	Year ended 30 September 2005
	Opening					Closing
	balance			Investment		balance
Funds under management and administration(1)	Sep 04	Inflows	Outflows	earnings	Other(2)	Sep 05
	$m	$m	$m	$m	$m	$m
Platforms	41,077	8,689	(6,867)	8,288	(1,770)	49,417
Wholesale	17,176	3,683	(3,978)	2,535	—	19,416
Cash Management	3,591	12,214	(12,014)	228	(71)	3,948
Other Retail & Trustee	12,188	206	(1,716)	920	(224)	11,374
Total	74,032	24,792	(24,575)	11,971	(2,065)	84,155

	Half year ended 30 September 2006
	Opening					Closing
	balance			Investment		balance
Funds under management and administration(1)	Mar 06	Inflows	Outflows	earnings	Other(2)	Sep 06
	$m	$m	$m	$m	$m	$m
Platforms	54,870	6,369	(3,935)	1,399	(946)	57,757
Wholesale	21,353	2,163	(1,484)	227	—	22,259
Cash Management	3,725	7,123	(7,039)	97	(38)	3,868
Other Retail & Trustee	10,594	83	(505)	69	(72)	10,169
Total	90,542	15,738	(12,963)	1,792	(1,056)	94,053

	Half year ended 31 March 2006
	Opening					Closing
	balance			Investment		balance
Funds under management and administration(1)	Sep 05	Inflows	Outflows	earnings	Other(2)	Mar 06
	$m	$m	$m	$m	$m	$m
Platforms	49,417	4,359	(3,690)	5,256	(472)	54,870
Wholesale	19,416	1,404	(1,811)	2,344	—	21,353
Cash Management	3,948	5,752	(6,029)	90	(36)	3,725
Other Retail & Trustee	11,374	70	(783)	488	(555)	10,594
Total	84,155	11,585	(12,313)	8,178	(1,063)	90,542

(1)            Balances have been restated to reflect the reclassification of cash management out of platform, and to include the gross inflows and outflows (instead of net flows).

(2)            Other includes trust distributions and flows due to the sale/purchase of businesses.

Supplementary Information - 11: Australia Annual Inforce Premiums

11. AUSTRALIA ANNUAL INFORCE PREMIUMS

	Year ended 30 September 2006
	Opening balance	Sales/New	Lapses & other	Closing balance
Australia Full Year Inforce Premiums	Sep 05	Business	movements	Sep 06
	$m	$m	$m	$m
Retail	508.1	94.6	(34.7)	568.0
Group Risk	125.3	49.1	(34.8)	139.6
Total	633.4	143.7	(69.5)	707.6

	Year ended 30 September 2005
	Opening balance	Sales/New	Lapses & other	Closing balance
Australia Full Year Inforce Premiums	Sep 04	Business	movements	Sep 05
	$m	$m	$m	$m
Retail	464.9	79.2	(36.0)	508.1
Group Risk	110.7	37.2	(22.6)	125.3
Total	575.6	116.4	(58.6)	633.4

	Half year ended 30 September 2006
	Opening balance	Sales/New	Lapses & other	Closing balance
Australia Half Year Inforce Premiums	Mar 06	Business	movements	Sep 06
	$m	$m	$m	$m
Retail	537.1	50.3	(19.4)	568.0
Group Risk	126.1	36.5	(23.0)	139.6
Total	663.2	86.8	(42.4)	707.6

	Half year ended 31 March 2006
	Opening balance	Sales/New	Lapses & other	Closing balance
Australia Half Year Inforce Premiums	Sep 05	Business	movements	Mar 06
	$m	$m	$m	$m
Retail	508.1	44.3	(15.3)	537.1
Group Risk	125.3	12.6	(11.8)	126.1
Total	633.4	56.9	(27.1)	663.2

Supplementary Information - 12: Average Balance Sheet & Related Interest

12. AVERAGE BALANCE SHEET AND RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on impaired assets to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe. Impaired assets are included within interest-earning assets within loans and advances.

Average assets and interest income

	Year ended Sep 06			Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Average interest-earning assets
Due from other banks
Australia	9,561	450	4.71	8,524	392	4.60
Europe	11,298	453	4.01	12,190	435	3.57
Other International	3,036	159	5.24	2,447	88	3.60
Marketable debt securities
Australia	9,697	540	5.57	19,460	1,074	5.52
Europe	7,701	238	3.09	9,450	396	4.19
Other International	7,555	377	4.99	7,389	294	3.98
Loans and advances - housing
Australia(1)	120,057	8,241	6.86	110,869	7,472	6.74
Europe	20,513	1,121	5.46	17,513	1,003	5.73
Other International	17,414	1,314	7.55	16,057	1,153	7.18
Loans and advances - non-housing
Australia(1)	60,369	4,450	7.37	51,186	3,966	7.75
Europe	40,608	2,838	6.99	41,137	2,684	6.52
Other International	21,759	1,995	9.17	22,499	1,650	7.33
Acceptances(2)
Australia	37,874	2,750	7.26
Europe	17	—	—
Other interest-earning assets
Australia	1,943	162	n/a	1,112	218	n/a
Europe	2,942	385	n/a	2,710	87	n/a
Other International	3,347	80	n/a	2,939	191	n/a
Total average interest-earning assets and interest revenue by:
Australia	239,501	16,593	6.93	191,151	13,122	6.86
Europe	83,079	5,035	6.06	83,000	4,605	5.55
Other International	53,111	3,925	7.39	51,331	3,376	6.58
Total average interest-earning assets and interest revenue	375,691	25,553	6.80	325,482	21,103	6.48

(1)            A change has been made to the classification of certain exposures from Loans and Advances — non-housing to Loans and Advances — housing to ensure consistent classification with the spot balance sheet. Associated interest revenue was also reclassified.

(2)            From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Supplementary Information - 13: Other Items

Average assets and interest income

	Year ended Sep 06			Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest
	$m	$m	%	$m	$m	%
Average non-interest-earning assets
Investments relating to life insurance business(1)
Australia	51,318			43,082
Other International	496			705
Acceptances(2)
Australia				20,873
Europe				44
Other International				17
Property, plant and equipment
Australia	713			2,047
Europe	1,137			1,336
Other International	470			546
Other assets	35,738			39,205
Total average non-interest-earning assets	89,872			107,855
Provision for doubtful debts
Australia	(1,208)			(1,434)
Europe	(589)			(772)
Other International	(166)			(249)
Total average assets	463,600			430,882
Percentage of total average interest-earning assets applicable to international operations	36.3%			41.3%

(1)          Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

(2)          From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Average liabilities and interest expense

	Year ended Sep 06			Year ended Sep 05
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Average interest-bearing liabilities
Term deposits and certificates of deposit
Australia	45,770	2,495	5.45	52,812	2,804	5.31
Europe	24,675	1,068	4.33	22,740	1,013	4.45
Other International	29,573	1,758	5.94	23,851	1,260	5.28
On-demand and savings (short-term) deposits
Australia	58,026	2,577	4.44	47,437	1,820	3.84
Europe	24,294	559	2.30	23,818	542	2.28
Other International	11,503	403	3.50	11,669	347	2.97
Government and official institution deposits
Australia	478	15	3.14	506	12	2.37
Other International	817	36	4.41	642	15	2.34
Due to other banks
Australia	11,187	518	4.63	14,091	685	4.86
Europe	14,570	661	4.54	19,089	784	4.11
Other International	9,661	456	4.72	10,704	311	2.91
Short-term borrowings
Australia	21,440	947	4.42	16,827	584	3.47
Europe	851	45	5.29	645	19	2.95
Other International	6,008	276	4.59	8,948	254	2.84
Long-term borrowings
Australia	47,366	2,240	4.73	38,644	1,716	4.44
Europe	1,684	82	4.87	—	—	—
Other International	2,447	156	6.38	1,185	67	5.65
Liability on acceptances(1)
Australia	30,694	1,758	5.73
Europe	17	—	—
Other debt issues
Australia	729	25	3.43	329	13	3.95
Europe	998	57	5.71	1,250	102	8.16
Other International	14	1	7.14	—	—	—
Other interest-bearing liabilities
Australia	19	201	n/a	30	1,382	n/a
Europe	14	308	n/a	7	124	n/a
Other International	56	225	n/a	86	305	n/a
Total average interest-bearing liabilities and interest expense by:
Australia	215,709	10,776	5.00	170,676	9,016	5.28
Europe	67,103	2,780	4.14	67,549	2,584	3.83
Other International	60,079	3,311	5.51	57,085	2,559	4.48
Total average interest-bearing liabilities and interest expense	342,891	16,867	4.92	295,310	14,159	4.79

(1)          From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Average liabilities and interest expense

	Year ended Sep 06			Year ended Sep 05
	Average	Average	Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
	$m	$m	%	$m	$m	%
Average non-interest-bearing liabilities
Deposits not bearing interest
Australia	7,042			6,416
Europe	3,021			4,084
Other International	984			1,009
Liability on acceptances(1)
Australia				20,873
Europe				44
Other International				17
Life insurance policy liabilities
Australia	42,760			38,135
Other International	337			503
Other liabilities	40,549			35,685
Total average non-interest-bearing liabilities	94,693			106,766

Average equity
Ordinary shares	7,662			6,757
Trust Preferred Securities	975			975
Trust Preferred Securities II	1,014			531
National Income Securities	1,945			1,945
National Capital Instruments	13			—
Contributed equity	11,609			10,208
Reserves	659			933
Retained profits	13,698			13,384
Parent entity interest	25,966			24,525
Minority interest in controlled entities	50			4,281
Total average equity	26,016			28,806
Total average liabilities and equity	463,600			430,882
Percentage of total average interest-earning liabilities applicable to international operations	37.1%			42.2%

(1)          From 1 October 2005, under AIFRS, acceptances are interest-earning assets and liability on acceptances are interest-bearing liabilities. Prior to 1 October 2005, acceptances and liability on acceptances were classified as non-interest earning and non-interest bearing, respectively.

Supplementary Information - 13: Other Items

13. OTHER ITEMS

Restructuring provision

The table below sets out the movement in the restructuring provision over the September 2006 year.

	Redundancies(2)	Occupancy	Other(2)	Total
	$m	$m	$m	$m
Provision balance as at 30 September 2005	293	129	35	457
AIFRS Adjustment(1)	(32)	—	—	(32)
Provision balance as at 30 September 2005	261	129	35	425
Foreign exchange impact	6	3	2	11
Utilisation in March 2006 half year	(58)	(41)	4	(95)
Provision balance as at 31 March 2006	209	91	41	341
Foreign exchange impact	2	1	1	4
Utilisation in September 2006 half year	(71)	(7)	(21)	(99)
Provision balance as at 30 September 2006	140	85	21	246

(1)          Includes an AIFRS adjustment to the redundancies opening provision of $32 million relating to pension costs.

(2)          Includes a reclassification between Redundancies and Other in the March 2006 half of $15 million.

Capitalisation of Software Costs

	As at
	30 Sep 06	31 Mar 06	30 Sep 05
	$m	$m	$m
Capitalised application software on the balance sheet	697	577	614

Net Profit on Sale of Controlled Entities

	Half Year to		Year to
	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Disposal of Custom Fleet
Proceeds from the sale of controlled entities	571	—	571	—
Cost of controlled entities sold	(375)	—	(375)	—
Profit on sale of controlled entities	196	—	196	—
Income tax expense	(25)	—	(25)	—
Net profit on sale of controlled entities	171	—	171	—

Disposal of MLC Asia
Proceeds from the sale of controlled entities	565	—	565	—
Cost of controlled entities sold	(628)	—	(628)	—
Net loss on sale of controlled entities	(63)	—	(63)	—
Net profit on sale of controlled entities	108	—	108	—

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©2006 National Australia Bank Limited ABN 12 004 044 937 28735 (10/06)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 3 November 2006	Name: Brendan T Case
Title: Associate Company Secretary